Exhibit 99.3

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you should seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000.

If you have sold or otherwise transferred all of your Ordinary Shares, please forward this document, together with the enclosed Form of Proxy, immediately to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for onward delivery to the purchaser or transferee. If you have sold or otherwise transferred some of your Ordinary Shares you should immediately consult the stockbroker, bank or other agent through whom the sale or transfer was effected.

This document does not constitute an offer of any securities for sale.

Application has been made to the UK Listing Authority for the Consideration Shares to be admitted to the Official List. Application has been or will also be made to the London Stock Exchange for the Consideration Shares to be admitted to trading on its main market for listed securities. It is expected that Admission of the Consideration Shares will become effective and dealings in the Consideration Shares will commence on the London Stock Exchange as soon as practicable following Completion which is expected to be on 8 March 2004.

Perseus Group, LLC is acting for Bookham as financial adviser in connection with the Acquisition and will not be responsible to anyone other than Bookham for providing the protections afforded to clients of Perseus Group, LLC or for providing advice in relation to the Acquisition.

Cazenove & Co. Ltd is acting for Bookham as sponsor in connection with the applications for the Consideration Shares to be admitted to the Official List and to trading on the London Stock Exchange’s market for listed securities and will not be responsible to anyone other than Bookham for providing the protections afforded to clients of Cazenove & Co. Ltd or for providing advice in relation to the applications.

Bookham Technology plc

(Incorporated and registered in England and Wales

under the Companies Act 1985 with registered no. 2298887)

Acquisition of New Focus, Inc.

Notice of Extraordinary General Meeting

This document does not constitute an offer to sell, or the solicitation of an offer to buy, Ordinary Shares or American Depositary Shares in any jurisdiction. The Consideration Shares are not registered under the applicable securities laws of Australia, Canada or Japan and, subject to certain exceptions, may not be offered or sold within Australia, Canada or Japan or to any national, resident or citizen of Australia, Canada or Japan. The distribution of this document in jurisdictions other than the UK may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

Notice of an Extraordinary General Meeting of Bookham, which is to be held at The Oxford Centre, 333 Banbury Road, Oxford OX2 7PL on 5 March 2004 at 10.00 a.m., is set out at the end of this document. The Form of Proxy enclosed with this document for use in connection with the Extraordinary General Meeting should be completed and returned to the Company’s registrars, Capita Registrars, Bourne House, 34 Beckenham Road, Beckenham, Kent BR3 4TU, in accordance with the instructions contained thereon as soon as possible and in any event so as to arrive not later than 10.00 a.m. on 3 March 2004.

In view of the voting requirements for the Extraordinary General Meeting, Shareholders are particularly requested to complete and return their Form of Proxy whether or not they intend to be present at the Extraordinary General Meeting.

CONTENTS

Expected Timetable of Principal Events
Enclosure
Part I	Letter from the Chairman of Bookham
Part II	Terms and Conditions of the Acquisition
Part III	Information Relating to New Focus:
	1	Description of New Focus
	2	Financial Information on New Focus
		(A)	Comparative table for the three financial years ended 29 December 2002
		(B)	Unaudited Interim Results for the nine months ended 28 September 2003
		(C)	Reconciliation of New Focus’ Financial Information to conform with Bookham’s accounting policies
Part IV	Accountants’ Letter on the Pro Forma Statement of Net Assets
Part V	Unaudited Pro Forma Statement of Net Assets
Part VI	Additional Information
Definitions
Notice of Extraordinary General Meeting

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Latest time and date for receipt of Forms of Proxy	10.00 a.m. on 3 March 2004
Extraordinary General Meeting	10.00 a.m. on 5 March 2004
Expected Completion of the Acquisition and Admission of the Consideration Shares becomes effective	8 March 2004

Each of the times and dates in this timetable is subject to change. References to times are to UK time.

ENCLOSURE

Form of Proxy for use at the Extraordinary General Meeting

Please read the whole of this document. You should not rely solely on any key or summarised information set out in this document.

PART I

LETTER FROM THE CHAIRMAN OF BOOKHAM

Bookham Technology plc

(Incorporated and registered in England and Wales

under the Companies Act 1985 with registered no. 2298887)

Directors:	Registered Office:
Andrew George Rickman, Chairman	90 Milton Park
Giorgio Anania, President and Chief Executive Officer	Abingdon
Lori Holland, Non-executive Director	Oxfordshire
Jack St Clair Kilby, Non-executive Director	OX14 4RY
Wilbur Arthur Porter, Non-executive Director
Robert James Rickman, Non-executive Director
David Simpson, Non-executive Director

Joseph Cook, Non-executive Director

3 February 2004

To Shareholders and, for information only, to Optionholders and Warrantholders

Dear Shareholder,

Proposed Acquisition of New Focus, Inc.

Introduction

The Company announced on 22 September 2003 that it had agreed, subject to the satisfaction of certain conditions, including, inter alia, Shareholder approval, to acquire the entire issued share capital of New Focus. The consideration for the Acquisition is to be the issue of up to 86,000,000 New Ordinary Shares, assuming exercise of all the New Focus Options, equivalent to approximately 39.66 per cent of the current issued share capital of the Company.

Based on the mid-market closing price on the London Stock Exchange on 30 January 2004 (being the latest practicable date prior to publication of this document) of 173.5 pence per Ordinary Share, the Acquisition has a value of approximately £149,210,000 (assuming full exercise of the New Focus Options).

Due to its size in relation to the Group, the Acquisition is conditional, inter alia, upon approval of the Shareholders. An Extraordinary General Meeting is to be held at 10.00am on 5 March 2004 at which Shareholders will be asked to approve the Acquisition, to authorise an increase in the authorised share capital of the Company from £1,000,000 to £1,500,000 and to grant the Directors authority to allot up to 86,000,000 Ordinary Shares pursuant to the Acquisition. In addition, resolutions will be proposed at the Extraordinary General Meeting to renew the Directors’ general authorities to allot Ordinary Shares, although the Acquisition will not be conditional on the passing of these resolutions. Details of the terms of the Acquisition and the Resolutions are set out below and the full text of the Resolutions are set out in the notice convening the Extraordinary General Meeting at the end of this document.

The purpose of this document is to explain the reasons for the Acquisition, to provide you with information on New Focus and the effect of the Acquisition on the Group and to explain why the Directors unanimously recommend you to vote in favour of the Resolutions at the Extraordinary General Meeting.

Background to and benefits of the Acquisition

Bookham principally designs, manufactures and markets optical components, modules and subsystems for the telecommunications industry. It also manufactures high speed electronics components for the telecommunications, defence and space industries.

New Focus is a leading provider of photonics and microwave solutions to non-telecom diversified markets, including the semiconductor, defence, research, industrial, biotech/medical and telecom test and measurement industries. New Focus’ product solutions include tunable lasers, microwave radio-frequency (RF) amplifiers, optoelectronics, photonics subsystems and photonics tools.

The market for optical components has experienced dramatic change in the last three and a half years. The Directors believe the optical component industry is experiencing, and will continue to experience, significant consolidation driven by customers’ demands for fewer, larger optical component and subsystem suppliers that can deliver cost-competitive pricing through economies of scale. In addition, customers for optical components, as part of overall restructurings, have significantly reduced their research and development expenditures, requiring their suppliers to be able to provide a complete range of products and services and have the research and development expertise required to support the development of new systems. As a consequence, during 2002, the Company acquired the optical components businesses of Nortel Networks and Marconi Optical Components Limited, a wholly owned subsidiary of Marconi plc. The proposed acquisition of New Focus is a continuation of this consolidation strategy.

In addition, the Company believes that significant market opportunities exist outside the telecommunications market for the Enlarged Group’s products and technologies and that diversification into these markets presents an opportunity to increase revenues and reduce the Company’s dependency on the telecommunications market, which has been and continues to remain in a depressed condition. These areas include monolithic microwave integrated circuit technology, with applications in the aerospace, military and defence markets, and pump laser technology in a wide range of industrial laser applications, areas in which New Focus currently markets and sells products. The Directors have therefore sought opportunities for expansion into these markets, as well as related datacom markets.

The Directors believe that access to sufficient capital resources is important in order to finance the Company’s targeted growth during a period of market consolidation.

The Company believes that the key benefits of the Acquisition will include, inter alia:

•                                          the accelerated expansion of the Company’s non-telecommunications optical and RF component businesses by diversification into applications including the semiconductor equipment and defence industries with non-telecommunications revenues expected to reach approximately 30% of the Company’s revenues in 2004;

•                                          the reduced dependency on major telecommunications customers with the addition of significant non-telecommunications customers to the Company’s installed base;

•                                          the opportunity to increase sales through the Company’s ability to sell to a larger customer base and through expanded sales channels;

•                                          the competitive advantage of offering a more complete and comprehensive product line, addressing a range of telecommunications and non-telecommunications market requirements;

•                                          a significant increase in cash reserves from New Focus’ balance sheet, estimated to be approximately $105 million (£57.7 million) before consideration of transaction costs, providing the Company with the capital resources to invest in research and development and expand its market share during a period of reduced product demand;

•                                          the opportunity to leverage New Focus’ research and development engineering capabilities to promote faster product introduction and to realise cost savings through the consolidation of the Company’s and New Focus’ respective research and development programs;

•                                          establishment of an Asian manufacturing capability, through the acquisition of New Focus’ manufacturing facility located in Shenzhen, China, which is expected to lower the Company’s manufacturing costs and increase manufacturing efficiencies. In addition, the expansion of the Company’s geographic presence in key markets, particularly the Silicon Valley region in northern California; and

•                                          the opportunity to realise cost savings of an expected £3 million to £5 million in 2004 by consolidating research and development programs, eliminating redundant expenses and administrative functions, and utilising New Focus’ manufacturing facility in China to improve manufacturing margins for existing and new Bookham products, in support of the Company’s goal of achieving positive cash flow.

Potential risks of the Acquisition include the following:

•                                          the risk that the potential benefits of the Acquisition, including those outlined above, might not be realised;

•                                          the risks associated with integrating the businesses of the Company and New Focus and management and employee disruption associated with the Acquisition; and

•                                          risks associated with New Focus generally, including New Focus’ history of net losses, the length of New Focus’ sales cycle and the lawsuits and legal proceedings to which New Focus is subject.

Information on New Focus

New Focus develops and manufactures photonics and microwave solutions for diversified markets within the semiconductor, defence, research, industrial, biotech/medical, and telecom test and measurement industries. Its products include tunable lasers for test and measurement applications, microwave radio-frequency (RF) amplifiers, and advanced photonics tools. New Focus’ photonics tools products include instruments and tools used for generating, measuring, moving, manipulating, modulating and detecting optical signals in semiconductor, defence, research, industrial, biotech/medical and telecomm test and measurement applications. Its tunable lasers products include tunable laser instruments and sub-systems and are used in semiconductor metrology, test and measurement and metrology, biomedical, optical spectroscopy, and a range of research applications. New Focus’ microwave RF amplifier products are high-speed, low-noise electronic amplifier modules and are used principally in defence and aerospace applications.

New Focus’ net revenues were $33.4 million (£20.1 million) for the year ended 29 December 2002 down from $92.6 million (£55.8 million) for the year ended 30 December 2001 and from $80.4 million (£48.4 million) for the year ended 31 December 2000.

Gross profit (loss) percentage, including amortisation of deferred compensation expenses, worsened to a loss of 30.9% in financial year 2002 from a loss of 30.2% in financial year 2001 and a profit of 14.7% in financial year 2000. The net loss for financial year 2002 was $104.8 million (£63.1 million) and the net loss for the twelve months of 2001 and 2000 was $495.4 million (£298.4 million) and $36.0 million (£21.7 million), respectively.

New Focus’ third quarter and nine month results for the period ended 28 September 2003 showed net revenues of $7.7 million (£4.6 million), up from $6.3 million (£3.8 million) in the second quarter of 2003 and $6.7 million (£4.0 million) in the third quarter of 2002. Third quarter net revenues included $1.4 million (£0.8 million) in royalty income, which represented the first of three guaranteed minimum royalty payments related to the sale of the company’s passive optical component product line. Two additional royalty payments of $2.0 million (£1.2 million) each are due in the third quarters of 2004 and 2005, respectively. Net revenues for the nine months ended 28 September 2003 were $20.1 million (£12.1 million), down from $26.0 million (£15.7 million) in the same period of 2002. New Focus recorded a net loss for the third quarter of 2003 of $4.4 million (£2.7 million), down from a net loss of $7.2 million (£4.3 million) in the second quarter of 2003 and a net loss of $56.5 million (£34.0 million) in the third quarter of 2002. The net loss for the nine months ended 28 September was $16.7 million (£10.1 million), down from a net loss of $95.1 million (£57.3 million) in the same period of 2002. These quarterly and nine-month net losses included various restructuring and impairment charges as well as charges for the amortization of goodwill and deferred compensation. Additionally, the nine-month net loss for 2002 included gains from certain product line divestitures.

Further information on New Focus is contained in Part III of this document.

The Acquisition

The Acquisition is to be effected by a statutory merger under the laws of the State of Delaware, US. Under the terms of the Acquisition Agreement, a wholly owned subsidiary of Bookham, Budapest Acquisition Corp., will merge with and into New Focus, with New Focus surviving as a wholly owned subsidiary of Bookham.

Pursuant to the terms of the Acquisition Agreement, if the conditions of the Acquisition are met, immediately prior to Completion, each New Focus Stockholder will be entitled to receive a cash distribution from New Focus in the amount of $2.19 per share of New Focus common stock held.

The aggregate consideration for the Acquisition is to be up to 86,000,000 New Ordinary Shares comprising 78,379,716 Consideration Shares and up to 7,620,284 New Ordinary Shares reserved for the exercise of the assumed New Focus Options.

Under the terms of the Acquisition Agreement, each outstanding share of New Focus common stock will be automatically cancelled and converted into the right to receive 1.2015 ADSs, or, at the election of the New Focus Stockholder, the equivalent number of Ordinary Shares. At Completion, each outstanding New Focus Option will be assumed by Bookham and will become, on the same terms and conditions as were applicable to the option under the New Focus option plans and agreements prior to Completion, an option to purchase a unit consisting of 1.2015 Ordinary Shares and $2.19 for each share of New Focus common stock subject to that option before the Acquisition.

New Focus has agreed to pay the Company a termination fee of $7 million (£3.8 million) if the Acquisition Agreement is terminated, by the Company, under certain circumstances including, inter alia, if:

•                                          the Acquisition is not consummated by 21 April 2004 and New Focus, at the time of termination, is in wilful breach of certain of its obligations under the Acquisition Agreement and such breach has been the principal cause of the inability to consummate the Acquisition;

•                                          New Focus Stockholders do not adopt the Acquisition Agreement at their stockholders’ meeting (provided that Bookham’s material breach of or its failure to fulfill its material obligations under the Acquisition Agreement has not been a principal cause of the inability to obtain the New Focus Stockholders’ consent), if, at the time of such termination New Focus is in wilful breach of any of its covenants or agreements in the Acquisition Agreement and such breach has been the principal cause of the inability to consummate the Acquisition or the failure to obtain the requisite vote of the New Focus Stockholders in favour of the Acquisition; or

•                                          the New Focus board of directors, or any committee of the New Focus board of directors, fails to recommend the approval of adoption of the Acquisition Agreement to the New Focus Stockholders or withdraws or modifies its recommendation of the Acquisition to New Focus Stockholders.

Winston Fu and Peter Bordui, who are two of the directors of New Focus, will join the Board on Completion as non-executive Directors. Jack Kilby, a non-executive Director, will retire from the Board on Completion.

Dr. Winston S. Fu has served on the New Focus board of directors since June 1999. Dr. Fu is a non-managing member of Presidio Management Group VI, LLC, the general partner of U.S. Venture Partners, a venture capital firm. Prior to joining U.S. Venture Partners in August 1997, Dr. Fu was enrolled in the M.B.A. program at Northwestern University. Prior to that, Dr. Fu served as the director of product marketing and in various other positions at Vixel Corporation, a manufacturer of fibre channel products. Dr. Fu holds a B.S. in physics from Massachusetts Institute of Technology, an M.B.A. from Kellogg Graduate School of Management (Northwestern University) and a Ph.D in applied physics from Stanford University.

Dr. Peter F. Bordui has served on New Focus’ board since December 2001. From January 1999 to December 2001, Dr. Bordui served first as Vice President and General Manager, Netherlands and then as Vice President and General Manager, Source Lasers for JDS Uniphase Corporation, a fibre optic communications product manufacturer. From September 1992 through January 1999, Dr. Bordui was Vice President and General Manager, Materials Division for Crystal Technology, Inc., a Siemens company and optical component manufacturer. Dr. Bordui currently serves as chairman of Photonic Materials, Ltd. in Scotland and as director of Intense Photonics, Ltd., each an optical component company. Dr. Bordui holds a B.S., M.S. and Ph.D. in material science and engineering from the Massachusetts Institute of Technology.

Further details of the Acquisition Agreement are set out in Part II of this document.

Current Trading and Prospects of the Enlarged Group

On 28 October 2003, the Company announced its third quarter and nine month results for the period ended 28 September 2003 (the “Q3 Results”), which showed revenues in the third quarter of £23.1 million, a 10 per cent. sequential increase from £21.0 million in the second quarter of 2003 and a 204 per cent. increase compared to the third quarter of 2002 (£7.6 million). Nortel Networks and Marconi Communications remained very strong customers of Bookham, representing 57% and 14% of sales, respectively. Revenues for the nine months ended 28 September 2003 were £65.2 million, up 221 per cent. compared with the same period in 2002.

Gross margin, excluding exceptionals, improved by over 13 percentage points, to near breakeven with a loss of £0.4 million (or negative 1.5%), down from £3.2 million (or negative 15%) in the second quarter 2003. Operating expenses, excluding exceptionals, were reduced by 7% quarter on quarter.

Cash burn for the third quarter 2003 was £22.9 million, primarily reflecting one-off costs associated with the closure of the Ottawa fabrication facility, overhead reductions and restructuring initiatives. The net loss for the third quarter was £29.2 million, including exceptional charges of £14.6 million. This compares with a net loss of £18.1 million in the second quarter of 2003, which included exceptional charges of £1.8 million. The net loss for the nine months ended 28 September 2003 was £72.3 million. This compares with a net loss of £55.2 million in the corresponding period in 2002.

Since the publication of the Q3 Results, trading has continued broadly in line with management expectations despite the continuation of a difficult market environment.

On 28 October 2003, New Focus announced its third quarter and nine month results for the period ended 28 September 2003 (the “New Focus Q3 Results”), which showed net revenues of $7.7 million (£4.6 million), up from $6.3 million (£3.8 million) in the second quarter of 2003 and $6.7 million (£4.0 million) in the third quarter of 2002. Third quarter net revenues included $1.4 million (£0.8 million) in royalty income, which represented the first of three guaranteed minimum royalty payments related to the sale of the company’s passive optical component product line. Two additional royalty payments of $2.0 million (£1.2 million) each are due in the third quarters of 2004 and 2005, respectively.

New Focus recorded a net loss for the third quarter of 2003 of $4.4 million (£2.7 million), down from a net loss of $7.2 million (£4.3 million) in the second quarter of 2003 and a net loss of $56.5 million (£34.0 million) in the third quarter of 2002.

Following the close of its third quarter 2003, New Focus began to see an improved order flow for its product lines. As a result of this improved order flow, New Focus announced that it expected net revenues for the fourth quarter 2003, which would be composed of product revenues only, to be in the range of $6.5 to $7.0 million (£3.9 to £4.2 million). New Focus has also indicated that three new low-cost suppliers in southeast Asia would be on line in the fourth quarter, which would eliminate the unfavourable material cost effects that New Focus has experienced during the second and third quarters 2003. As a result of this and other actions, New Focus noted that the gross margin percentage on product revenues should show sequential improvement between the third and fourth quarters of 2003.

The New Focus Q3 Results are set out in full in Section C of Part III of this document.

The Directors anticipate market conditions to be broadly unchanged over the current financial year. However, the Directors expect the Acquisition to increase the critical mass of the Enlarged Group’s non-telecommunications business, enabling the Enlarged Group to diversify its customer base. Telecommunications and non-telecommunications revenues are expected to account for approximately 70% and 30%, respectively, of the Enlarged Group’s revenues by the end of the current financial year. The Acquisition will also provide significant additional cash resources for the Enlarged Group.

Shareholder Approval

Due to its size in relation to the Group, the Acquisition is conditional, inter alia, on the approval of the Shareholders.

Extraordinary General Meeting

An Extraordinary General Meeting is to be held at 10.00 a.m. on 5 March 2004 at The Oxford Centre, 333 Banbury Road, Oxford OX2 7PL at which:

(a)                                  Resolution 1 will be proposed as an ordinary resolution (which will require a simple majority of those voting) to approve the terms of the Acquisition;

(b)                                 Resolution 2 will be proposed as an ordinary resolution to increase the authorised share capital of the Company by £500,000 from £1,000,000 to £1,500,000 by the creation of 150,000,000 additional Ordinary Shares;

(c)                                  Resolution 3 will be proposed as an ordinary resolution to authorise, pursuant to Section 80 of the Act, the Directors to allot the Consideration Shares and Ordinary Shares reserved for the exercise of the assumed New Focus Options;

(d)                                 Resolution 4 will be proposed as an ordinary resolution to authorise, pursuant to Section 80 of the Act, the Directors to generally allot Ordinary Shares and/or other securities of the Company; and

(e)                                  Resolution 5 will be proposed as a special resolution to authorise, pursuant to Section 95 of the Act, the Directors to generally allot Ordinary Shares and/or other securities of the Company for cash on a non-pre-emptive basis.

Resolution 1 is required to approve the Acquisition. Resolution 2 will result in an increase of 50 per cent. in the authorised share capital of the Company and is required to create sufficient share capital for the issue of the Consideration Shares and Ordinary Shares reserved for the exercise of the assumed New Focus Options, together with additional headroom.

Resolution 3 gives the Directors the authority to allot the Consideration Shares and Ordinary Shares reserved for the exercise of the assumed New Focus Options. Such authority will expire on the earlier of 15 months after the passing of the resolution or on the conclusion of the Annual General Meeting of the Company to be held in 2004.

The Acquisition is not conditional on Resolutions 4 and 5 which are being proposed to renew the Directors’ general authorities to issue Ordinary Shares and/or other securities, such authorities to be based on the expected total issued share capital of the Company immediately following Completion.

Resolution 4 is in similar form to the resolution passed by Shareholders at last year’s Annual General Meeting and will be proposed as an ordinary resolution, to authorise the Directors to (i) grant options pursuant to the Company’s share option schemes up to a maximum nominal value of £98,407 representing approximately 10 per cent. of the expected total issued ordinary share capital of the Company immediately following Completion; and (ii) allot generally relevant securities up to a maximum nominal value of £328,025, representing approximately one-third of the expected total issued ordinary share capital of the Company immediately following Completion. This authority will expire on the earlier of 15 months after the passing of the resolution or on the conclusion of the Annual General Meeting of the Company to be held in 2004. Other than in respect of the grant of options pursuant to the Company’s share option schemes, the Directors have no present intention of using the authority proposed to be granted by Resolution 4. The Company does not hold any treasury shares as at 30 January 2004 (being the latest practicable date prior to the publication of this document).

Resolution 5 is in similar form to the resolution passed by Shareholders at last year’s Annual General Meeting with the same limit of 5 per cent. of the issued ordinary share capital (calculated, in this instance, on the expected total issued ordinary share capital of the Company immediately following Completion) being imposed on the issue of new shares without first offering them to existing Shareholders. Under Section 89 of the Act, if the Directors wish to allot any of the unissued Ordinary Shares for cash they must in the first instance offer them to existing Shareholders in proportion to their ordinary shareholding. There may be occasions, however, when the Directors will need the flexibility to finance business opportunities by the issue of Ordinary Shares without a pre-emptive offer to existing Shareholders. Like the resolution passed at last Annual General Meeting, Resolution 5 also seeks a disapplication of the pre-emption rights on the grant of options pursuant to the Company’s share option schemes and on a rights issue so as to allow the Directors to make exclusions or such other arrangements as may be appropriate to resolve legal or practical problems which, for example, might arise with overseas Shareholders. This authority will expire on the earlier of 15 months after the passing of the resolution or on the conclusion of the Annual General Meeting of the Company to be held in 2004.

The full text of the Resolutions are set out in the notice convening the Extraordinary General Meeting at the end of this document.

Shareholders are entitled to attend the Extraordinary General Meeting and vote on the Resolutions. Shareholders will find enclosed a Form of Proxy for use at the Extraordinary General Meeting. Whether or not you propose to attend the Extraordinary General Meeting, you are requested to complete and return the Form of Proxy in accordance with the instructions printed on it as soon as possible. The completion and return of a Form of Proxy will not prevent you from attending the Extraordinary General Meeting and voting in person if you wish to do so. The Form of Proxy should be returned to Capita Registrars, Bourne House, 34 Beckenham Road, Beckenham, Kent BR3 4TU so as to arrive as soon as possible and in any event not later than 10.00 a.m. on 3 March 2004.

Recommendation

The Directors, who have received financial advice from Perseus Group, LLC, consider the Acquisition and the Resolutions to be in the best interests of the Company and the Shareholders as a whole. Accordingly, the Directors unanimously recommend you to vote in favour of the Resolutions as they intend and have undertaken to do so (or procure to be done) in respect of their own beneficial holdings and those of their connected persons amounting to 29,446,878 Ordinary Shares (representing approximately 13.6 per cent. of the current issued share capital of the Company).

Yours faithfully,

Andrew Rickman

Chairman

PART II

TERMS AND CONDITIONS OF THE ACQUISITION

The Acquisition Agreement

On 21 September 2003, the Company, Budapest Acquisition Corp. (a wholly owned subsidiary of Bookham) and New Focus entered into an Acquisition Agreement, which is governed by the laws of the State of Delaware, US, whereby the Company has agreed, subject to the satisfaction of certain conditions, including Shareholder and New Focus Stockholder approval, to acquire from the New Focus Stockholders the entire issued share capital of New Focus.

Under the terms of the Acquisition Agreement, Budapest Acquisition Corp., will merge with and into New Focus, with New Focus surviving as a wholly owned subsidiary of Bookham.

The aggregate consideration for the Acquisition is to be up to 86,000,000 New Ordinary Shares comprising 78,379,716 Consideration Shares and up to 7,620,284 New Ordinary Shares reserved for the exercise of the assumed New Focus Options.

Under the terms of the Acquisition Agreement, each outstanding share of New Focus common stock will be automatically cancelled and converted into the right to receive 1.2015 ADSs, or, at the election of the holder of New Focus common stock, the equivalent number of Ordinary Shares. In relation to the New Focus Options, at Completion, each outstanding New Focus Option will be assumed by Bookham and will become, on the same terms and conditions as were applicable to the option under the New Focus option plans and agreements prior to Completion, an option to purchase a unit consisting of 1.2015 Ordinary Shares and $2.19 for each share of New Focus common stock subject to that option before the Acquisition. The exercise price per unit for each of these units will be the exercise price per share of New Focus common stock applicable to that option before Completion. The number of Ordinary Shares issuable upon any particular exercise of any New Focus Option assumed will be rounded to the nearest whole number of Ordinary Shares (with 0.5 and above being rounded up to the nearest whole share).

If the conditions of the Acquisition are met, immediately prior to Completion, each New Focus Stockholder will be entitled to receive a cash distribution from New Focus in the amount of $2.19 per share of New Focus common stock held.

The Acquisition Agreement contains a number of customary representations and warranties made by New Focus, Bookham and Budapest Acquisition Corp. Bookham and Budapest Acquisition Corp. have also represented that Budapest

Acquisition Corp. was formed solely for the purposes of engaging in the transactions contemplated by the Acquisition Agreement, has engaged in no other business activities and has conducted its operations only as contemplated by the Acquisition Agreement.

New Focus and Bookham have each agreed that, unless approved by the other party, during the period between the signing of the Acquisition Agreement and Completion they will, and will cause each of their subsidiaries to, inter alia, act and carry on their business in the ordinary course in substantially the same manner as previously conducted, pay their debts and taxes and perform their other obligations when due (subject to good faith disputes over such debts, taxes or obligations), comply with all applicable laws, rules and regulations, and use commercially reasonable efforts, consistent with past practices, to maintain and preserve their and each of their subsidiary’s present business organisation, assets and properties, keep available the services of their present officers and employees and preserve their business relationships with customers, strategic partners, suppliers, distributors and others having business dealings with them.

Pursuant to the terms of the Acquisition Agreement, after Completion for a period of six years to the extent permitted by law, Bookham will indemnify and will cause the Enlarged Group to indemnify the individuals who are or were directors or officers of New Focus as of or before Completion for any judgments, fines, liabilities, claims, losses and damages they incur arising out of or pertaining to matters existing or occurring at or prior to Completion, whether asserted or claimed prior to or after Completion, to the extent that such obligations to indemnify and hold harmless existed on the date of the Acquisition Agreement.

Additionally, for a period of six years after Completion, Bookham will cause the Enlarged Group to maintain (to the extent available in the market) in effect a directors’ and officers’ liability insurance policy covering those persons who were covered by New Focus’ directors’ and officers’ liability insurance policy on the date of the Acquisition Agreement, with coverage in amount and scope at least as favorable to such persons as New Focus’ existing coverage on the date of the Acquisition Agreement.

New Focus has agreed to pay the Company a termination fee of $7 million (£3.8 million), if the Acquisition Agreement is terminated, by the Company, under certain circumstances including, inter alia, if:

•                                          the Acquisition is not consummated by 21 April 2004 and New Focus, at the time of termination, is in wilful breach of certain of its obligations under the Acquisition Agreement and such breach has been the principal cause of the inability to consummate the Acquisition;

•                                          New Focus Stockholders do not adopt the Acquisition Agreement at their stockholders’ meeting (provided that Bookham’s material breach of or its failure to fulfill its material obligations under the Acquisition Agreement has not been a principal cause of the inability to obtain the New Focus Stockholders’ consent), if, at the time of such termination New Focus is in wilful breach of any of its covenants or agreements in the Acquisition Agreement and such breach has been the principal cause of the inability to consummate the Acquisition or the failure to obtain the requisite vote of the New Focus Stockholders in favour of the Acquisition; or

•                                          the New Focus board of directors, or any committee of the New Focus board of directors, fails to recommend the approval of adoption of the Acquisition Agreement to the New Focus Stockholders or withdraws or modifies its recommendation of the Acquisition to New Focus Stockholders.

Conditions to the Acquisition

Completion of the Acquisition will, inter alia, be subject to satisfaction of the following conditions:

•                                          the passing at the Extraordinary General Meeting of the Resolutions (other than Resolutions 4 and 5);

•                                          the approval of the New Focus Stockholders;

•                                          the representations and warranties given by New Focus shall be true and correct at the time of Completion except for inaccuracies that have not had and are not reasonably likely to have, individually or in the aggregate, a material adverse effect on New Focus (or, if it does, that it is waived by Bookham);

•                                          the representations and warranties given by Bookham shall be true and correct at the time of Completion except for inaccuracies that have not had and are not reasonably likely to have, individually or in the aggregate, a material adverse effect on Bookham (or, if it does, that it is waived by New Focus);

•                                          all necessary authorisations, consents and orders relating to competition or anti-trust in connection with the Acquisition being obtained; and

•                                          admission of the Consideration Shares to the Official List and admission to trading of the Consideration Shares to the London Stock Exchange’s main market for listed securities.

Settlement, listing and dealings

Settlement

The Consideration Shares will be in registered form and will be capable of being held in certificated or uncertificated form. Upon Completion, the Company will (subject to New Focus complying with all its obligations under the Acquisition Agreement), through its exchange agent, allot and issue to the New Focus Stockholders the Consideration Shares in the form of ADSs, credited as fully paid, or at the election of the New Focus Stockholders, as Ordinary Shares.

Listing and dealings

The Ordinary Shares are currently listed on the Official List and traded on the London Stock Exchange’s main market for listed securities. ADS’s each representing one Ordinary Share, are quoted on the NASDAQ National Market.

Application has been made to the UK Listing Authority for the Consideration Shares to be admitted to the Official List and to the London Stock Exchange for the Consideration Shares to be admitted to trading on its main market for listed securities. It is expected that Admission of the Consideration Shares will become effective, and that trading on the London Stock Exchange in the Consideration Shares will commence, as soon as practicable following Completion which is expected to be on 8 March 2004.

PART III

INFORMATION RELATING TO NEW FOCUS

1.                                      Description of New Focus

The New Focus Business

New Focus develops and manufactures photonics and microwave solutions for diversified markets within the semiconductor, defence, research, industrial, biotech/medical, and telecom test and measurement industries. Its products include tunable lasers for test and measurement applications, microwave radio-frequency (RF) amplifiers, and advanced photonics tools. New Focus’ photonics tools products include instruments and tools used for generating, measuring, moving, manipulating, modulating and detecting optical signals in semiconductor, defence, research, industrial, biotech/medical and telecom test and measurement applications. Its tunable lasers products include tunable laser instruments and sub-systems and are used in semiconductor metrology, test and measurement and metrology, biomedical, optical spectroscopy, and a range of research applications. New Focus’ microwave RF amplifier products are high-speed, low-noise electronic amplifier modules and are used principally in defence and aerospace applications.

Products and Technology

New Focus develops innovative photonics and microwave solutions for diversified markets. New Focus sells three primary families of products: advanced photonics tools, tunable lasers for test and measurement applications, and high-speed RF products.

Photonics Tools

Photonics tools are instruments and tools principally used for generating, measuring, moving, manipulating, modulating and detecting optical signals. In addition to research and academic laboratories, the company’s photonics tools are used in a variety of commercial and OEM applications. New Focus currently offers a wide range of photonics tools for advanced research, development and manufacturing. These products leverage its core competencies in photonics and are used in applications for the semiconductor, defence, research, industrial, biomedical and telecom industries.

New Focus’ photonics tools line includes electro-optical components, precision opto-mechanical components and motion control devices. Its electro-optical components include laser sources, modulators, photodetectors and photoreceivers (photodetectors with built-in amplifiers) used for general-purpose light and fluorescence detection, light modulation, and component test and characterisation. New Focus’ precision opto-mechanical components, such as optical mounts, fibre aligners and translation stages, among others, provide high stability, high resolution and precision adjustment capability for use in both manufacturing and laboratory environments. Supplementing the precision opto-mechanical component family is a motion control product line that includes motorised optical mounts, stages and Picomotor(TM) actuators. When used with New Focus’ precision opto-mechanical products, these tools provide high-resolution positioning and precise alignment.

Tunable Laser Products

New Focus’ tunable laser product family includes swept-wavelength and step-and-measure lasers available in either benchtop system or OEM module configurations. New Focus’ tunable lasers are based on an external-cavity diode laser design and are used in semiconductor metrology applications, telecom test and measurement instrumentation, biomedical applications, spectroscopic applications, and research laboratories worldwide. New Focus’ tunable laser product line has grown to include wavelengths from 400 nanometers (nm) to 1630 nm and offers performance characteristics such as rapid, precise, and wide tuning or wavelength scanning for efficient testing. New Focus has received numerous industry awards for the development and commercialisation of external cavity tunable diode lasers.

Some applications in which New Focus’ high performance test and measurement tunable lasers are used include: (1) testing and measuring fibre optic components and systems in manufacturing, development and research environments, (2) improving the accuracy of complex surface profiling instruments for the semiconductor industry, (3) testing and stabilising particular transitions of atomic cesium, enabling the production of a new generation of highly accurate atomic clocks, and (4) testing and monitoring pressure, temperature and strain in various industrial environments.

New Focus’ tunable laser capabilities include advanced laser design, development and manufacturing, advanced laser packaging for high reliability and advanced thin films for extremely low optical reflections. These capabilities have resulted in tunable laser products with wide wavelength coverage, high stability and low noise.

High-Speed Radio-Frequency (RF) Microwave Products

New Focus’ high-speed RF microwave product family is designed for use in military, air traffic management, avionics, navigation systems, satellite communications and commercial wireless telephony applications. The company’s RF amplifiers operate at frequencies from 10 kiloHertz up to 40 gigaHertz and provide power up to 5 Watts, while keeping noise figure below 1 dB. New Focus’ designs use thin-film hybrid microwave technology to achieve high RF performance. New Focus has a comprehensive product line of standard microwave amplifiers as well as built-to-order custom amplifiers and subsystems. New Focus’ flexible design methodology allows its products to be readily customised to meet the specialised requirements of a given customer application. New Focus’ high-speed RF microwave product offerings include, but are not limited to, radar and communications band amplifiers, power amplifiers and tri-band amplifiers. Radar and communications band amplifiers, in particular, account for a high percentage of revenues derived from this product family. These amplifiers use high electron mobility transistors (HEMT) and gallium arsenide field effect transistors (GaAs FETs) to satisfy the low noise requirements in the common radar and communications bands and operate over the full military temperature ranges.

Customers

New Focus sells its products to customers in the semiconductor, industrial, biomedical, defence and telecommunications industries. Its customers also include commercial, academic and governmental research institutions that engage in advanced research and development activities.

During the past few years, when a significant portion of New Focus’ net revenues were derived from the telecommunications industry, its major customers tended to be large, public companies in the telecommunications industry. As a result of the downturn in the telecommunications industry and, more specifically, the company’s restructuring actions in 2002, it has reduced its dependence on the telecommunications industry and diversified the composition of its customer base. During the second half of 2002 and the first nine months of 2003 its top five customers typically accounted for 20-35% of quarterly net revenues. During this period, its top two customers typically accounted for 10-20% of the company’s quarterly net revenues. Top customers during this time period included resellers of New Focus’ photonics tools products, defence contractors, and semiconductor companies.

Sales, Marketing and Customer Support

New Focus sells and markets its tunable lasers, high-speed RF products, and photonics tools primarily through a combination of direct sales, catalogue sales and international sales representatives and resellers. New Focus currently focuses its direct sales and marketing efforts on OEM customers with photonics subsystem integration requirements and on defence contractors that use high-speed RF amplifiers. New Focus’ direct sales account managers for its photonics tools and tunable laser product lines generally cover specific geographic regions and call on current and potential customers within their assigned regions. The direct sales account managers for New Focus’ high-speed RF products cover the market on an assigned account basis. New Focus takes a collaborative approach with its customers and establishes relationships at all levels: engineering, procurement, and senior management.

New Focus believes that support services are essential to the successful installation and ongoing support of its products. New Focus’ support services include customer service and technical support. Customer service representatives assist customers with orders, warranty returns and other administrative functions. Technical support engineers provide customers with answers to technical and product-related questions as well as application support relating to the use of the company’s products in the customer’s applications. These engineers also help to define the features that are required for New Focus’ products to be successful in specific applications.

Manufacturing

New Focus manufactures the majority of its products. However, New Focus does outsource on a limited basis manufacturing of selected subcomponents, primarily for a subset of its photonics tools products. New Focus’ manufacturing operations are in San Jose, California, US.

New Focus is committed to designing and manufacturing high quality products that have been thoroughly tested for reliability and performance. Its manufacturing processes utilise stringent quality controls, including incoming material inspection, in-process testing and final test. As a result of its continuing commitment to manufacturing high quality products, New Focus’ operation in San Jose, California, US, is ISO 9001 certified.

Research and Development

New Focus has assembled a team of engineers, technicians and operators with significant experience in highly specialised manufacturing industries such as semiconductor capital equipment, optical storage and networking, and communications.

New Focus’ total research and development expenses, excluding reimbursement for engineering development work, totalled $22.2 million (£13.4 million) for the fiscal year ended 29 December, 2002, $50.8 million (£30.6 million) for the fiscal year ended 30 December, 2001, and $27.2 million (£16.4 million) for the fiscal year ended 31 December, 2000. New Focus’ total research and development expenses, excluding reimbursement for engineering development work, totaled $2.1 million (£1.3 million) for the quarter ended 28 September 2003, $2.4 million (£1.4 million) for the quarter ended 29 June 2003 and $2.2 million (£1.3 million) for the quarter ended 30 March 2003.

Competition

In the photonics tools market New Focus faces competition from a number of companies, including Linos AG, Melles Griot, Inc. (a Barloworld Scientific company), Newport Corporation, Thermo Oriel (a unit of the Thermo Photonics Division of Thermo Electron Corporation), and Thorlabs, Inc. Competitors in the tunable laser market include Agilent Technologies. In the high-speed RF products market, New Focus faces competition from M/A-Com (a subsidiary of Tyco International), Miteq Inc., REMEC, Inc. and several smaller private companies.

Intellectual Property

New Focus pursues patent protection in the United States and abroad, and as of 31 December 2003 it has been granted 50 U.S. patents and 2 European patents. The expiration dates of its patents range from May 2008 to October 2023.

New Focus generally enters into confidentiality or license agreements with its employees, consultants and corporate partners, and generally controls access to and distribution of its proprietary information. Its confidentiality agreements generally prohibit the disclosure or use of the technology being evaluated or licensed. From time to time New Focus licenses its technology to various third parties pursuant to non-exclusive license agreements that prohibit the disclosure or use of the technology except as set forth in the agreements.

Employees

At 31 December, 2003, New Focus had a total of 194 employees located primarily in the United States. Of the 194 total employees, 106 were in manufacturing, 39 were in research and development, 29 were in sales and marketing, and 20 were in administration. None of the employees are subject to a collective bargaining agreement.

2.                                      Financial Information on New Focus

A.                                    Comparative table for the three years ended 29 December 2002

The financial information for each of the three years in the period ended 29 December 2002 relating to New Focus has been extracted, without material adjustment, from the audited annual reports filed on Form 10-K with the SEC for each of the three years ended 29 December 2002. Ernst & Young LLP have issued independent auditor’s reports in connection with New Focus’ consolidated financial statements for each of the three years in the period ended 29 December 2002 that are required to be included in the annual report on Form 10-K pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Each such report was unqualified. Copies of the annual report on Form 10-K for each of the three years ended 29 December 2002 have been filed with the SEC. A reconciliation of New Focus’ financial information to conform with Bookham’s accounting policies is shown in Section 2(C) of Part III of this document.

NEW FOCUS, INC. CONSOLIDATED BALANCE SHEETS (In thousands, except share and per share amounts)

	December 31, 2000	December 30, 2001	December 29, 2002

ASSETS
Current Assets:
Cash and cash equivalents	$363,375	$78,664	$178,430
Short-term investments	122,118	215,991	100,928
Trade accounts receivable, less allowances of $552 in 2002, and $1,848 in 2001 and $1,390 in 2000	13,835	5,025	3,048
Inventories:
Raw materials	15,218	4,328	1,597
Work in progress	10,226	1,653	356
Finished goods	4,941	3,259	1,169
Total inventories	30,385	9,240	3,122
Prepaid expenses and other current assets	4,805	8,857	3,480
Total current assets	534,518	317,777	289,008
Property, plant and equipment:
Land and building	13,214	24,605	—
Asset held for sale	—	—	15,675
Manufacturing and development equipment	26,304	49,880	7,727
Computer software and equipment	5,205	7,810	4,303
Office equipment	1,782	4,279	984
Leasehold improvements	3,857	15,772	1,903
Construction in progress	11,033	3,053	—

	61,395	105,399	30,592
Less allowances for depreciation and amortization	(6,651)	(17,333)	(7,525)
Net property, plant and equipment	54,744	88,066	23,067
Intangible assets, net of accumulated amortization and impairment of $1,365 in 2002, $13,700 in 2001 and $200 in 2000	577	12,294	1,394
Other assets	11,105	11,587	3,895
Total assets	$600,944	$429,724	$317,364

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$21,556	$2,438	$1,522
Accrued compensation and related benefits	5,111	5,710	4,252
Other accrued expenses	5,244	5,111	3,201
Restructuring accrual	—	4,736	6,534
Deferred revenue and research and development funding	343	1,775	—
Current portion of long-term debt	281	109	—
Total current liabilities	32,535	19,879	15,509
Restructuring accrual—long term	—	220	14,854
Long-term debt, less current portion	111	7	—
Deferred rent	1,188	1,508	447
Commitments and contingencies Stockholders’ equity:
Preferred stock, $0.001 par value:
Authorized shares—10,000,000 Issued and outstanding—none	—	—	—
Common stock, $0.001 par value:
Authorized shares—250,000,000 Issued and outstanding—68,297,798 in 2002, 75,980,323 in 2001 and 64,370,100 in 2000	64	76	68
Additional paid-in capital	652,184	977,541	941,505
Notes receivable from stockholders	(7,281)	(5,815)	(1,401)
Deferred compensation	(26,453)	(18,220)	(2,546)
Accumulated other comprehensive income	80	1,436	647
Accumulated deficit	(51,484)	(546,908)	(651,719)
Total stockholders’ equity	567,110	408,110	286,554
Total liabilities and stockholders’ equity	$600,944	$429,724	$317,364

See notes to consolidated financial statements.

NEW FOCUS, INC. CONSOLIDATED STATEMENTS OF OPERATIONS (In thousands, except per share data)

	Year Ended
	December 31, 2000	December 30, 2001	December 29, 2002

Net revenues	$80,358	$92,639	$33,388
Cost of net revenues(1)	64,346	112,004	43,627
Gross profit (loss)	16,012	(19,365)	(10,239)
Operating Expenses:
Research and development(2)	27,165	50,762	22,171
Less funding received from research and development contracts	(774)	(1,938)	(1,693)
Net research and development	26,391	48,824	20,478
Sales and marketing(3)	5,880	10,191	8,227
General and administrative(4)	9,813	20,855	14,561
Amortization of goodwill and other intangibles	—	54,459	3,014
Impairment of goodwill and other intangibles	—	289,308	7,692
In-process research and development	—	13,400	—
Restructuring and other charges	—	17,770	72,233
Amortization of deferred compensation	23,747	58,132	8,012
	65,831	512,939	134,217
Operating loss	(49,819)	(532,304)	(144,456)
Interest income	13,952	17,176	8,350
Interest expense	(193)	(40)	—
Other income (expense), net	92	(256)	31,995
Loss before provision (benefit) for income taxes	(35,968)	(515,424)	(104,111)
Provision (benefit) for income taxes	6	(20,000)	700

Net loss	$(35,974)	$(495,424)	$(104,811)

Basic and diluted net loss per share	$(0.92)	$(6.78)	$(1.40)

Shares used to compute basic and diluted net loss per share	38,914	73,045	75,105

(1)                                  Excluding $78, $8,580 and $4,206 in amortization of deferred stock compensation for the years ended December 29, 2002, December 30, 2001 and December 31, 2000, respectively.

(2)                                  Excluding $6,787, $39,500 and $6,713 in amortization of deferred stock compensation for the years ended December 29, 2002, December 30, 2001 and December 31, 2000, respectively.

(3)                                  Excluding $136, $3,325 and $1,580 in amortization of deferred stock compensation for the years ended December 29, 2002, December 30, 2001 and December 31, 2000, respectively.

(4)                                  Excluding $1,011, $6,727 and $11,248 in amortization of deferred stock compensation for the years ended December 29, 2002, December 30, 2001 and December 31, 2000, respectively.

See notes to consolidated financial statements.

NEW FOCUS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(in thousands, except share amounts)

					Additional Paid-In Capital	Notes Receivable From Stockholders	Deferred Compensation	Accumulated Other Comprehensive Income	Accumulated Deficit	Total
	Convertible Preferred Stock		Common Stock
	Shares	Amount	Shares	Amount

Balance at December 31, 1999	41,939,144	$42	2,578,824	$2	$51,168	$—	$(689)	$—	$(15,510)	$35,013
Issuance of common stock from exercise of options and warrants	—	—	10,439,992	10	8,787	(7,690)	—	—	—	1,107
Issuance of stock in connection with business acquisition	—	—	116,000	—	1,508	—	(1,300)	—	—	208
Issuance of warrants for facility lease	—	—	—	—	279	—	—	—	—	279
Repurchase of common stock	—	—	(500,000)	—	(312)	312	—	—	—	—
Issuance of preferred stock from exercise of warrants	121,140	—	—	—	145	—	—	—	—	145
Conversion of preferred stock into common stock	(42,060,284)	(42)	42,060,284	42	—	—	—	—	—	—
Issuance of common stock	—	—	9,675,000	10	542,398	—	—	—	—	542,408
Deferred compensation	—	—	—	—	48,211	—	(48,211)	—	—	—
Amortization of deferred compensation	—	—	—	—	—	—	23,747	—	—	23,747
Payments on notes receivable	—	—	—	—	—	97	—	—	—	97
Net loss	—	—	—	—	—	—	—	—	(35,974)	(35,974)
Unrealised gain on marketable equity securities	—	—	—	—	—	—	—	80	—	80
Total comprehensive loss										(35,894)
Balance at December 31, 2000	—	—	64,370,100	64	652,184	(7,281)	(26,453)	80	(51,484)	567,110
Issuance of stock in connection with JCA business acquisition	—	—	10,033,556	10	281,651	—	(56,031)	—	—	225,630
Issuance of stock in connection with Globe Y business acquisition	—	—	1,055,264	1	46,761	—	(2,338)	—	—	44,424
Issuance of common stock from exercise of options	—	—	583,149	1	757	—	—	—	—	758
Payments of notes receivable	—	—	—	—	—	658	—	—	—	658
Repurchase of common stock	—	—	(525,667)	(1)	(807)	808	—	—	—	—
Issuance of stock in connection with employee stock purchase plan	—	—	463,921	1	3,929	—	—	—	—	3,930
Deferred compensation adjustment on terminated employees	—	—	—	—	(8,470)	—	8,470	—	—	—
Amortization of deferred compensation	—	—	—	—	—	—	58,132	—	—	58,132
Other compensation charges	—	—	—	—	1,536	—	—	—	—	1,536
Net loss	—	—	—	—	—	—	—	—	(495,424)	(495,424)
Unrealised gain on marketable equity securities	—	—	—	—	—	—	—	1,356	—	1,356
Total comprehensive loss										(494,068)
Balance at December 30, 2001	—	—	75,980,323	76	977,541	(5,815)	(18,220)	1,436	(546,908)	408,110
Issuance of common stock from exercise of options	—	—	369,065	—	236	—	—	—	—	236
Repurchase of common stock from employees	—	—	(16,896)	—	(248)	—	—	—	—	(248)
Payments of notes receivable	—	—	—	—	—	2,527	—	—	—	2,527
Cancellation of notes receivable in exchange for unvested shares	—	—	(328,467)	—	(1,887)	1,887	—	—	—	—
Repurchase of common stock in open market	—	—	(8,248,387)	(8)	(28,666)	—	—	—	—	(28,674)
Issuance of stock in connection with employee stock purchase plan	—	—	742,487	—	2,136	—	—	—	—	2,136
Deferred compensation adjustment on terminated employees	—	—	—	—	(7,662)	—	7,662	—	—	—
Amortization of deferred compensation	—	—	—	—	—	—	8,012	—	—	8,012
Other compensation charges	—	—	—	—	55	—	—	—	—	55
Cancellation of restricted stock	—	—	(200,327)	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	(104,811)	(104,811)
Unrealised loss on marketable equity securities	—	—	—	—	—	—	—	(789)	—	(789)
Total comprehensive loss										(105,600)
Balance at December 29, 2002	—	$—	68,297,798	$68	$941,505	$(1,401)	$(2,546)	$647	$(651,719)	286,554

See notes to consolidated financial statements.

NEW FOCUS, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands)

	Year Ended
	December 31, 2000	December 30, 2001	December 29, 2002

Operating activities

Net loss	$(35,974)	$(495,424)	$(104,811)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	3,918	13,393	8,557
Restructuring and impairment charges	—	9,494	48,889
Amortization of goodwill and other intangibles	144	54,639	3,014
Impairment of goodwill and other intangibles	—	289,308	7,692
Acquired in-process research and development	—	13,400
Amortization of deferred compensation	23,747	58,132	8,012
Deferred rent	441	320	118
Loss on disposal of assets	—	91	359
Compensation charge	—	—	55
Loss on investment	—	3,300	4,726
Provision (benefit) for income taxes	—	(20,000)	700
Gain from sale of assets related to divestiture	—	(41,283)
Changes in operating assets and liabilities:
Accounts receivable	(10,733)	13,270	1,977
Inventories	(24,168)	24,092	5,006
Prepaid expenses and other current assets	(4,441)	(3,924)	5,377
Accounts payable	15,898	(21,277)	(916)
Accrued expenses	7,815	(2,298)	(5,600)
Accrued restructuring	—	4,956	16,432
Deferred research and development funding	93	1,432	(1,775)
Net cash used in operating activities	(23,260)	(57,096)	(43,471)
Investing activities
Purchase of available-for-sale investments	(122,038)	(300,738)	(131,556)
Proceeds from sales and maturities of investments	—	208,221	250,454
Acquisition of businesses and related expenses, net of cash acquired	—	(81,693)	—
Acquisition of property, plant and equipment	(51,767)	(52,501)	(1,264)
Proceeds from sale of property, plant and equipment	—	729	4,245
Proceeds from sale of assets related to divestiture	—	—	45,000
(Increase) decrease in investments and other assets	(11,132)	(3,769)	497
Net cash provided by (used in) investing activities	(184,937)	(229,751)	167,376
Financing activities
Payments on equipment loan	(252)	(276)	(116)
Proceeds from issuance of common stock, net of repurchase	543,660	1,754	2,124
Repurchase of common stock in open market	—	(28,674)
Proceeds from payment of notes receivable with shareholders	97	658	2,527
Net cash provided by (used in) financing activities	543,505	2,136	(24,139)
Increase (decrease) in cash and cash equivalents	335,308	(284,711)	99,766
Cash and cash equivalents at beginning of period	28,067	363,375	78,664
Cash and cash equivalents at end of period	$363,375	$78,664	$178,430

Supplemental disclosures of cash flow information
Cash paid for interest	$194	$37	$—
Supplemental disclosure of noncash financing and investing activities
Warrant issued to long-term creditor/lessor	$279	$—	$—
Stock issued in business acquisitions	$208	$328,423	$—
Exchange of note receivable for Finisar Corporation common stock	$—	$	$6,750
Cancellation of notes receivable in exchange for unvested shares	$—	$—	$1,887

See notes to consolidated financial statements.

NEW FOCUS, INC. NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

1.                                      Summary of Significant Accounting Policies

Description of Business

New Focus, Inc. (the Company) was incorporated in California on April 17, 1990 and reincorporated in Delaware on May 8, 2000. The Company develops and manufactures photonics and microwave solutions for both commercial and research applications. The Company’s product portfolio includes advanced photonics tools, tunable lasers for test and measurement applications, and high-speed radio-frequency (RF) products.

Basis of Presentation

The consolidated financial statements include the Company and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated.

The Company maintains a fifty-two/fifty-three week fiscal year cycle ending on the Sunday closest to December 31.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Estimates are used for, but not limited to, the allowances for doubtful accounts and warranty-related product returns; inventory write-downs and warranty accrual; the useful lives of fixed assets; impairment charges on long-lived assets, goodwill and other intangible assets; losses on facility leases and other charges; and accrued liabilities and other reserves. Actual results could differ from these estimates and such differences may be material to the financial statements.

Cash Equivalents and Short-term Investments

The Company considers all liquid investment securities with an original maturity date of three months or less to be cash equivalents, and all investment securities with original maturities of more than three months but less than one year to be short-term investments. The Company’s short-term investments consist primarily of debt securities such as commercial paper, corporate bonds and notes and asset-backed securities. All cash equivalents and short-term investments are classified as available-for-sale. Unrealised holding gains and losses are included in Accumulated Other Comprehensive Income in the accompanying balance sheets. Realised gains and losses are included in other income (expense), net in the statement of operations, and the cost of securities sold is based on the specific identification method.

Inventories

Inventories are stated at the lower of cost (determined using the first in, first out method) or market (estimated net realizable value). The Company plans production based on orders received and forecasted demand and maintains a stock of certain of its catalog-based photonics tools products. The Company must order components and build inventories in advance of product shipments. These estimates are dependent on the Company’s assessment of current and expected orders from its customers, including consideration that orders are subject to cancellation with limited advance notice prior to shipment. As the Company’s markets are volatile, and are subject to technological risks and price changes as well as inventory reduction programs by the Company’s customers, there is a risk that the Company will forecast incorrectly and produce excess inventories of particular products. Actual demand will likely differ from forecasts, and such a difference may have a material adverse effect on actual results of operations. In 2002 and 2001, the Company incurred charges related to excess inventory write-downs and related order cancellation fees of $1.6 million and $36.6 million, respectively, due to the severe downturn in the telecommunications industry and the Company’s decision to divest of its passive components product line. The excess inventory write-down and related order cancellation fees were calculated in accordance with the Company’s policy, which is based on inventory levels in excess of estimated six-month demand for each specific product. There were no significant write-downs of inventories or related charges during the year ended

December 31, 2000.

Fixed Assets

The Company records its property and equipment at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally three to five years for equipment and twenty years for buildings. Amortization is computed on leasehold improvements using the straight-line method over the shorter of the estimated useful lives of the assets or the term of the lease.

Asset Held For Sale

As a result of difficult conditions within the telecommunications industry, the Company ceased operations at its China manufacturing facility in 2002. Accordingly, this facility is classified as an asset held for sale at December 29, 2002. In conjunction with the ceasing of operations in China, the facility was written down to its estimated net realizable value of $15,675,000. Restructuring and impairment charges in 2002 included $9,678,000 for the write-down of the facility. The Company estimated the net realizable value of its facility in Shenzhen, China based on consultation with real estate brokers located in Shenzhen, China. The Company believes the facility will be sold in fiscal year 2003.

Goodwill and Other Intangible Assets

Intangible assets represent purchased intangible assets and the excess acquisition cost over the fair value of tangible and identified intangible net assets of businesses acquired (goodwill). Purchased intangible assets include developed technology, trademarks and trade names, assembled workforces and customer bases. Intangible assets are being amortised using the straight-line method over estimated useful lives of two to four years.

Goodwill, other intangible assets and other long-lived assets are generally evaluated on an individual acquisition, market, or product basis whenever events or changes in circumstances indicate that such assets are impaired or the estimated useful lives are no longer appropriate. Periodically, the Company reviews its goodwill, other intangible assets and other long-lived assets for impairment based on estimated future undiscounted cash flows attributable to the assets. In the event such cash flows are not expected to be sufficient to recover the recorded value of the assets, the assets are written down to their estimated fair values based on the expected discounted future cash flows attributable to the assets. At December 29, 2002 and December 30, 2001, there was no remaining goodwill balance.

Other Assets

Other assets consist primarily of deposits, notes receivable from a former officer (see Note 14—Related Party Transaction), and equity investments.

Advertising Expenses

The cost of advertising is expensed as incurred. The Company’s advertising costs for the fiscal years ended December 29, 2002, December 30, 2001 and December 31, 2000 were approximately $530,000, $838,000 and $611,000.

Revenue Recognition

The Company recognizes revenue at the time of title transfer, with provisions established for estimated product returns and allowances. Revenue on the shipment of evaluation units is deferred until customer acceptance. The Company provides for the estimated cost to repair products under warranty at the time of sale. Warranty claims have not been material to date.

Research and Development

Company-sponsored research and development costs as well as costs related to research and development contracts are expensed as incurred. Total expenditures for research and development in the fiscal years ended December 29, 2002, December 30, 2001 and December 31, 2000 were $22,171,000, $50,762,000 and $27,165,000, respectively. Funding earned under the contractual terms of research and development contracts is netted against research and development costs, which were $1,693,000, $1,938,000 and $774,000 for the fiscal years ended December 29, 2002, December 30, 2001 and December 31, 2000, respectively. The funding relates to various arrangements whereby the Company is reimbursed for substantially all of its costs incurred under the related project.

Stock-Based Compensation

The Company has employee stock plans that are described more fully in Note 7—Stockholders’ Equity. The Company has elected to account for its employee stock plans in accordance with the intrinsic value method under Accounting Principles Board Opinion No. 25, Accounting For Stock Issued to Employees (APB 25). The following table illustrates the effect on net loss and loss per share had compensation expense for the Company’s stock-based award plans been determined based upon the fair value at the grant dates for awards under the plan consistent with the method of Statement of Financial Accounting Standards No. 123, Accounting For Stock Issued to Employees (FAS 123). For purposes of FAS 123 pro forma disclosures, the estimated fair value of the stock options (including shares issued under the employee stock purchase plans, collectively the “options”) is amortised to expense over the options’ vesting period (in thousands, except per share amounts):

	Year Ended
	December 29, 2002	December 30, 2001	December 31, 2000

Net loss as reported	$(104,811)	$(495,424)	$(35,974)
Add: Stock-based employee compensation expense included in reported net loss	8,012	13,292	23,747
Less: Total stock-based employee compensation expense under fair value based method for all awards	(11,273)	(8,941)	(11,784)
Pro forma net loss	$(108,072)	$(491,073)	$(24,011)

Basic and diluted net loss per share—as reported	$(1.40)	$(6.78)	$(0.92)

Basic and diluted net loss per share—pro forma	$(1.44)	$(6.72)	$(0.62)

Excluded from total stock-based employee compensation expense above for the year ended December 30, 2001 is compensation expense associated with restricted shares issued in connection with the Company’s acquisitions of JCA and Globe Y. See Note 7 Stockholders’ Equity for a discussion of the assumptions used in the option pricing model and estimated fair value of employee stock options.

Comprehensive Income (loss)

For the years ended December 29, 2002, December 30, 2001 and December 31, 2000, the Company’s comprehensive loss is comprised of its net loss and unrealised holding gains (losses) on marketable equity securities and short-term investments.

Recent Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (FAS 144), which addresses financial accounting and reporting for impairment or disposal of long-lived assets and was effective January 1, 2002. FAS 144 supersedes FAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, and the accounting and reporting provisions relating to the disposal of segments of a business under Accounting Principles Board Opinion No. 30. The adoption of FAS 144 did not have a material effect on the Company’s financial position or results of operations.

In July 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 146, Accounting for Costs Associated with Exit or Disposal Activities (FAS 146). FAS 146 addresses the financial accounting and reporting for costs associated with exit or disposal activities, and supersedes Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity, including Certain Costs Incurred in a Restructuring (EITF 94-3). FAS 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. In addition, FAS No. 146 establishes that fair value is the objective for initial measurement of the liability. FAS 146 is effective for exit or disposal activities initiated after December 31, 2002. The effect of adoption of FAS 146 is dependent on the Company’s activities subsequent to adoption.

In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45). FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guarantees issued. The recognition provisions of FIN 45 are effective for any guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company has adopted the disclosure requirements for its financial statements included in this Form 10-K. The Company is currently evaluating the effects of FIN 45, however it does not expect that the adoption of FIN 45 will have a material effect on the Company’s financial position or results of operations.

In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure (FAS 148). FAS 148 amends FAS 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, FAS 148 amends the disclosure requirements of FAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and annual disclosure requirements are effective for fiscal years ending after December 15, 2002. The Company adopted the disclosure provisions for this Form 10-K. The Company will continue to account for stock-based compensation under the provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), using the “intrinsic value” method. Accordingly, the adoption of FAS 148 is not anticipated to have a material effect on the Company’s financial position or results of operations.

2.                                      Concentration of Revenues and Credit and Other Risks

Financial instruments that potentially subject the Company to significant concentrations of credit risks consist principally of cash, cash equivalents, short-term investments and accounts receivable. The Company places its cash equivalents and short-term investments in high-credit quality financial institutions and limits the amount of credit exposure to any one entity. The Company is exposed to credit risk in the event of default by these institutions to the extent of the amount recorded on the balance sheet.

The Company sells its products to customers in the semiconductor, industrial, biomedical, defense and telecommunications industries, as well as commercial, academic and governmental research institutions that engage in advanced research and development activities. The Company performs ongoing credit evaluations of its customers and does not require collateral. The Company provides reserves for potential credit losses, and such losses have been within management’s expectations.

No customer accounted for more than 10% of net revenues for the year ended December 29, 2002. For the year ended December 30, 2001, Agilent Technologies and Alcatel S.A. accounted for 13.4% and 11.3% of net revenues, respectively. For the year ended December 31, 2000, Corvis Corporation, Agilent Technologies and Corning Incorporated accounted for 17.6%, 14.4% and 10.6% of net revenues, respectively.

3.                                      Fair Value of Financial Instruments

                                                The cost and estimated fair value of the Company’s cash equivalents and short-term investments at December 30, 2000, December 30, 2001 and December 29, 2002 were as follows (in thousands):

December 30, 2000	Cost	Unrealised Gains	Unrealised Losses	Market Value

Money market fund	$251,169	$—	$—	$251,169
Commercial paper	45,914	5	(21)	45,898
Corporate bonds and notes	61,316	136	(88)	61,364
Euro dollar bonds	29,611	36	(3)	29,644
Asset-Backed securities	23,403	18	(3)	23,418
Floating rate securities	74,000	—	—	74,000
	$485,413	$195	$(115)	$485,493

Reported as:
Cash and cash equivalents	$363,396	$4	$(25)	$363,375
Short-term investments	122,017	191	(90)	122,118
	$485,413	$195	$(115)	$485,493

December 30, 2001	Cost	Unrealised Gains	Unrealised Losses	Market Value

Money market fund	$78,664	$—	$—	$78,664
Municipal bonds	1,030	3	—	1,033
Corporate bonds and notes	41,377	679	(36)	42,020
Euro dollar bonds	5,666	57	—	5,723
Federal agency securities	151,482	961	(228)	152,215
Floating rate securities	15,000	—	—	15,000
	$293,219	$1,700	$(264)	$294,655

Reported as:
Cash and cash equivalents	$78,664	$—	$—	$78,664
Short-term investments	214,555	1,700	(264)	215,991
	$293,219	$1,700	$(264)	$294,655

December 29, 2002	Cost	Unrealised Gains	Unrealised Losses	Market Value

Money market fund	$178,430	$—	$—	$178,430
Corporate bonds and notes	10,011	42	—	10,053
Federal agency securities	90,270	605	—	90,875
	$278,711	$647	$—	$279,358

Reported as:
Cash and cash equivalents	$178,430	$—	$—	$178,430
Short-term investments	100,281	647	—	100,928
	$278,711	$647	$—	$279,358

Net losses realised on the sales of short-term investments during the years ended December 29, 2002 and December 30, 2001 were $2,475,000 (of which $2,126,000 related to the sale of Finisar Corporation common stock) and $280,000, respectively. Gains and losses realised on the sale of short-term investments during the year ended December 31, 2000 were immaterial. Net unrealised holding gains of $647,000 and $1,436,000 on cash equivalents and short-term investments were included in Accumulated Other Comprehensive Income in the accompanying balance sheet for the years ended December 29, 2002 and December 30, 2001, respectively.

4.                                      Debt

Equipment Loan Payable

On February 9, 1999, the Company entered into an agreement for an equipment loan facility for a maximum of $2,000,000, under which the right to borrow expired on December 31, 1999. The loan facility charges interest at 8.4% per annum and has a termination payment for 10% of the original principal amount. Certain equipment of the Company secures the loan facility. The Company had borrowed $800,000 under this loan facility of which $102,000 and $367,000 were outstanding at December 30, 2001 and December 31, 2000, respectively. This loan facility was fully paid off in 2002.

5.                                      Commitments and Contingencies

Operating Leases and Restructuring Commitments

As of December 29, 2002, the Company’s principal commitments consisted of obligations outstanding under its restructuring activities (See Note 12—Restructuring Charges), and facility operating leases.

The Company leases its facilities under non-cancelable operating lease agreements that expire at various dates from fiscal year 2004 through fiscal year 2011. The Company’s headquarters facility, which houses manufacturing, research and development and administration, is leased through 2007. Net rent expense for these leases aggregated $4,535,000, $7,333,000 and $3,082,000 for the fiscal years ended December 29, 2002, December 30, 2001 and December 31, 2000, respectively.

Under the terms of a May 2000 facility lease agreement, the Company has provided an irrevocable letter of credit for $4,000,000 as collateral for the performance of the Company’s obligations under the lease.

The Company’s future minimum lease payments under non-cancelable operating leases are as follows (in thousands):

For Fiscal Year End

2003	$5,416
2004	6,108
2005	6,038
2006	6,362
2007	4,138
Thereafter	3,973
Total	$32,035

Included in future minimum lease payments above is approximately $27.9 million related to unoccupied facilities as a result of the Company’s restructuring activities. As of December 29, 2002, the aggregate future minimum sublease income to be received under non-cancelable subleases totaled approximately $1.9 million.

Litigation

On February 13, 2002, a lawsuit was filed purportedly on behalf of both Howard Yue and Globe Y Technology, a company acquired by New Focus, in Alameda County Superior Court. The action was subsequently transferred to Santa Clara County Superior Court. The action was captioned Globe Y Technology, Inc. v. New Focus, Inc. et al., and asserted claims against the Company and several of its officers and directors. The original complaint alleged eight causes of action, including fraud and deceit by active concealment, fraud and deceit based upon omissions of material facts, negligent misrepresentation, and breach of contract. The claims stemmed from the acquisition of Globe Y Technology, Inc. by the Company completed February 15, 2001. The complaint sought unspecified economic, punitive, and exemplary damages, prejudgment interest, costs, and equitable and general relief. On September 10, 2002, the Santa Clara County Superior Court entered an order dismissing without prejudice the claims against the Company and its officers and directors. On November 15, 2002 Howard Yue filed an amended complaint on behalf of himself. Globe Y Technology, Inc. is not named as a plaintiff in the amended complaint. The amended complaint is captioned Howard Yue v. New Focus, Inc., et al. and asserts claims against the Company and several of its officers and directors. The amended complaint alleges eight causes of action similar to those alleged in the original complaint. As with the original complaint, the claims asserted in the amended complaint stem from the acquisition of Globe Y Technology, Inc. by the Company completed February 15, 2001. The amended complaint seeks unspecified economic, punitive, and exemplary damages, prejudgment interest, costs, and equitable and general relief. On March 11, 2003, the court granted the Company’s motion to dismiss several causes of action in the amended complaint for failure to state a claim. The court, however, gave the plaintiff thirty days to amend his causes of action. Discovery in this matter is ongoing.

On July 20, 2001, Photonetics, Inc. and Photonetics, S.A. filed a complaint against the Company for patent infringement in the United States District Court for the District of Delaware. Photonetics, Inc. and Photonetics, S.A. claimed that the Company infringed U.S. Patent No. 5,594,744 and sought preliminary and injunctive relief and damages. Photonetics, Inc. and Photonetics, S.A. alleged that the Company’s infringement was willful and sought enhanced damages and attorneys’ fees. The Company filed its answer and counterclaims on September 10, 2001. In the answer, the Company denied infringement of U.S. Patent No. 5,594,744 and asserted that the patent was invalid and unenforceable. In a declaratory judgment counterclaim, the Company claimed that U.S. Patent No. 5,594,744 is invalid, unenforceable and not infringed. The Company also counterclaimed for patent infringement of U.S. Patent Nos. 5,995,521 and 5,319,668 and sought preliminary and injunctive relief and damages. Additionally, the Company claimed that Photonetics, Inc. and Photonetics, S.A.’s infringement of the patents was willful and sought enhanced damages and attorneys’ fees. On October 9, 2001, Photonetics, Inc. and Photonetics, S.A. filed its reply to the Company’s counterclaims. Photonetics, Inc. and Photonetics, S.A. denied infringement of U.S. Patent Nos. 5,995,521 and 5,319,668 and alleged that the patents were invalid. On January 7, 2003, the parties settled their claims and counterclaims. Under the terms of the settlement, the Company has obtained a license to two patents held by Photonetics and Photonetics has obtained a license to two patents held by the Company. The settlement did not have a material effect on the Company’s results of operations or financial condition.

On June 26, 2001, a putative securities class action captioned Lanter v. New Focus, Inc. et al., Civil Action No. 01-CV-5822, was filed against the Company and several of its officers and directors (the “Individual Defendants”) in the United States District Court for the Southern District of New York. Also named as defendants were Credit Suisse First Boston Corporation, Chase Securities, Inc., U.S. Bancorp Piper Jaffray, Inc. and CIBC World Markets Corp. (collectively the “Underwriter Defendants”), the underwriters in the Company’s initial public offering. Three subsequent lawsuits were filed containing substantially similar allegations. These complaints have been consolidated. On April 19, 2002, plaintiffs filed a consolidated amended complaint. The amended complaint alleges violations of Section 11 of the Securities Act of 1933 against all defendants related to the Initial Public Offering and the Secondary Offering, violations of Section 15 of the Securities Act of 1933 and Section 20(a) of the Securities Act of 1934 against the Individual Defendants, violations of Section 10(b) and Rule 10b-5 against the Company and violations of Section 12(a)(2) of the Securities Act of 1933 and Section 10(b), and Rule 10b-5 promulgated thereunder, of the Securities Act of 1934 against the Underwriter Defendants. The amended complaint seeks unspecified damages on behalf of a purported class of purchasers of the Company’s common stock between May 18, 2000 and December 6, 2000.

Various plaintiffs have filed similar actions in the United States District Court for the Southern District of New York

asserting virtually identical allegations concerning the offerings of more than 300 other issuers. These cases have all been assigned to the Hon. Shira A. Scheindlin for coordination and decisions on pretrial motions, discovery, and related matters other than trial. On or about July 15, 2002, defendants filed an omnibus motion to dismiss in the coordinated proceedings on common pleadings issues. On or about October 9, 2002, the court entered as an order a stipulation dismissing the Individual Defendants from the litigation without prejudice. On February 19, 2003, the omnibus motion to dismiss was denied by the court as to the claims against New Focus.

On or about February 28, 2003, a similar purported class action complaint entitled Liu v. Credit Suisse First Boston Corporation et al. was filed in the United States District Court for the Southern District of Florida against Credit Suisse First Boston Corporation, approximately 50 issuers, including New Focus, and various individuals of the issuer defendants, including William L. Potts, Jr., the Company’s Chief Financial Officer. As against New Focus, the complaint alleges violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 as well as claims for common law fraud, negligent misrepresentation, and violations of the Florida Blue Sky Law arising out of the initial public offering of the Company’s common stock. As against Mr. Potts, the complaint alleges violations of Sections 10(b) and 15 of the Securities Exchange Act of 1934 and Rule 10b-5 as well as claims for common law fraud, negligent misrepresentation, and violations of the Florida Blue Sky Law, also arising out of the initial public offering of the Company’s common stock.

An unfavorable resolution of any of the foregoing lawsuits could have a material adverse effect on the business, results of operations or financial condition of the Company.

In addition, the Company is subject to various claims that arise in the normal course of business.

6.        Employee Benefit Plan

The Company sponsors a 401(k) Plan that allows voluntary contributions by eligible employees, who may elect to contribute up to the maximum allowed under the Internal Revenue Service regulations. The Company matches employee contributions at 25%, up to $2,000 per year. The Company made 25% matching contributions of participants’ salary deferrals in each period and recognised costs of $505,000, $645,000 and $327,000 related to this plan in the fiscal years ended December 29, 2002, December 30, 2001 and December 31, 2000, respectively.

7.        Income Taxes

The Company’s provision (benefit) for income taxes consists of the following (in thousands):

	Year Ended
	December 31, 2000	December 30, 2001	December 29, 2002

Current:
Federal	$—	$400	$—
State	6	10	—
Foreign	—	190	700
	6	600	700

Deferred:
Federal	—	(18,975)	—
State	—	(1,625)	—
	—	(20,600)	—
	$6	$(20,000)	$700

The difference between the provision (benefit) for income taxes and the amount computed by applying the federal statutory income tax rate (34%) to loss before provision for income taxes is explained below (in thousands):

	Year Ended
	December 31, 2000	December 30, 2001	December 29, 2002

Tax benefit at federal statutory rate	$(12,232)	$(175,246)	$(35,630)
Loss for which no tax benefit is currently recognizable	7,013	36,822	30,872
Foreign losses with no current benefit	5,219	9,210	4,656
Current foreign taxes	—	—	700
Goodwill impairment and amortization	—	103,817	—
In-process research and development	—	4,556	—
Other	6	841	102
Total provision (benefit)	$6	$(20,000)	$700

Pretax loss from foreign operations was approximately $13,690,000, $27,090,000 and $15,350,000 for the years ended December 29, 2002, December 30, 2001 and December 31, 2000, respectively.

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets are as follows (in thousands):

	December 31, 2000	December 30, 2001	December 29, 2002

Deferred tax liabilities:
Stock option compensation	$(3,670)	$(4,940)	$(930)
Purchased intangibles	—	(4,610)	(350)
	(3,670)	(9,550)	(1,280)
Deferred tax assets:
Net operating loss carryforwards	10,730	37,710	59,620
Tax credit carryforwards	3,230	8,150	9,940
Inventory valuation	2,830	7,360	3,540
Accruals and reserves	2,200	2,470	12,410
Capitalised research and development	1,570	3,800	3,900
Other individually immaterial items	450	3,040	(120)
Gross deferred tax assets	21,010	62,530	89,290
Valuation allowance	(17,340)	(52,980)	(88,010)
Net deferred tax assets	3,670	9,550	1,280
	$—	$—	$—

The valuation allowance increased by $35,030,000, $35,640,000 and $10,262,000 for the years ended

December 29, 2002, December 30, 2001 and December 31, 2000.

Recognition of deferred tax assets is appropriate when realization of such assets is more likely than not. Based upon the weight of available evidence, which included the Company’s historical operating performance and the reported cumulative net losses in all prior fiscal periods, the Company has provided a full valuation allowance against its net deferred tax assets.

As of December 29, 2002 the Company had federal and state net operating loss carryforwards of approximately $174,200,000 and $60,480,000, respectively, for tax purposes. As of December 29, 2002, the Company also had federal and state research and development tax credit carryforwards of approximately $5,890,000 and $4,580,000, respectively, available to offset future taxable income. The net operating loss and federal tax credit carryforwards will expire at various dates beginning in 2004 through 2022, if not utilised.

Utilization of the net operating loss and tax credit carryforwards may be subject to substantial annual limitations due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. The annual limitation may result in the expiration of net operating losses and tax credit carryforwards before utilization.

8.        Stockholders’ Equity

Stock Split

On August 20, 1999, the Company’s Board of Directors and stockholders approved a two-for-one stock split of the Company’s common and preferred stock. On February 9, 2000 the Company’s Board of Directors and stockholders approved another two-for-one stock split of the Company’s common and preferred stock. All preferred stock, common stock, common equivalent shares, and per share amounts have been adjusted retroactively to give effect to the stock splits.

Reincorporation in Delaware

On May 8, 2000, the Company reincorporated in the state of Delaware. The par value of the preferred and common stock is $0.001 per share. The Company’s Certificate of Incorporation was amended to authorize 10,000,000 shares of preferred stock and 250,000,000 shares of common stock. The Board of Directors has the authority to fix or alter the designations, powers, preferences, and rights of the shares of preferred stock.

Stock Option Plans

Under its 1990 Incentive Stock Option Plan, the Company may grant incentive stock options and nonstatutory stock options to employees, directors, and consultants. Under its 1998 and 1999 Stock Plans, the Company may grant options and stock purchase rights to employees and consultants provided that incentive stock options may only be granted to employees. Options may be granted to purchase common stock at an exercise price of not less than 100% of the fair value of the stock at the date of grant as determined by the Board of Directors. Generally, options vest over five years and expire after ten years. The normal vesting schedule for options includes an initial vesting equal to 20% of the underlying shares after the first year of service and monthly vesting of the remaining shares over the next four years.

In February 2000, the Board of Directors adopted the 2000 Stock Plan (2000 Plan), which was approved by the stockholders in April 2000. The 2000 Plan provides for the grant of stock options to purchase shares of common stock to employees, directors and consultants. A total of 1,000,000 shares of common stock were reserved for issuance plus any shares reserved for issuance under the 1998 and 1999 Stock Plans and any shares returned to the 1998 and 1999 Stock Plans. The number of shares of common stock reserved for issuance increases annually beginning in fiscal year 2001 by an amount equal to the lesser of six percent of the outstanding shares of common stock on the first day of the year, 9,000,000 shares, or a lesser amount as determined by the Company’s board of directors.

In February 2000, the Board of Directors adopted the 2000 Director Option Plan (Directors’ Plan), which was approved by the stockholders in April 2000, to provide for the automatic grant of options to purchase shares of common stock to non-employee directors who are not employees or consultants of the Company’s affiliates. The Directors’ Plan is administered by the Board of Directors, and may be delegated to a committee. A total of 200,000 shares of common stock were reserved for issuance. The Director’s Plan generally provides for an automatic initial grant of an option to purchase 25,000 shares of common stock to each non-employee director on the date when the person first becomes a non-employee director on, or after the closing of the initial public offering, whether through election by the Company’s stockholders or appointment by the Company’s Board of Directors to fill a vacancy. In addition, upon the date of each annual stockholders’ meeting subsequent to the date of each non-employee director’s initial grant under the Directors’ Plan, each person who is then serving as a non-employee director automatically shall be granted an option to purchase 5,000 shares of common stock.

In June 2001, the Board of Directors adopted the 2001 Stock Plan (2001 Plan). The 2001 Plan provides for the grant of nonstatutory stock options, stock purchase rights, stock appreciation rights and restricted stock to employees and consultants. Officers and directors of the Company are not eligible to receive grants under the 2001 Plan. A total of 100,000 shares of common stock were reserved for issuance.

The following table summarizes activity under all stock option plans:

	Options Available For Grant	Options Outstanding	Weighted Average Exercise Price

Balance at December 31, 1999	5,882,000	8,439,000	$0.45
Authorised	1,200,000	—	—
Granted	(7,389,000)	7,389,000	$15.86
Exercised	—	(9,501,000)	$0.92
Cancelled	847,000	(847,000)	$1.63
Repurchased	500,000	—	$0.63
Balance at December 31, 2000	1,040,000	5,480,000	$20.23
Authorised	3,862,000	—	—
Granted	(5,234,000)	5,234,000	$16.97
Exercised	—	(583,000)	$1.30
Cancelled	3,647,000	(3,647,000)	$43.23
Repurchased	526,000	—	$1.54
Balance at December 30, 2001	3,841,000	6,484,000	$6.38
Authorised	5,158,000	—	—
Granted	(7,000,000)	7,000,000	$3.48
Exercised	—	(369,000)	$0.64
Cancelled	5,001,000	(5,001,000)	$6.20
Repurchased	328,000	—	$5.74
Balance at December 29, 2002	7,328,000	8,114,000	$4.25

Options exercisable at December 31, 2000		711,000	$0.89

Options exercisable at December 30, 2001		1,494,000	$5.75

Options exercisable at December 29, 2002		2,878,000	$5.15

The weighted average fair value of options granted in the fiscal years ended December 29, 2002, December 30, 2001 and December 31, 2000 was $3.31, $15.85 and $14.99, respectively. Options to purchase approximately 240,000 shares that were outstanding at December 29, 2002 expired on January 2, 2003 (see “Stock Option Exchange Program”).

The following summarizes option information relating to outstanding options under the plans as of December 29, 2002:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price

$0.125-$2.70	960,000	6.37 years	$0.90	633,000	$0.66
$2.79-$2.81	1,215,000	9.72 years	$2.79	54,000	$2.79
$2.83	1,000,000	9.61 years	$2.83	133,000	$2.83
$2.90-$3.68	285,000	9.50 years	$2.98	8,000	$3.09
$3.70-$3.81	944,000	8.87 years	$3.70	470,000	$3.71
$3.89	2,070,000	9.01 years	$3.89	697,000	$3.89
$3.99-$100.375	1,640,000	6.75 years	$9.15	883,000	$10.65
$0.125-$100.375	8,114,000	8.42 years	$4.25	2,878,000	$5.15

In addition, non-plan options to purchase 800,000 shares of common stock at an exercise price of $0.0025 per share were granted to the Company’s founder and then-Chairman of the Board in fiscal year 1991. These options were exercised during the year ended December 31, 2000.

Stock Option Exchange Program

On June 1, 2001, the Company announced a voluntary stock option exchange program for eligible employees. Under the program, New Focus employees who held stock options granted between June 1, 2000 and February 28, 2001 were given the opportunity, if they chose, to cancel those outstanding stock options in exchange for an equal number of replacement options to be granted at two future dates. The elections to cancel options were effective on June 29, 2001. The exchange resulted in the voluntary cancellation of options to purchase 2,321,000 shares of common stock with exercise prices ranging from $20.3125 to $138.0625 per share in exchange for the same number of replacement options. In addition, supplemental options to purchase 309,000 shares of common stock with exercise prices of $27.00 per share were cancelled and no replacement options were granted. The replacement options were granted under the Company’s 2000 Stock Plan as follows: (i) 30% of the aggregate number of shares subject to the cancelled options were granted on July 2, 2001 (the “First New Options”), and (ii) the remaining 70% of the aggregate number of shares subject to the cancelled options were granted on January 3, 2002 (the “Second New Options”). Members of the Company’s Board of Directors were not eligible to participate in the program. Employees who terminated prior to the Second New Options grant were not eligible to receive the Second New Options.

The First New Options to purchase a total of 696,000 shares of common stock were granted on July 2, 2001 at an exercise price of $8.25 per share, which was the closing fair market value of the Company’s common stock on June 29, 2001. The First New Options vested ratably over twelve (12) months and expired on January 2, 2003. None of the First New Options were exercised prior to their expiration. The Second New Options to purchase a total of 1,508,000 shares of common stock were granted on January 3, 2002 at an exercise price of $3.89 per share, which was the closing fair market value of the Company’s common stock on January 2, 2002. The Second New Options vest ratably over 48 months and will expire ten years after the grant date.

The First New Options resulted in variable accounting treatment for approximately 768,000 shares, which included 696,000 shares granted under the exchange offer and 72,000 shares that were subject to the exchange offer but were not exchanged. No compensation expense was recognised in fiscal year 2002 or 2001, as the exercise price of the First New Options exceeded the fair market value of the Company’s common stock. At December 29, 2002, approximately 243,000 shares were outstanding under options subject to variable accounting treatment. On January 3, 2003, options to purchase approximately 240,000 of these shares expired and were cancelled, leaving options to purchase approximately 3,000 shares subject to variable accounting treatment. The Second New Options are not subject to variable accounting, as they were granted at least six months and one day after cancellation of the initial stock options.

Notes Receivable from Stockholders

During the year ended December 31, 2000, the Company made full recourse loans aggregating approximately $8,800,000 to certain employees in connection with their purchase of shares of common stock. Each of these loans was made pursuant to a full recourse promissory note secured by a stock pledge. The notes bear no interest but interest is imputed and reported annually as compensation on the employee’s W-2. All unvested shares purchased by employees are subject to repurchase by the Company at the original exercise price if the employee’s employment is terminated. At December 29, 2002 and December 30, 2001, the balance outstanding under these notes was $1,540,000 and $6,874,000, respectively, of which $1,401,000 and $5,815,000, respectively, related to the exercise of stock options and was included in stockholders’ equity. The remaining balance relates to the tax liability associated with the stock option exercise and has been included in “Other Assets”.

Deferred Compensation

During the year ended December 30, 2001, the Company recorded aggregate deferred compensation of $58,369,000 primarily associated with the issuance of restricted stock subject to forfeiture in connection with the acquisitions of JCA and Globe Y. During the year ended December 31, 2000, the Company recorded aggregate deferred compensation of $48,211,000 representing the difference between the exercise price of stock options granted and the then deemed fair value of the Company’s common stock. No deferred compensation was recorded during the year ended December 29, 2002. These amounts are being amortised as charges to operations, using the graded method, over the vesting periods of the individual stock options, generally five years. Under the graded method, approximately 51.53%, 24.62%, 14.16%, 7.37% and 2.32%, respectively, of each option’s compensation expense is recognised in each of the five years following the date of grant. Upon termination of an employee, the amortization method for that employee reverts to straight-line and the excess compensation expense recorded under the graded method is reversed. For the year ended December 29, 2002, the Company reversed $6,285,000 of excess compensation expense related to terminated employees. For the years ended December 29, 2002, December 30, 2001 and December 31, 2000, the Company amortised deferred compensation, net of reversals, of $8,012,000, $58,132,00 and $23,747,000, respectively.

Pro Forma Disclosure of the Effect of Stock-Based Compensation

The Company uses the intrinsic value method in accounting for its employee stock options (including shares issued under employee stock purchase plans, collectively the “options”) because, as discussed below, the alternative fair value accounting method requires use of option valuation models that were not developed for use in valuing employee stock options. Under the intrinsic value method, when the exercise price of the Company’s employee stock options equals the market price of the underlying stock on the date of grant, there is no compensation expense recognised.

Pro forma information regarding net loss, assuming the Company had accounted for its employee stock options granted during the fiscal years ended December 29, 2002, December 30, 2001 and December 31, 2000 under the fair value method, was estimated at the date of grant using the Black-Scholes option-pricing model, with the following weighted average assumptions:

	Employee Stock Option Plans			Employee Stock Purchase Plans
	Year Ended December 31, 2000	Year Ended December 30, 2001	Year Ended December 29, 2002	Year Ended December 31, 2000	Year Ended December 30, 2001	Year Ended December 29, 2002

Risk-free interest rate	5.6%	4.9%	4.4%	4.7%	4.4%	4.4%
Dividend yield	0%	0%	0%	0%	0%	0%
Expected volatility	70.7%	138.0%	119.0%	145.8%	129.9%	119.0%
Expected option life	7.6 years	7.5 years	7.5 years	0.85 years	0.72 years	0.50 years

The option valuation models were developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected life of the option. Because the Company’s employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. For purposes of pro forma disclosures, the estimated fair value of the options is amortised to expense over the options’ vesting period under the graded method.

Employee Stock Purchase Plan

In February 2000, the Company’s Board of Directors approved the 2000 Employee Stock Purchase Plan (Purchase Plan), which was approved by the Company’s stockholders in April 2000. A total of 1,000,000 shares of common stock were initially reserved for issuance. The number of shares of common stock reserved for issuance increases annually by an amount equal to the lesser of 1,000,000 shares, 1.25% of the outstanding shares on that date, or an amount determined by the Company’s board of directors. Accordingly, in fiscal year 2002 an additional 754,000 shares were made available for issuance. Under the Purchase Plan, the Board of Directors may authorize participation by eligible employees in periodic offerings following the adoption of the Purchase Plan. The offering period for any offering will be no more than 24 months except for the first purchase period for which the offering period will be no more than 27 months. Under the Purchase Plan, participating employees may choose to have up to 15% of their annual base pay plus commissions withheld to purchase the Company’s common stock. The price of common stock purchased under the Purchase Plan will be equal to 85% of the lower of the fair market value of the common stock on the commencement date of each offering period or the relevant purchase date. During the year ended December 29, 2002, 742,000 shares were issued under the Purchase Plan at an average price of approximately $2.88 per share. During the year ended December 30, 2001, 464,000 shares were issued under the Purchase Plan at an average price of approximately $8.47 per share.

Warrants

During the year ended December 31, 2000, the Company issued to a facility lessor a two-year warrant to purchase 30,000 shares of the Company’s common stock with an exercise price of $20.00 per share. The warrant was non-forfeitable and immediately exercisable. The fair value of the warrant was determined to be $279,000 using the Black-Scholes method and the following assumptions: expected life 2 years, exercise price $20.00, stock price on date of grant $20.00, expected dividend yield of 0%, risk free interest rate of 6%, and expected volatility 80%. This amount was capitalised and was being amortised over the life of the facility lease. In the third quarter of 2002, the Company expensed the remaining unamortised portion as part of its restructuring charges incurred in connection with closing and consolidating the Company’s San Jose facilities (see Note 12 Restructuring Charges). The warrant expired during the year ended December 29, 2002.

Common Stock

Common stock reserved for future issuance is as follows:

December 29, 2002

Stock option plan:
Outstanding options	8,114,000
Reserved for future grants	7,328,000
15,442,000
Employee Stock Purchase Plan	1,548,000
16,990,000

9.        Segments of an Enterprise and Related Information

For the year ended December 29, 2002 the Company is organised and operates as one operating segment: the design, development, manufacturing, marketing and selling of photonics and microwave solutions for commercial and research applications. The Company evaluates performance and allocates resources based on consolidated revenues and overall profitability. Geographic information for fiscal years 2002, 2001 and 2000 is presented below. Revenues are attributed to countries based on the location of customers.

	Year Ended
	December 31, 2000	December 30, 2001	December 29, 2002
	(in thousands)

Geographic information
Revenues
United States	$55,716	$59,566	$22,303
Asia	2,484	5,744	3,138
Europe	22,158	27,329	7,947
Consolidated total revenues	$80,358	$92,639	$33,388

For the years ended December 30, 2001 and December 31, 2000 the Company has two reportable segments: Telecom and Photonics Tools. The Telecom segment performs research and development, manufacturing, marketing and sales of components for fiber amplifier products, wavelength management products, high-speed opto-electronics and tunable laser modules, which are primarily sold to manufactures of networking and test equipment in the optical telecommunications market. The Photonics Tools segment performs research and development, manufacturing, marketing and sales of photonics tools, which are primarily used for commercial and research applications.

The Company evaluates performance and allocates resources based on profit or loss from operations before income taxes, excluding gains and losses on the Company’s investment portfolio. The accounting policies for the reportable segments are consistent with those described in the summary of significant accounting policies. There were no intercompany sales or transfers. The Company does not segregate assets or interest expense by segment.

	Year Ended December 31, 2000
	Telecom	Photonics Tools	Total
	(in thousands)

Revenues from external customers	$53,578	$26,780	$80,358
Depreciation an amortization expense	$3,153	$765	$3,918
Operating segment profit (loss)	$(33,945)	$7,873	$(26,072)

	Year Ended December 30, 2001
	Telecom	Photonics Tools	Total
	(in thousands)

Revenues from external customers	$65,384	$27,255	$92,639
Depreciation and amortization expense	$11,976	$1,417	$13,393
Operating segment profit (loss)	$(96,052)	$(3,183)	$(99,235)

Operating segment profit and loss exclude amortization of goodwill and other intangibles, impairment of goodwill, in-process research and development, restructuring and other Charges, and amortization of deferred stock based compensation.

	Year Ended December 31, 2000	Year Ended December 30, 2001
	(in thousands)

Loss
Total loss for reportable segments	$(26,072)	$(99,235)
Interest and other income (expense), net	13,851	16,880
Amortization of goodwill and other intangibles	—	(54,459)
Impairment of goodwill	—	(289,308)
In-process research and development	—	(13,400)
Restructuring and other charges	—	(17,770)
Amortization of deferred compensation	(23,747)	(58,132)
Loss before income taxes	$(35,968)	$(515,424)

10.      Net Loss Per Share

Basic and diluted net loss per share is computed by dividing net loss by the weighted average number of common shares outstanding during the period less outstanding nonvested shares. Outstanding nonvested shares are not included in the computation of basic net loss per share until the time-based vesting restrictions have lapsed.

	Year Ended
	December 31, 2000	December 30, 2001	December 29, 2002
	(in thousands, except per share amounts)

Net loss (numerator)	$(35,974)	$(495,424)	$(104,811)

Shares used in computing basic and diluted net loss per share (denominator):
Weighted average common shares outstanding	42,692	75,175	75,837
Less shares subject to repurchase	(3,778)	(2,130)	(732)
Denominator for basic and diluted net loss per share	38,914	73,045	75,105

Basic and diluted net loss per share	$(0.92)	$(6.78)	$(1.40)

At December 29, 2002, approximately 459,000 shares were subject to repurchase at a weighted average price of $1.22.

The Company has excluded the effect of all convertible preferred stock, common shares subject to repurchase, warrants for convertible preferred stock and common stock and outstanding stock options from the calculation of historical diluted loss per common share because all such securities are antidilutive for all periods presented. The total number of shares, including options and warrants to purchase shares, excluded from the calculations of historical diluted net loss per share was 8,114,000, 6,518,000 and 5,510,000 for the years ended December 29, 2002, December 30, 2001 and December 31, 2000, respectively.

11.      Business Acquisitions

Acquisition of JCA Technology, Inc.

On January 16, 2001, the Company acquired JCA Technology, Inc. (JCA), a privately held designer and manufacturer of fiber-optic products for modulators, for a total purchase price of approximately $311.5 million in a transaction accounted for as a purchase. The Company paid $75.0 million in cash and exchanged approximately 7,954,000 shares of common stock with a combined total fair value of $303.4 million for all of the outstanding stock of JCA. In addition, the Company issued approximately 2,079,000 shares of restricted stock subject to forfeiture. The common stock was valued using the Company’s average stock price for the seven-day period ending December 27, 2000. The average price was $28.71. Direct transaction costs related to the acquisition were approximately $8.1 million. In addition, the Company recorded $56.0 million of unearned compensation related to approximately 1,951,000 shares of restricted stock. Vesting for the remaining 128,096 shares of restricted stock was contingent upon meeting certain fiscal year 2001 operating objectives. These contingent shares were forfeited in September 2001 when the operating objectives were not met. Approximately 85,000 shares of the restricted stock were forfeited prior to vesting due to employee terminations. As of December 29, 2002, approximately 789,000 shares of the restricted stock remained subject to forfeiture. These shares were fully earned by February 2, 2003.

The acquisition was accounted for as a purchase and accordingly, the accompanying financial statements include the results of operations of JCA subsequent to January 16, 2001. The purchase price has been allocated to the tangible net assets acquired based on management’s estimate of their fair values, and to the intangible assets acquired and in-process research and development based on their estimated fair values as determined by an independent appraisal. The purchase price allocation was as follows (in thousands):

Tangible net assets acquired	$6,660
Intangible assets acquired:
Current technology	31,300
Customer base	4,000
Workforce	3,560
In-process research and development	13,400
Goodwill	267,777
Net deferred tax liability	(15,200)
Total purchase price allocation	$311,497

Tangible net assets acquired included cash, accounts receivable, inventories and fixed assets. Liabilities assumed principally included accounts payable, accrued expenses and a note payable. Intangible assets acquired and goodwill were each being amortised on a straight-line basis over estimated useful lives ranging from two to four years (see Note 11—Impairment of Goodwill). In-process research and development, which had not reached technological feasibility and therefore had no alternative future use, was expensed during 2001. In conjunction with the Company’s decision to cease development of next-generation RF products for telecommunications applications, the acquired in-process research and development activities had been discontinued by the middle of 2002.

Acquisition of Globe Y. Technology, Inc.

On February 15, 2001, the Company acquired Globe Y. Technology, Inc. (Globe Y), a privately-held manufacturer of fused fiber coupling machines, for a total purchase price of approximately $45.2 million in a transaction accounted for as a purchase. The Company exchanged approximately 1,002,000 shares of common stock with a fair value of $44.4 million for all of the outstanding stock of Globe Y. In addition, the Company issued approximately 53,000 shares of restricted stock subject to forfeiture. The common stock was valued using the Company’s closing stock price of $44.31 on February 15, 2001. Direct transaction costs related to the merger were approximately $800,000. In addition, the Company recorded $2.3 million of unearned compensation related to the approximately 53,000 shares of restricted stock.

The acquisition was accounted for as a purchase and accordingly, the accompanying financial statements include the results of operations of Globe Y subsequent to February 15, 2001. The purchase price has been allocated to the tangible net assets acquired based on management’s estimate of their fair values, and to the intangible assets acquired based on their estimated fair values as determined by an independent appraisal. The purchase price allocation is as follows (in thousands):

Tangible net assets acquired	$1,577
Intangible assets acquired:
Current technology	7,100
Customer base	2,400
Non-complete agreement and workforce	1,960
Goodwill	37,567
Deferred tax liability	(5,381)
Total purchase price allocation	$45,223

Tangible net assets acquired included cash, accounts receivable, inventories and fixed assets. Liabilities assumed principally included accounts payable, accrued expenses, income taxes payable and customer deposits. Intangible assets acquired and goodwill were each being amortised on a straight-line basis over estimated useful lives ranging from two to four years (See Note 11—Impairment of Goodwill).

Unaudited Pro Forma Information

The following unaudited pro forma information presents the consolidated results of operations of the Company, excluding the charge for acquired in-process research and development, as if the acquisitions of JCA and Globe Y had occurred at the beginning of fiscal year 2000. The pro forma 2001 and 2000 results of operations combine the consolidated results of operations of the Company, excluding the charge for in-process research and development attributable to JCA, for the years ended December 30, 2001 and December 31, 2000 with the historical results of operations of JCA and Globe Y for the years ended December 31, 2001 and December 31, 2000, respectively. The unaudited pro forma information does not purport to be indicative of what would have occurred had the acquisitions been made as of the beginning of fiscal year 2000 or of results which may occur in the future.

	Year Ended
	December 31, 2000	December 30, 2001
	(In thousands, except per share amounts)

Revenues	$108,057	$94,241
Net loss	$(164,080)	$(451,011)
Net loss per share	$(3.41)	$(5.45)

Other

On February 28, 2000, the Company issued 116,000 shares of the Company’s common stock in connection with a business acquisition. A shareholder/employee of the acquired company received 100,000 of the shares, which vest 20% after one year and  1/60 each month thereafter provided the shareholder/employee is an employee of the Company. The unvested shares are subject to repurchase by the Company at $5.00 per share if the employee is terminated. Under Emerging Issues Task Force No. 95-8, “Accounting for Contingent Consideration Paid to Shareholders of an Acquired Enterprise in a Purchase Business Combination,” this arrangement is, in substance, compensation for post-combination services rather than additional purchase price. The $1,300,000 value of the 100,000 shares issued was recorded in deferred compensation and is being amortised into expenses over the vesting period. The purchase price of $208,000, which is the fair market value of the remaining 16,000 shares resulted in goodwill. The acquisition was accounted for under the purchase method. In November 2001, upon the employee’s termination of employment, the Company repurchased 16,897 unvested shares at $5.00 per share.

12.      Impairment of Goodwill

Pursuant to accounting rules, the majority of the goodwill associated with the business acquisitions of JCA and Globe Y was recorded based on stock prices at the time acquisition agreements were executed and announced. Goodwill and intangible assets are generally evaluated for impairment on an individual acquisition, market, or product basis whenever events or changes in circumstances indicate that such assets are impaired or the estimated useful lives are no longer appropriate. Periodically, the Company reviews its goodwill and other intangible assets for impairment based on estimated future undiscounted cash flows attributable to the assets. In the event such cash flows are not expected to be sufficient to recover the recorded value of the assets, the assets are written down to their estimated fair values based on the expected discounted future cash flows attributable to the assets.

In 2001, due to the circumstances created by the significant downturn in the telecommunications market, the Company recorded impairment charges against goodwill and other intangible assets associated with its acquisitions of JCA and Globe Y. The downturn negatively affected the forecasted revenues and cash flows from the JCA and Globe Y businesses acquired in early 2001. In accordance with the Company’s policy, undiscounted cash flows indicated that the assets were impaired. An independent appraiser calculated the impairment charge by comparing the fair value of the intangible assets, based on future discounted cash flow expectations from these acquired businesses, to the carrying amount of the related intangible assets. The discount rate applied to these cash flows was based on the Company’s weighted average cost of capital, which represents the blended after-tax costs of debt and equity. The impairment charges resulted in a $289.3 million write-down of goodwill and other intangible assets for fiscal year 2001. At December 30, 2001, there was no remaining goodwill balance associated with the acquisitions of JCA and Globe Y, and net other intangible assets totaled $12.3 million.

In 2002, the Company determined that it would discontinue new product development for certain high-speed radio-frequency products manufactured by JCA. As a result of this decision the Company expected that revenues from JCA’s telecommunications products would further decline. In addition, due to the continuing downturn in the telecommunications market, the Company expected that revenues from Globe Y products would be negligible and the Company made the decision to close the operations of Globe Y in August. In accordance with the Company’s policy, undiscounted cash flows indicated that the remaining intangible assets associated with these acquisitions were impaired. The Company calculated the impairment charges by comparing the expected discounted future cash flows to the carrying amount of the related intangible assets. The discount rate applied to these cash flows was based on the Company’s weighted average cost of capital, which represents the blended after-tax costs of debt and equity. This analysis resulted in a $7.7 million write-down of intangibles in fiscal year 2002. As of December 29, 2002, the Company had $1.4 million remaining in an acquired intangibles related to the acquisition of JCA and no remaining acquired intangibles related to the acquisition of Globe Y.

The remaining intangible asset is being amortised using the straight-line method over its estimated useful life of approximately four years. The components of intangible assets are as follows (in thousands):

	December 30, 2001	December 29, 2002

Developed technology	$19,264	$2,759
Customer base	2,877	—
Non-compete agreement and workforce	3,076	—
Other intangibles	777	—
Total intangibles assets	25,994	2,759
Less: accumulated amortization	(13,700)	(1,365)
	$12,294	$1,394

In accordance with FAS 142, the Company is required to disclose its historical results of operations as though the accounting for goodwill and intangible assets was consistent for all periods presented. Because the Company’s goodwill arose during 2001 and would have been written off in its entirety in 2001 under both FAS 142 and prior accounting guidance, no difference to the Company’s historical financial results would have resulted from the retroactive adoption of FAS 142.

NEW FOCUS, INC. NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

13.      Restructuring Charges

In 2002, the Company recorded restructuring and impairment charges totaling $72.2 million for actions taken to resize the Company’s operations as a result of a continuing decline in demand for its products as well as the general decline in the telecommunications industry. These restructuring activities included divesting the Company’s operations related to the manufacturing of passive optical components, including ceasing operations at its 243,000 square foot manufacturing facility in Shenzhen, China; discontinuing the Company’s new product development of certain high-speed RF products for next-generation telecommunications applications, including reducing its Wisconsin-based engineering staff, decreasing the square footage occupied under its Wisconsin facility lease and implementing additional workforce reductions in California; and closing and consolidating the Company’s remaining 130,000 square foot facility in San Jose, California into its smaller San Jose facility. The restructuring and asset impairment charges included approximately $44.3 million for the write-down of assets, approximately $22.9 million related to facility closure costs and approximately $5.0 million for severance costs associated with the termination of 460 employees. Non-cash items included in the restructuring charge totaled $44.3 million. As of December 29, 2002, approximately $21.4 million in accrued restructuring costs, consisting of approximately $700,000 for severance and approximately $20.7 million for facility closure costs, remained in current and long-term liabilities. The Company had approximately 250 employees in December 2002, down from approximately 900 employees in December 2001.

In 2001, the Company recorded restructuring charges totaling $17.8 million for plans to resize the Company’s operations as a result of a decline in demand for its products. These restructuring activities included closing and consolidating the Company’s older Santa Clara, California facility and its smaller Shenzhen, China production facility into larger, existing facilities in San Jose and Shenzhen, respectively, and the anticipated subleasing of a previously unoccupied facility in Camarillo, California. Restructuring activities also included the planned closing of the Company’s remaining manufacturing site in Camarillo, California in the early part of the third quarter of 2002 and the transfer of production from this operation to other facilities. Additionally, the Company reduced its workforce in its U.S. and China operations through reduction in force programs and attrition by approximately 1,200 employees from a peak of approximately 2,100 in February 2001 to approximately 900 employees in December 2001. The restructuring charges included $7.1 million for severance costs covering approximately 910 employees (including approximately 160 employees associated with the planned closing of the Camarillo facility in 2002), $8.1 million for the write-down of the net book value of impaired leasehold improvements and equipment, and $2.6 million for facility closure costs. Non-cash items included in the restructuring charges totaled $9.5 million. As of December 30, 2001, $5.0 million in accrued restructuring costs, consisting of $1.9 million for facility closure costs and $3.1 million for severance costs, remained in current liabilities.

The table below summarizes the Company’s restructuring activities (in thousands):

	Beginning Balance December 30, 2001	Provision Year Ended December 29, 2002	Cash Payments	Non-cash Charges	Provision Balance as of December 29, 2002

Restructuring activities:
Workforce reduction severance	$3,058	$5,066	$(7,448)	$—	$676
Facility closure	1,898	22,873	(4,059)	—	20,712
Leasehold improvements and equipment	—	44,294	—	(44,294)	—
Restructuring charges	$4,956	$72,233	$(11,507)	$(44,294)	$21,388

	Beginning Balance December 31, 2000	Provision Year Ended December 29, 2002	Cash Payments	Non-cash Charges	Provision Balance as of December 30, 2001

Restructuring activities:
Workforce reduction severance	$—	$7,096	$(2,637)	$(1,401)	$3,058
Facility closure	—	2,581	(683)	—	1,898
Leasehold improvements and equipment	—	8,093	—	(8,093)	—
Restructuring charges	$—	$17,770	$(3,320)	$(9,494)	$4,956

14.      Divestitures

On April 24, 2002, the Company announced the sale of its passive component product line to Finisar Corporation. Under the terms of the agreement, Finisar acquired the physical assets and intellectual property associated with this product line. The physical assets included development and production equipment as well as certain raw material and finished goods inventories. New Focus assigned to Finisar the intellectual property rights to fifty-one pending and issued patents, the Company’s proprietary know-how, and certain trademarks associated with this product line. New Focus retained exclusive rights for use of this intellectual property outside the field of fiber-optic communications. Finisar granted to New Focus the ability to resell these passive component products through New Focus’ photonics tools catalog, website and related sales and marketing channels. Additionally, as part of the transaction, Finisar employed certain key personnel from New Focus associated with this product line.

New Focus will receive consideration of approximately $12.15 million under the terms of the agreement. New Focus received initial consideration of approximately $6.75 million in the form of a note receivable from Finisar payable in August 2002 in either Finisar common stock or cash. In settlement of this note, New Focus received 4,027,446 shares of Finisar common stock based on the $1.676 per share average closing price of Finisar common stock for the ten trading days ending August 7, 2002. The Company sold all of the Finisar shares and recognised a loss of $2.1 million for the year ended December 29, 2002. New Focus will also receive cash royalty payments that are subject to guaranteed minimum payments totaling $5.4 million payable in annual installments of $1.4 million, $2.0 million and $2.0 million in the third quarter of 2003, 2004 and 2005, respectively. The royalty payments are based on a percentage of the sales of all products that utilize the transferred technology and will be recognised as income as payments are received. Under the terms of the agreement, Finisar also has the right to purchase prior to July 1, 2003 certain product inventories for an additional payment of $600,000.

On May 23, 2002, New Focus completed the sale of its network tunable laser technology to Intel Corporation for $50.0 million in cash, including $5.0 million held in escrow. Under the terms of the transaction New Focus assigned certain intellectual property rights and transferred certain physical assets associated with its network tunable laser program to Intel. In addition, Intel hired approximately 40 New Focus employees associated with this technology. Under the agreement, Intel granted a license to New Focus that allows New Focus to use the tunable laser technology involved in this transaction for test and measurement and other non-network applications. Under the terms of the agreement, ten percent of the sale proceeds, or $5.0 million, will be held in escrow for eighteen months to satisfy claims, if any, against breaches of representations and warranties in the agreement. The Company will record a gain and cash receipt upon the release of the escrowed funds, if any, at the close of the escrow period. New Focus and Intel also entered into a supply arrangement under which New Focus has the ability to purchase products developed by Intel using the acquired New Focus technology for use in non-network applications.

15.      Related Party Transaction

On July 12, 2001, New Focus extended to Kenneth E. Westrick two secured full recourse short-term loans in the aggregate of $8.0 million. Mr. Westrick was the Company’s president and chief executive officer and a member of the

Company’s board of directors at the time these loan agreements were executed. The principal amount of approximately $2.1 million on the first note plus the accrued interest on this note was paid by the scheduled maturity date of June 30, 2002. The second note in the principal amount of approximately $5.9 million currently bears interest at the per annum rate of 9.99% compounded annually and is secured by a second deed of trust on certain real property held by Mr. Westrick. Mr. Westrick also had a note in the principal amount of approximately $1.3 million issued to the Company in connection with the exercise of stock options, which was repaid in accordance with its terms in March 2002. The principal amount of this note is included in the totals under “Notes Receivable from Stockholders” in Note 7 Stockholders’ Equity above.

Mr. Westrick resigned as the Company’s president and chief executive officer and as a member of the Company’s board of directors effective October 10, 2001. In connection with his resignation, Mr. Westrick and the Company entered into a Separation and Release Agreement. The agreement extended the due date of the $5.9 million note to June 30, 2004 from June 30, 2002. Additionally, the Company accelerated unvested options to purchase 633,333 shares of the Company’s common stock and agreed to pay the equivalent of eighteen months of compensation to Mr. Westrick. The Company recorded a charge of approximately $2.3 million related to the acceleration of stock option vesting and payment of compensation, which was included in “Restructuring and other charges” in its statement of operations for fiscal year 2001.

Principal and accrued interest on the $5.9 million note receivable totaled $6.4 million through the end of the second quarter of 2002. Based on declines in the value of Mr. Westrick’s assets, the Company recorded an impairment charge of $4.7 million during the third quarter of 2002. The Company stopped accruing interest on Mr. Westrick’s note for financial reporting purposes beginning in the third quarter of 2002. The Company has not forgiven or modified the terms of the note receivable.

16.      Stockholder Rights Agreement

On July 26, 2001, the Company’s Board of Directors approved a Stockholder Rights Agreement under which the Company declared a dividend of one right for each share of common stock outstanding. Prior to the Distribution Date referred to below, the rights will be evidenced by and trade with the certificates for the common stock. After the Distribution Date, the Company will mail rights certificates to the stockholders and the Rights will become transferable apart from the common stock. Rights will separate from the common stock and become exercisable following (a) the tenth business day (or such later date as may be determined by a majority of the Directors) after a person or group acquires beneficial ownership of 15% or more of the Company’s common stock or (b) the tenth business day (or such later date as may be determined by a majority of the Directors) after a person or group announces a tender or exchange offer, the consummation of which would result in ownership by a person or group of 15% or more of the Company’s common stock. After the Distribution Date, each right will entitle the holder to purchase for $40.00 a fraction of a share of the Company’s preferred stock with economic terms similar to that of one share of the Company’s common stock.

17.      Subsequent Events

In January and February 2003, the Company repurchased approximately 4.85 million shares of its common stock at a cost of approximately $16.5 million. Shares repurchased subsequent to December 29, 2002 represented approximately 6% of the weighted average shares outstanding at December 29, 2002.

 (a) 2. Financial Statement Schedules

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

Allowance For Doubtful Accounts and Sales Returns (in thousands):

	Balances at Beginning of Period	Additions (Deductions)— Charged (Credited) to Costs and Expenses	Deductions — Write-Offs	Balances at End of Period

Year ended December 31, 2000	$160	$1,258	$(28)	$1,390
Year ended December 30, 2001	$1,390	$482	$(24)	$1,848
Year ended December 29, 2002	$1,848	$(1,148)	$(148)	$552

Schedules other than that listed above have been omitted since they are not required or are not applicable or the required information is shown in the financial statements or related notes.

B.            Unaudited Interim results of New Focus for the nine months ended 28 September 2003

The quarterly financial information on New Focus and corresponding “Management Discussion and Analysis” contained in this Section B of Part III has been extracted without adjustment from the quarterly report filed on 10 November 2003 under Section 13 or 15(d) of The Securities Exchange Act of 1934 for the quarterly period ended 28 September 2003.

NEW FOCUS, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	September 28, 2003	December 29, 2002
	(unaudited)

ASSETS
Current Assets:
Cash and cash equivalents	$193,568	$178,430
Short-term investments	56,154	100,928
Trade accounts receivable, less allowances of $398 in 2003 and $552 in 2002	3,205	3,048
Inventories:
Raw materials	1,585	1,597
Work in progress	629	356
Finished goods	1,046	1,169
Total Inventories	3,260	3,122
Prepaid expenses and other current assets	3,812	3,480
Total current assets	259,999	289,008
Property, plant and equipment:
Assets held for sale	13,712	15,675
Manufacturing and development equipment	5,419	7,727
Computer software and equipment	4,072	4,303
Office equipment	910	984
Leasehold improvements	1,970	1,903
	26,083	30,592
Less allowances for depreciation and amortization	(8,068)	(7,525)
Net property, plant and equipment	18,015	23,067
Intangible assets, net of accumulated amortization and impairment of $1,884 in 2003 and $1,365 in 2002	875	1,394
Other assets	3,541	3,895
Total assets	$282,430	$317,364

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,626	$1,522
Accrued compensation and related benefits	1,622	4,252
Other accrued expenses	4,277	3,201
Restructuring accrual	6,388	6,534
Total current liabilities	13,913	15,509
Restructuring accrual-long term	10,861	14,854
Deferred rent	431	447
Commitments and contingencies
Stockholders’ equity:
Preferred stock, $0.001 par value:	—	—
Authorized shares—10,000,000
Issued and outstanding—none
Common stock, $0.001 par value:	65	68
Authorized shares—250,000,000
Issued and outstanding—64,578,490 in 2003 and 68,297,798 in 2002
Additional paid-in capital	927,540	941,505
Notes receivable from stockholders	(1,232)	(1,401)
Deferred compensation	(897)	(2,546)
Accumulated other comprehensive income	118	647
Accumulated deficit	(668,369)	(651,719)
Total stockholders’ equity	257,225	286,554
Total liabilities and stockholders’	$282,430	$317,364

Note: The December 29, 2002 consolidated balance sheet has been derived from audited financial statements.

See notes to consolidated financial statements.

NEW FOCUS, INC. CONSOLIDATED STATEMENTS OF OPERATIONS (In thousands, except per share data) (Unaudited)

	Three Months Ended		Nine Months Ended
	September 28, 2003	September 29, 2002	September 28, 2003	September 29, 2002

Net product revenues	$6,326	$6,743	$18,715	$25,953
Royalty Income	1,384	—	1,384	—
Total Revenue	7,710	6,743	20,099	25,953
Cost of net product revenues(1)	4,970	9,811	14,987	36,631
Gross profit (loss)	2,740	(3,068)	5,112	(10,678)
Operating Expenses:
Research and development(2)	2,076	4,321	6,653	19,702
Less funding received from research and development contracts	(144)	(72)	(195)	(1,574)
Net research and development	1,932	4,249	6,458	18,128
Sales and marketing(3)	1,344	1,837	4,368	6,727
General and administrative(4)	2,661	3,688	8,410	11,879
Amortization of goodwill and other intangibles	173	183	519	2,852
Impairment of goodwill and other intangibles	—	—	—	7,692
Restructuring and asset impairment charges	1,775	36,597	3,929	72,215
Deferred compensation	(120)	2,331	883	6,805
Total operating expenses	7,765	48,885	24,567	126,298
Operating loss	(5,025)	(51,953)	(19,455)	(136,976)
Interest income	860	2,030	2,979	6,928
Interest expense	—	—	—	(78)
Other income (expense), net	(204)	(6,531)	(174)	35,031
Loss before provision for income taxes	(4,369)	(56,454)	(16,650)	(95,095)
Provision for income taxes	—	—	—	—
Net loss	$(4,369)	$(56,454)	$(16,650)	$(95,095)

Basic and diluted net loss per share	$(0.07)	$(0.74)	$(0.26)	$(1.26)

Shares used to compute basic and diluted net loss per share	63,645	76,112	63,598	75,766

(1)           Excluding amortization of deferred compensation of $22 and $63 for the three and nine months ended September 28, 2003, and $196 and ($228) for the three and nine months ended September 29, 2002.

(2)           Excluding amortization of deferred compensation of ($252) and $47 for the three and nine months ended September 28, 2003, and $1,702 and $6,387 for the three and nine months ended September 29, 2002.

(3)           Excluding amortization of deferred compensation of $6 and $28 for the three and nine months ended September 28, 2003, and $93 and ($12) for the three and nine months ended September 29, 2002.

(4)           Excluding amortization of deferred compensation of $104 and $745 for the three and nine months ended September 28, 2003, and $340 and $658 for the three and nine months ended September 29, 2002.

See notes to consolidated financial statements.

NEW FOCUS, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands) (Unaudited)

	Nine Months Ended
	September 28, 2003	September 29, 2002

Operating activities
Net loss	$(16,650)	$(95,095)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,016	7,845
Restructuring and impairment charges	2,623	50,693
Amortization of goodwill and other intangibles	519	2,852
Impairment of goodwill	—	7,692
Amortization of deferred compensation	883	6,805
Deferred rent	(16)	115
Loss on disposal of assets	—	340
Loss on equity investments	200	39
Compensation charge related to modification of stock option agreements	16	—
Gain from sale of assets related to divestiture	—	(41,263)
Changes in operating assets and liabilities:
Accounts receivable	(157)	1,709
Inventories	(138)	4,340
Prepaid expenses and other current assets	(316)	5,380
Accounts payable	104	(755)
Accrued expenses	(1,555)	(6,414)
Accrued restructuring	(3,933)	19,493
Deferred research and development funding	—	(1,775)
Net cash used in operating activities	(16,404)	(37,999)
Investing activities
Purchase of available-for-sale investments	(47,500)	(119,395)
Proceeds from sales and maturities of investments	91,746	179,588
Acquisition of property, plant and equipment	(188)	(1,426)
Proceeds from sale of property, plant and equipment	379	1,056
Proceeds from sale of assets related to divestiture	—	45,000
Decrease in other assets	154	10
Net cash provided by investing activities	44,591	104,833
Financing activities
Payments on equipment loan	—	(103)
Repurchase of common stock under share buy-back program	(16,595)	—
Proceeds from issuance of common stock, net of other repurchases	3,377	2,060
Proceeds from payment of notes receivable with shareholders	169	1,793
Net cash provided by (used in) financing activities	(13,049)	3,750
Increase in cash and cash equivalents	15,138	70,584
Cash and cash equivalents at beginning of period	178,430	78,664
Cash and cash equivalents at end of period	$193,568	$149,248
Supplemental disclosure of non-cash activities:
Exchange of note receivable for Finisar Corporation common stock	$—	$6,750

See notes to consolidated financial statements.

NEW FOCUS, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) 28 SEPTEMBER 2003

NOTE 1—BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are of a normal recurring nature. Operating results for the three and nine months ended September 28, 2003, are not necessarily indicative of the results that may be expected for the year ending December 28, 2003.

The unaudited consolidated financial statements include all of the accounts of the Company and those of its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates and such differences may be material to the financial statements.

For further information, refer to the consolidated financial statements and footnotes thereto included in the Report on Form 10-K filed with the Securities and Exchange Commission on March 20, 2003.

The Company maintains a fifty-two/fifty-three week fiscal year cycle ending on the Sunday closest to December 31. The three-month periods ended September 28, 2003 and September 29, 2002 each contained 91 days. The nine-month periods ended September 28, 2003 and September 29, 2002 each contained 273 days.

NOTE 2—STOCK-BASED COMPENSATION

The Company accounts for its employee stock plans in accordance with the intrinsic value method. The following table illustrates the effect on net loss and loss per share had compensation expense for the determined based upon the fair value at the grant dates for awards under the plan. For purposes of pro forma disclosures, the estimated fair value of the stock options (including shares issued under the employee stock purchase plan, collectively the “options”) is amortized to expense over the applicable vesting periods of the options:

	Three Months Ended		Nine Months Ended
	September 28, 2003	September 29, 2002	September 28, 2003	September 29, 2002
	(in thousands, except per share amounts)

Net loss as reported	$(4,369)	$(56,454)	$(16,650)	$(95,095)
Add: Stock-based employee compensation expense (reversal) included in reported net loss	(120)	2,331	883	6,805
Less: Total stock-based employee compensation expense under fair value based method for all awards	(1,308)	(2,678)	(4,200)	(9,739)
Pro forma net loss	$(5,797)	$(56,801)	$(19,967)	$(98,029)

Basic and diluted net loss per share—as reported	$(0.07)	$(0.74)	$(0.26)	$(1.26)

Basic and diluted net loss per share—pro forma	$(0.09)	$(0.75)	$(0.31)	$(1.29)

NOTE 3—INTANGIBLE ASSETS

As of September 28, 2003, the Company had $875,000 remaining in an acquired intangible asset related to its acquisition of JCA Technology, Inc. in January 2001. The remaining intangible asset is being amortized using the straight-line method over its estimated useful life of approximately four years. The intangible asset is composed of the following (in thousands):

	September 28, 2003	December 29, 2002

Developed technology	$2,759	$2,759
Less: accumulated amortization	(1,884)	(1,365)
	$875	$1,394

NOTE 4—COMPREHENSIVE INCOME (LOSS)

Comprehensive loss for the three months ended September 28, 2003 is $4.6 million, composed of the Company’s net loss of $4.4 million and $0.2 million of net unrealized holding losses on marketable equity securities. Comprehensive loss for the nine months ended September 28, 2003 is $17.2 million composed of the Company’s net loss of $16.7 million and $0.5 million of net unrealized holding losses on marketable equity securities. Comprehensive loss for the three months ended September 29, 2002 is $60.6 million, composed of the Company’s net loss of $56.5 million and $4.1 million of net unrealized holding losses on marketable equity securities. Comprehensive loss for the nine months ended September 29, 2002 is $99.6 million, composed of the Company’s net loss of $95.1 million and $4.5 million of net unrealized holding losses on marketable equity securities. The comprehensive loss for both the three- and nine-month periods ending September 29, 2002 includes an unrealized loss on Finisar Corporation common stock received in connection with the 2002 sale of the Company’s passive optical component line.

NOTE 5—LOSS PER SHARE

Basic and diluted net loss per share is calculated by dividing the net loss by the weighted average number of common shares outstanding during the period, less the common shares subject to repurchase. Options to purchase common stock excluded from the calculations of basic and diluted net loss per share were approximately 6,016,000 for the three and nine months ended September 28, 2003 and 9,995,000 for the three and nine months ended September 29, 2002. The following table sets forth the calculation of basic loss per share:

	Three Months Ended		Nine Months Ended
	September 28, 2003	September 29, 2002	September 28, 2003	September 29, 2002
	(in thousands, except per share amounts)

Net loss (numerator)	$(4,369)	$(56,454)	$(16,650)	$(95,095)

Shares used in computing basic and diluted net loss per share (denominator):
Weighted average common shares outstanding	63,971	76,674	63,992	76,449
Less shares subject to repurchase	(326)	(562)	(394)	(683)
Denominator for basic net loss per share	63,645	76,112	63,598	75,766
Basic and diluted net loss per share	$(0.07)	$(0.74)	$(0.26)	$(1.26)

NOTE 6—SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION

The Company is organized and operates as one operating segment: the design, development, manufacturing, marketing and selling of photonics and microwave solutions for commercial and research applications. The Company evaluates performance and allocates resources based on consolidated revenues and overall profitability.

Geographic information for product revenues for the three and nine months ended September 28, 2003 and September 29, 2002 is presented below. Revenues are attributed to countries based on the location of customers.

	Three Months Ended		Nine Months Ended
	September 28, 2003	September 29, 2002	September 28, 2003	September 29, 2002

Geographic information Net Product Revenues (in thousands)
United States	$4,905	$4,791	$14,495	$16,977
Asia	700	515	2,014	2,210
Europe	721	1,437	2,206	6,766
Consolidated Net Product Revenues	$6,326	$6,743	$18,715	$25,953

NOTE 7—ROYALTY INCOME

Under terms of the Company’s agreement to sell its passive optical component line to Finisar Corporation in 2002, the Company is to receive guaranteed minimum royalties totaling $5.4 million. In the third quarter of 2003, the Company received $1.4 million as the first of three annual minimum royalty payments. The Company is due to receive the remaining two annual minimum royalty payments of $2.0 million each in the third quarter of 2004 and 2005. The Company recognizes revenue on these royalties upon receipt of cash.

NOTE 8—SIGNIFICANT CUSTOMERS

In the three and nine months ended September 28, 2003 and September 29, 2002, no individual customer accounted for more than 10% of the Company’s net product revenues. As a result of restructuring actions completed in 2002, the Company eliminated its fiber optic component product lines and thereby reduced its dependence on the telecommunications industry, where a significant portion of its net product revenue was derived from several major customers.

NOTE 9—CONTINGENCIES

On February 13, 2002, a lawsuit was filed purportedly on behalf of both Howard Yue and Globe Y Technology, a company acquired by New Focus. The action, which is in Santa Clara County Superior Court, is captioned Howard Yue. v. New Focus, Inc. et al., Case No. CV808031 and asserts claims against the Company and several of its officers and directors. The original complaint alleged eight causes of action, including fraud and deceit by active concealment, fraud and deceit based upon omissions of material facts, negligent misrepresentation, and breach of contract. The claims stemmed from the acquisition of Globe Y Technology, Inc. by the Company completed February 15, 2001. The complaint sought unspecified economic, punitive, and exemplary damages, prejudgment interest, costs, and equitable and general relief. The Company and the individual defendants have successfully petitioned the court to dismiss all or part of the Plaintiff’s complaint four times. Each time, the Court granted defendant’s motion to dismiss in whole or in part with leave to amend. On August 21, 2003, Plaintiff filed a Third Amended Complaint alleging substantially the same causes of action as his original complaint, but excluding the negligence cause of action. The only remaining plaintiff in the case is Howard Yue, and the only remaining defendants are New Focus, Ken Westrick, the William L. Potts, Jr., the Company’s Chief Financial Officer and Timothy Day, the Company’s Chief Technology Officer. On October 6, 2003, New Focus

answered the Third Amended Complaint and filed a cross complaint against Mr. Yue.

On June 26, 2001, a putative securities class action captioned Lanter v. New Focus, Inc. et al., Civil Action No. 01-CV-5822, was filed against the Company and several of its officers and directors (the “Individual Defendants”) in the United States District Court for the Southern District of New York. Also named as defendants were Credit Suisse First Boston Corporation, Chase Securities, Inc., U.S. Bancorp Piper Jaffray, Inc. and CIBC World Markets Corp. (collectively the “Underwriter Defendants”), the underwriters in the Company’s initial public offering. Three subsequent lawsuits were filed containing substantially similar allegations. These complaints have been consolidated. On April 19, 2002, plaintiffs filed a consolidated amended complaint. The amended complaint alleges violations of Section 11 of the Securities Act of 1933 against all defendants related to the Initial Public Offering and the Secondary Offering, violations of Section 15 of the Securities Act of 1933 and Section 20(a) of the Securities Act of 1934 against the Individual Defendants, violations of Section 10(b) and Rule 10b-5 against the Company and violations of Section 12 (a)(2) of the Securities Act of 1933 and Section 10(b), and Rule 10b-5 promulgated thereunder, of the Securities Act of 1934 against the Underwriter Defendants. The amended complaint seeks unspecified damages on behalf of a purported class of purchasers of the Company’s common stock between May 18, 2000 and December 6, 2000.

Various plaintiffs have filed similar actions in the United States District Court for the Southern District of New York asserting virtually identical allegations concerning the offerings of more than 300 other issuers. These cases have all been assigned to the Hon. Shira A. Scheindlin for coordination and decisions on pretrial motions, discovery, and related matters other than trial. On or about July 15, 2002, defendants filed an omnibus motion to dismiss in the coordinated proceedings on common pleadings issues. On or about October 9, 2002, the court entered as an order a stipulation dismissing the Individual Defendants from the litigation without prejudice. On February 19, 2003, the omnibus motion to dismiss was denied by the court as to the claims against New Focus. A proposal has been made for the settlement and release of claims against issuer defendants, including the Company. The Company has accepted the proposed settlement. The proposed settlement is subject to a number of conditions, including approval by the court.

On or about February 28, 2003, a similar purported class action complaint entitled Liu v. Credit Suisse First Boston Corporation et al. was filed in the United States District Court for the Southern District of Florida against Credit Suisse First Boston Corporation, approximately 50 issuers, including New Focus, and various individuals of the issuer defendants, including William L. Potts, Jr., the Company’s Chief Financial Officer, and Kenneth Westrick, the Company’s former Chief Executive Officer. As against New Focus the complaint alleges violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 as well as claims for common law fraud, negligent misrepresentation, and violations of the Florida Blue Sky Law arising out of the initial public offering of the Company’s common stock. As against Mr. Potts, the complaint alleges violations of Section 10(b) and 15 of the Securities Exchange Act of 1934 and Rule 10b-5 as well as claims for common law fraud, negligent misrepresentation, and violations of the Florida Blue Sky Law, also arising out of the initial public offering of the Company’s common stock. On July 16, 2003 the court issued an order clarifying that the plaintiffs’ claims against the Company and Messrs. Potts and Westrick were dismissed without prejudice.

The sale and manufacture of certain of the Company’s products require continued compliance with governmental security and import/export regulations. The Company has recently been notified of potential charges that may be brought against it for certain export violations. The Company has been cooperating with the U.S. Department of Commerce.

An unfavorable resolution of any of the foregoing lawsuits or claims could have a material adverse effect on the business, results of operations or financial condition of the Company.

In addition, the Company is subject to various claims that arise in the normal course of business.

NOTE 10—INDEMNIFICATIONS

The Company has off-balance sheet transactions consisting of certain financial guarantees, both express and implied, related to product liability and potential infringement of intellectual property. Additionally, the Company has indemnification agreements with each of its directors and certain employees. The Company has not recorded a liability associated with these guarantees, as the Company has little or no history of costs associated with such indemnification requirements. Contingent liabilities associated with product liability and director and employee indemnifications may be mitigated by insurance coverage that the Company maintains.

NOTE 11—RESTRUCTURING LIABILITIES

As of September 28, 2003, approximately $17.2 million in accrued restructuring costs, consisting of approximately $470,000 for severance and approximately $16.8 million for facility closure costs, remained in current and long-term liabilities. These liabilities arose from the Company’s restructuring actions to eliminate its telecom-consolidate facilities, that began in the second quarter of 2001. During 2003, the Company recorded restructuring and impairment charges totaling approximately $3.9 million. These charges included asset impairment charges of $2.6 million composed of $1.6 million related to the Company’s idled manufacturing facility in Shenzhen, China, and $1.0 million related to the closure of the Company’s Wisconsin product development facility in July 2003 and idled equipment in both its Wisconsin and Californian sites. Additionally, in August 2003 the Company implemented a reduction-in-force in California. The Company recorded $1.0 million in severance costs primarily associated with approximately 42 employees related to the July and August 2003 restructuring activities. Facility closure costs totaled approximately $284,000 in the nine months ended September 28, 2003. The Company expects to pay out its cash liabilities through 2011.

The table below summarizes changes in the Company’s restructuring (in thousands):

	Beginning Balance as of December 29, 2002	Provision Nine Months Ended September 28, 2003	Cash Payments	Non-cash Charges	Ending Balance as of September 28, 2003

Restructuring and impairment activities Workforce reduction severance costs	$676	$1,022	$(1,228)	$—	$470
Facility closure costs	20,712	284	(4,049)	(168)	16,779
Property and equipment write-downs	—	2,623	—	(2,623)	—
Restructuring and impairment charges	$21,388	$3,929	$(5,277)	$(2,791)	$17,249

NOTE 12—STOCK REPURCHASE PROGRAM

In February 2003, the Company completed its $45 million share repurchase program, which resulted in the repurchase of 13.1 million shares of its common stock, at a total cost of approximately $45.3 million, between late October 2002 and early February 2003. In January and February 2003, the Company repurchased approximately 4.85 million shares of its common stock at a total cost of approximately $16.6 million. From October to December 2002, the Company had repurchased approximately 8.25 million common shares at a total cost of approximately $28.7 million.

NOTE 13—RECENT ACCOUNTING DEVELOPMENTS

In November 2002, the Emerging Issues Task Force (EITF) reached a consensus regarding EITF Issue 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. The consensus addresses not only when and how an arrangement involving multiple deliverables should be divided into separate units of accounting, but also how the arrangement’s be allocated among separate units. The pronouncement is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF 00-21 did not have a material effect on its results of operations or financial position.

In January 2003, the FASB issued FASB Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities. FIN 46 requires an investor with a majority of the variable interests (primary beneficiary) in a variable interest entity (VIE) to consolidate the entity and also requires majority and significant variable interest investors to provide certain disclosures. A VIE is an entity in which the voting equity investors do not have a controlling financial interest, or the equity investment at risk is insufficient to finance the entity’s activities without receiving additional subordinated financial support from the other parties. For arrangements entered into with VIEs created prior to February 1, 2003, the provisions of FIN 46 were originally effective as of the beginning of the three months ended September 28, 2003. However, the FASB subsequently delayed the effective date of this provision until the first interim or annual period ending after December 15, 2003. The provisions of FIN 46 were effective immediately for all arrangements entered into with new VIEs created after January 31, 2003. Adoption of FIN 46 did not have a material effect on the financial position, results of operations or cash flow.

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (FAS 150). The Statement establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. The Statement is effective for all financial instruments created or modified after May 31, 2003, and to other instruments for periods beginning after June 15, 2003. The adoption of FAS 150 did not have a material effect on its results of operations or financial position.

NOTE 14—PROPOSED MERGER WITH BOOKHAM TECHNOLOGY PLC

On September 22, 2003, New Focus and Bookham Technology plc jointly announced the signing of a definitive agreement under which Bookham would acquire New Focus. Under the proposed transaction, Bookham will issue approximately 84 million newly-issued ordinary shares of Bookham, taking into account the assumed exercise of New Focus stock options. The stockholders of New Focus may elect to receive the shares in the form of ordinary shares or Bookham American Depository Shares (ADSs). Immediately prior to the completion of the acquisition, New Focus will make a cash distribution of approximately $140 million to its stockholders. The proposed transaction has been unanimously approved by the Company’s board of directors and is subject to certain terms and conditions, including approval by both the stockholders of New Focus and the shareholders of Bookham, and customary governmental approvals. Assuming completion of the transaction, for every share of New Focus common stock held as of the record date, each New Focus stockholder will receive a fixed consideration of $2.19 in cash and 1.2015 Bookham ordinary shares or ADSs. If Bookham terminates the proposed merger under circumstances specified in the merger agreement New Focus will be required to pay Bookham a termination fee of $7.0 million.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Forward-Looking Statements

In addition to historical information, this report contains predictions, estimates and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities and Exchange Act of 1934 that relate to future events or our future financial performance. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. These risks and other factors include those listed under “Risk Factors” and elsewhere in this report, and some of which we may not know. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue” or the negative of these terms or other comparable terminology. In addition, these forward-looking statements include, but are not limited to, statements regarding the following:

•              the anticipated market trends and uncertainties;

•              expected improvement in the business climate generally;

•              our ability to grow revenues from sales of our existing product lines;

•              the revenue and gross margin outlook for the fourth quarter of 2003;

•              anticipated expenditures for research and development, sales and marketing, and general and administrative expenses;

•              expected capital expenditures;

•              the adequacy of our capital resources to fund our operations;

•              our ability to mitigate against increased costs resulting from our dependence on single source suppliers;

•              our exposure to interest rate sensitivity and exchange rate sensitivity;

•              the outcome of pending litigation and government investigations; and

•              the effect of accounting pronouncements on our results of operations.

These statements are only predictions and are subject to risks and uncertainties, including the following:

•              the difficulty of forecasting revenues due to our long sales cycles, weakness and uncertainties related to general economic conditions and overall demand within our markets and among our current and prospective customers;

•              the high sensitivity of the size of our net loss to our level of revenue due to the fixed cost structure arising from the complexity of our business;

•              our ability to improve margin performance through improved manufacturing efficiencies;

•              our ability to introduce and gain customer acceptance of new products on a timely basis;

•              the difficulty of achieving further cost reductions without jeopardizing product development schedules, delivery schedules, product quality, and regulatory compliance;

•              unforeseen development delays for new products that limit our ability to generate volume revenues;

•              difficulties associated with the potential integration of additional operations, the extent of management time and attention required, and related costs and expenses associated with the proposed merger with Bookham;

•              disruptions in our business due to our proposed merger with Bookham;

•              the outcome of current litigation and government investigations;

•              our ability to complete the proposed merger with Bookham or the cash distribution to our stockholders prior to the proposed merger;

•              our ability to generate future revenues from new products commensurate with prior investments in research and development activities; and

•              the protection of our proprietary technology.

Other risks that may affect our financial performance are listed in our various reports on file with the SEC, including our fiscal year 2002 annual report on Form 10-K. We undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Overview

We develop and manufacture photonics and microwave solutions for both commercial and research applications. Our products include tunable lasers for test and measurement applications, high-speed radio-frequency (RF) amplifiers, and advanced photonics tools. Our products serve a broad range of diversified markets within the semiconductor, industrial, biomedical, defense and telecommunications industries. In an effort to expand our sales to OEM customers, we are pursuing new and emerging applications for modules and subsystems within these markets, in particular modules and subsystems that would use our photonics tools and tunable lasers. Given the difficulty in accurately assessing the size and growth rates of these market opportunities, we will need to constantly balance new product development expenses against future revenue expectations in order to show improvement in our financial results.

As a result of the sharp decline in the telecommunications industry that began in 2001, we undertook significant restructuring efforts over the six-quarter period between the second quarter of 2001 and the end of the third quarter of 2002. By the end of fiscal year 2002, we had:

•              Eliminated our telecom-related component product lines by selling our passive optical component product line and our network tunable laser technology, and by ceasing development of next-generation high-speed RF products for telecom applications;

•              Consolidated our operations into approximately 60,000 square feet of space (one primary facility plus some ancillary space), down from seven facilities encompassing approximately 573,000 square feet;

•              Reduced our worldwide work force to approximately 250 people in the fourth quarter of 2002 from a peak employment level of 2,100 people in the first quarter of 2001;

•              Ended the fourth quarter of 2002 with a lower net loss, due primarily to improved operating performance, minimal restructuring and impairment charges, and reduced amortization of intangibles and deferred compensation; and

•              Refocused our business on product areas that were less dependent on the telecommunications industry.

In the process of restructuring our operations, we recorded restructuring and asset impairment charges of $72.2 million and $17.8 million in fiscal years 2002 and 2001, respectively. These totals included charges for the impairment of tangible assets, facility closure costs and severance-related payments. We also recorded impairment charges against goodwill and other intangible assets of $7.7 million and $289.3 million in fiscal years 2002 and 2001, respectively.

In 2003, we implemented additional restructuring actions to further reduce our break-even point and our cash outflow. During 2003, we recorded restructuring and impairment charges totaling approximately $3.9 million. These charges included asset impairment charges of $2.6 million composed of $1.6 million related to our idled manufacturing facility in Shenzhen, China, and $1.0 million related to the closure of our Wisconsin product development facility in July 2003 and idled equipment in both our Wisconsin and California sites. Additionally, in August 2003 we implemented a reduction-in-force in California. We recorded $1.0 million in severance costs primarily associated with approximately 42 employees related to the July and August 2003 restructuring activities. Facility closure costs totaled approximately $284,000 in the nine months ended September 28, 2003.

We are beginning to see an improved order flow for our product lines and to sense an improvement in the general business climate. Based on these trends, we estimate that our fourth quarter net revenues, which will be composed of product revenue only, will be in the range of $6.5-$7.0 million. In contrast, product net revenues for the third quarter of 2003 were $6.3 million. We expect that our gross margin percentage related to product revenues in the fourth quarter of 2003 will improve over the 21.4% product gross margin percentage for the third quarter of 2003 and will move into the mid-twenty percentage range. During the fourth quarter we will have three new low-cost suppliers in southeast Asia on line that will mitigate the unfavorable material cost effects that we experienced during the second and third quarters of 2003. The overall gross margin percentage for the fourth quarter of 2003 will be lower than the overall 35.5% gross margin percentage in the third quarter of 2003, which included a positive margin effect from the $1.4 million of royalty income received in the third quarter.

On September 22, 2003, New Focus and Bookham Technology plc jointly announced the signing of a definitive agreement under which Bookham would acquire New Focus. Under the proposed transaction, Bookham will issue approximately 84 million newly issued ordinary shares of Bookham, taking into account the assumed exercise of New Focus stock options. The stockholders of New Focus may elect to receive the shares in the form of ordinary shares or Bookham American Depository Shares (ADSs). Immediately prior to the completion of the acquisition, New Focus will make a cash distribution of approximately $140 million to its stockholders. The proposed transaction has been unanimously approved by our board of directors and is subject to certain terms and conditions, including approval by both the stockholders of New Focus and the shareholders of Bookham, and customary governmental approvals. Assuming completion of the transaction, for every share of New Focus common stock held as of the record date, each New Focus stockholder will receive a fixed consideration of $2.19 in cash and 1.2015 Bookham ordinary shares or ADSs. If Bookham terminates the proposed merger under circumstances specified in the merger agreement New Focus will be required to pay Bookham a termination fee of $7.0 million.

Critical Accounting Policies and Estimates

We believe the following critical accounting policies affect our significant judgments and estimates used in the preparation of New Focus’ consolidated financial statements:

Restructuring and asset impairment.  For the fiscal year ended December 29, 2002, we recorded restructuring and asset impairment charges totaling $72.2 million. The restructuring and impairment charges included $44.4 million for the write-down of our property, plant and equipment, $22.8 million for facility closure costs, and $5.0 million in severance costs. In the nine months ended September 28, 2003, we recorded additional restructuring and asset impairment charges totaling $3.9 million. At September 28, 2003, we had a remaining restructuring accrual of $17.2 million that represents the estimated cash outflows in future periods associated with our restructuring actions. Our restructuring plans included vacating and subleasing certain of our leased facilities. At September 28, 2003, we have included in our restructuring liability approximately $13.9 million related to estimated lease losses, net of expected sublease income. In determining the lease loss, various assumptions were used including the estimated time period over which the facilities will be vacant, expected sublease term and sublease rates. The reserve represents our current estimate and may be adjusted upon the occurrence of future events. These events may include, but are not limited to, changes in estimates relating to time to sublease the facilities, sublease terms and sublease rates. Additionally, in the first quarter of 2002 we estimated the value of our idled manufacturing facility in Shenzhen, China that is held for sale and subsequently adjusted this carrying value in the second quarter of 2003. Our current estimates may require an adjustment if market conditions change in future periods. Such adjustment could materially affect our results of operations.

Inventories.  Inventories are stated at the lower of cost (determined using the first in, first out method) or market (estimated net realizable value). We generally plan production based on orders received and forecasted demand. We also maintain a stock of certain products for our photonics tools business. We must order components and build inventories in advance of product shipments. The forecasted demand estimates are dependent on our assessment of current and expected orders from our customers, including consideration that orders are subject to cancellation with limited advance notice prior to shipment. As our markets are volatile and are subject to technological risks and price changes as well as inventory reduction programs by our customers, there is a risk that we will forecast incorrectly and produce excess inventories of particular products. As a result, actual demand will likely differ from forecasts, and such a difference may have a material adverse effect on actual results of operations. In the past, we have incurred charges related to excess inventory write-downs and related order cancellation fees due to the abrupt and severe downturn in the telecommunications industry, and also due to the divestiture of our passive optical component product line. The excess inventory write-downs and related order cancellation fees were calculated in accordance with our policy, which is based on inventory levels in excess of estimated six-month demand and our judgment for each specific product. Should actual demand differ from our estimates, revisions to our previous inventory write-downs would be required.

Allowance for doubtful accounts.  We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We analyze historical bad debts, customer concentrations, creditworthiness, customer payment history and the current economy when evaluating the adequacy of the allowance for doubtful accounts. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Notes receivable.  During 2000 and 2001, we made $16.8 million in full recourse loans to employees. We maintain reserves for estimated losses resulting from the inability of these individuals to make their required payments. At September 28, 2003, loans with an aggregate principal and interest value of $7.7 million, of which $4.7 million had been reserved, were outstanding from a former officer and two current officers. A loan to a former employee in the amount of $262,000, including approximately $169,000 related to the purchase of common stock, was repaid during the third quarter 2003. We analyze the need for a reserve by considering our collateral with respect to each loan, payment history, our knowledge of each individual’s other assets and the maturity date of the loan. Based on these factors, we recorded a charge of $4.7 million related to one loan during the fiscal year ended December 29, 2002 and ceased accruing interest on this loan for financial reporting purposes. Should the financial condition of the borrowers decline in the future we may be required to take additional charges which would have an adverse effect on our results of operations.

Impairment of other intangible assets.  At September 28, 2003, we had $875,000 remaining in an acquired intangible asset. In assessing the recoverability of our intangible asset, we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the asset. If our estimates or their related assumptions change in the future, we may be required to record additional impairment charges for this asset.

Revenue recognition.  We recognize product revenue at the time of title transfer, with provisions established for estimated product returns and allowances. These returns and allowances are estimated based on historical experience. If our estimates do not accurately anticipate future returns, revenue could be misstated. Revenue on the shipment of evaluation units is deferred until customer acceptance.

Results of Operations

Net Revenues

Net revenues increased to $7.7 million for the three months ended September 28, 2003, from $6.7 million for the three months ended September 29, 2002. Excluding $1.4 million of royalty income recognized during the three months ended September 28, 2003 arising from the sale of our passive optical component line to Finisar in 2002, net product revenues were $6.3 million for the three months ended September 28, 2003. No such royalty income was received in the three months ended September 29, 2002. Net product revenues decreased $0.4 million in the three months ended September 29, 2003 primarily due to the divestiture of our passive optical component line. Sales of our tunable laser products increased slightly while sales of our photonics tools products decreased by a comparable amount in the three months ended September 28, 2003 relative to the three months ended September 29, 2002. Sales of our radio frequency (RF) amplifier products were unchanged between the periods.

Net revenues decreased to $20.1 million for the nine months ended September 28, 2003 from $26.0 million for the nine months ended September 29, 2002. Excluding $1.4 million of royalty income received in the nine months ended September 28, 2003, net product revenues were $18.7 million. No such royalty income was received in the nine months ended September 29, 2002. Net product revenues decreased $7.3 million between the comparable nine-month periods. Sales of our passive optical component products decreased $2.5 million as a result of the divestiture of this product line. Sales of our high-speed RF amplifier products, photonics tools products and tunable laser products, decreased approximately $2.3 million, $1.6 million and $0.9 million, respectively, in the first nine months of 2003 compared to the first nine months of 2002. The decrease in net revenues for the RF amplifier products was primarily due to the cessation of development for next-generation high-speed RF products for telecommunication applications. Net product revenues for our photonics tools products and tunable laser products were affected by continued sluggish market conditions and the lack of a recovery in the semiconductor industry and research markets across multiple industries. In connection with the sale of our passive optical component line to Finisar in 2002, we are due to receive two remaining annual minimum royalty payments of $2.0 million each in the third quarter of 2004 and 2005. We recognize revenue on these royalties upon receipt of cash.

Gross Profit (Loss)

Gross profit (loss) percentage, including amortization of deferred stock compensation, improved to a positive 35.3% in the three months ended September 28, 2003, compared to a negative 48.4% in the three months ended

September 29, 2002. Excluding amortization of deferred stock compensation of $22,000 in the three months ended September 28, 2003 and $196,000 in the three months ended September 29, 2002, the gross profit (loss) percentage improved to a positive 35.5% in the three months ended September 28, 2003 from a negative 45.5% in the three months ended September 29, 2002. Excluding royalty income and amortization of deferred compensation, the gross margin percentage for the three months ended September 28, 2003 was 21.4% compared a negative 45.5% in the three months ended September 29, 2002. This improvement from a negative to a positive gross margin was primarily due to improved manufacturing efficiencies and lower manufacturing overhead expenses as a result of the closure of underutilized facilities and completion of our relocation activities in the third quarter of 2002. Our worldwide manufacturing overhead expenses decreased to $2.2 million in the three months ended September 28, 2003 from $6.9 million in the three months ended September 29, 2002. During the third quarter of 2003, our gross margin percentage was dampened by a temporary interruption in the supply of certain components we source from an overseas supplier. As a result we have had to source these products from U.S. suppliers at a substantially higher cost. We now have three new low-cost overseas suppliers on line that will mitigate these unfavorable costs beginning in the fourth quarter. As a result of this improvement and the full effect of restructuring actions we undertook in August 2003, we expect our gross profit percentage in the fourth quarter of 2003 will improve over the 21.4% product gross profit percentage in the third quarter and move into the mid-twenty percentage range.

Gross profit (loss) percentage, including amortization of deferred stock compensation, improved to a positive 25.1% in the nine months ended September 28, 2003, compared to a negative 40.3% in the nine months ended September 29, 2002. Excluding amortization of deferred stock compensation of $63,000 in the nine months ended September 28, 2003 and a reversal of previously amortized deferred compensation of $228,000 in the nine months ended September 29, 2002 the gross profit (loss) percentage improved to a positive 25.4% in the nine months ended September 28, 2003 from a negative 41.1% in the nine months ended September 29, 2002. The gross profit percentage, excluding amortization of deferred compensation, for our net product revenue was a positive 19.9% for the nine months ended September 28, 2003 compared to a negative 41.1% in the nine months ended September 29, 2002. Manufacturing efficiencies, lower manufacturing overhead expenses and the completion of our relocation activities as discussed above accounted for the improvement between the periods. Our worldwide manufacturing overhead expenses decreased to $6.9 million in the nine months ended September 28, 2003 from $23.3 million in the nine months ended September 29, 2002.

Research and Development Expenses, net

Research and development expenses, net including amortization of deferred stock compensation, decreased to $1.7 million in the three months ended September 28, 2003, from $6.0 million, in the three months ended September 29, 2002. Excluding a reversal of previously amortized deferred stock compensation of $252,000 and amortization of deferred stock compensation of $1.7 million in the third quarters of 2003 and 2002, respectively, research and development expenses, net decreased to $1.9 million, or 25.1% of net revenues, in the three months ended September 28, 2003, from $4.2 million, or 63.0% of net revenues, in the three months ended September 29, 2002. The decrease in the absolute dollar spending for research and development, net was primarily due to our decision to cease development of our next-generation high-speed RF telecommunications products and our restructuring activities, including the consolidation of our facilities and the closure of our Wisconsin product development facility.

Research and development expenses, net including amortization of deferred stock compensation, decreased to $6.5 million in the nine months ended September 28, 2003, from $24.5 million in the nine months ended September 29, 2002. Excluding amortization of deferred stock compensation of $47,000 and $6.4 million in the first nine months of 2003 and 2002, respectively, research and development expenses, net, decreased to $6.5 million, or 32.1% of net revenues, in the nine months ended September 28, 2003, from $18.1 million, or 69.8% of net revenues, in the nine months ended September 29, 2002. Research and development expenses, net, excluding amortization of deferred stock compensation, decreased in absolute dollars and as a percentage of net revenues for the nine months ended September 28, 2003 due primarily to the sale of our network tunable laser technology, the divestiture of our passive optical component product line and our decision to cease development of our next-generation high-speed RF telecommunications products. We anticipate that our quarterly research and development expenses, net will decrease slightly in the fourth quarter of 2003 due to the full benefit of savings from the reduction in force implemented in August 2003.

Sales and Marketing Expenses

Sales and marketing expenses, including amortization of deferred stock compensation, decreased to $1.4 million in the three months ended September 28, 2003, from $1.9 million in the three months ended September 29, 2002. Excluding amortization of deferred stock compensation of $6,000 and $93,000 in the third quarters of 2003 and 2002, respectively sales and marketing expenses decreased to $1.3 million, or 17.4% of net revenues, in the three months ended September 28, 2003, from $1.8 million, or 27.2% of net revenues, in the three months ended September 29, 2002.

Sales and marketing expenses, including amortization of deferred stock compensation, decreased to $4.4 million in the nine months ended September 28, 2003, from $6.7 million in the nine months ended September 29, 2002. Deferred stock compensation was not significant for the nine-month periods ended September 29, 2002 and September 28, 2003. The reduction in sales and marketing expenses in both absolute dollars and as a percentage of net revenues was primarily attributable to the divestiture of our passive optical component product line, cessation of our development of next-generation high-speed RF telecommunication products and consolidation of our facilities. We expect that our quarterly sales and marketing expenses will increase in the fourth quarter of 2003 due to publication of our photonics tools catalog.

General and Administrative Expenses

General and administrative expenses, including amortization of deferred stock compensation, decreased to $2.8 million in the three months ended September 28, 2003, from $4.0 million in the three months ended September 29, 2002. Excluding amortization of deferred stock compensation of $104,000 and $340,000 in the third quarters of 2003 and 2002, respectively, general and administrative expenses decreased to $2.7 million, or 34.5% of net revenues, in the three months ended September 28, 2003, from $3.7 million, or 54.7% of net revenues, in the three months ended September 29, 2002. General and administrative expenses for the three months ended September 28, 2003 included $0.6 million for various charges of a non-recurring nature, including accruals for various tax audits and professional services related to abandoned business combination transactions.

General and administrative expenses, including amortization of deferred stock compensation, decreased to $9.2 million in the nine months ended September 28, 2003, from $12.5 million in the nine months ended September 29, 2002. Excluding amortization of deferred stock compensation of $745,000 and $658,000 in the first nine months of 2003 and 2002, respectively, general and administrative expenses decreased to $8.4 million, or 41.8% of net revenues, in the nine months ended September 28, 2003, from $11.9 million, or 45.8% of net revenues, in the nine months ended September 29, 2002. The decrease in absolute dollars and as a percentage of sales for both the three and nine months of 2003 was a result of lower salaries and lower facility occupancy costs arising from our facilities consolidation and restructuring activities completed in the second half of 2002. We expect that our quarterly general and administrative expenses will decrease in the fourth quarter of 2003 due to the full benefit of savings from the reduction in force implemented in August 2003.

Amortization of Intangible Assets

Amortization of the intangible assets that arose from our acquisition of JCA Technology, Inc. in January 2001 totaled $173,000 and $183,000 in the three months ended September 28, 2003 and September 29, 2002, respectively. Amortization of intangible assets arising from the acquisition of JCA and our February 2001 acquisition of Globe Y Technology, Inc. totaled $519,000 and $2.9 million in the nine months ended September 28, 2003 and September 29, 2002, respectively. All of the goodwill associated with the acquisitions of JCA and Globe Y was written down through impairment charges in fiscal year 2001. An additional $7.7 million write-down of intangible assets was recorded in the second quarter of 2002 when we determined that we would discontinue new product development for certain high-speed RF products manufactured by JCA and close the operations of Globe Y. As of September 28, 2003, we have $875,000 remaining in an acquired intangible asset related to JCA and no remaining acquired intangibles related to Globe Y. The remaining intangible asset related to JCA is being amortized over its estimated useful life of four years.

Acquired intangible assets are generally evaluated for impairment on an individual acquisition basis whenever events or changes in circumstances indicate that such assets are impaired or the estimated useful lives are no longer appropriate. Periodically, we review our intangible assets for impairment based on estimated future undiscounted cash flows attributable to the assets. In the event such cash flows are not expected to be sufficient to recover the recorded value of the assets, the assets are written down to their estimated fair values based on the expected discounted future cash flows attributable to the assets.

Restructuring and Impairment Charges

In the three months ended September 28, 2003, we recorded restructuring and impairment charges totaling approximately $1.8 million. Approximately $1.1 million of the charges related to severance costs covering approximately 42 employees associated with the closure of our Wisconsin product development facility in July 2003 and reductions in our California-based workforce in August 2003. Additionally, we incurred asset impairment charges of $0.6 million related to idled equipment in these sites and $0.1 million related to facility closure costs. Non-cash items included in the restructuring charge totaled $0.5 million. During the three months ended September 29, 2002, we recorded restructuring and asset impairment charges totaling approximately $36.6 million, including approximately $14.6 million for the write-down of our assets, approximately $20.8 million related to facility closure costs to consolidate our 130,000 square foot facility in San Jose into our smaller San Jose facility and approximately $1.3 million for severance costs associated with the termination of approximately 58 employees.

During the nine months ended September 28, 2003, we recorded restructuring and asset impairment charges totaling $3.9 million. These charges included asset impairment charges of $2.6 million composed of $1.6 million related to our idled manufacturing facility in Shenzhen, China, and $1.0 million related to the closure of our Wisconsin facility and idled equipment in both our Wisconsin and California sites. We recorded costs of approximately $1.0 million for severance associated with approximately 42 employees and facility closure costs of approximately $284,000. During the nine months ended September 29, 2002, we recorded restructuring and asset impairment charges totaling $72.2 million related to the divestiture of our passive optical components product line, the discontinuance of new product development for certain high-speed RF amplifiers and the consolidation of our facilities. These charges included a total of $44.4 million for the impairment of assets, $5.0 million for severance and $22.8 million related to facility closure costs. Our accruals for these restructuring activities are based upon our estimate of costs we expect to incur in future periods. Actual results could differ from these estimate and such differences could have a material adverse effect on our financial statements.

Our restructuring and impairment charges are summarized in the following table:

	Three Months Ended		Nine Months Ended
	September 28, 2003	September 29, 2002	September 28, 2003	September 29, 2002
	(in thousands)

Restructuring and impairment charges Workforce reduction severance costs	$1,121	$1,328	$1,022	$5,003
Facility closure costs	114	20,705	284	22,765
Property and equipment write-downs	540	14,564	2,623	44,447
Restructuring and impairment charges	$1,775	$36,597	$3,929	$72,215

Interest and Other Income, net

Interest income, net totaled $0.9 million and $3.0 million for the three and nine months ended September 28, 2003, respectively, compared to $2.0 million and $6.9 million for the three and nine months ended September 29, 2002, respectively. The decreases between the three- and nine-month periods of 2003 and 2002 were primarily due to lower average interest rates earned on our cash and short-term investment balances in the three and nine months ended September 28, 2003. Our average cash and short-term investment balances were $250.7 million and $257.5 million for the three- and nine-month periods ended September 28, 2003, respectively, compared to $311.8 million and $301.5 million for the three- and nine-month periods ended September 29, 2002, respectively. Cash and investment balances were lower in the three and nine months ended September 28, 2003 than in the prior year periods primarily due to the repurchase of approximately $45 million of our common stock between October 2002 and February 2003.

Other expense, net, totaled $0.2 million for both the three and nine months ended September 28, 2003. The expense for both the three- and nine-month periods of 2003 was primarily due to a $0.2 million loss on an equity investment in a privately held company. Other income (expense) was a net expense of $6.5 million for the three months ended September 29, 2002 and a net income of approximately $35.0 million for the nine months ended September 29, 2002. Other expense in the three months ended September 29, 2002 included impairment charges of $4.6 million and $1.7 million related to a note receivable from a former officer and an equity investment in a privately held company, respectively. Other income for the nine months ended September 29, 2002 included gains from the sale of our network tunable laser technology to Intel Corporation and the sale of our passive component product line to Finisar Corporation amounting to $38.6 million and $2.7 million, respectively. We expect to record an additional $5.0 million of other income in the fourth quarter of 2003 at the close of an escrow account related to the sale of our network tunable laser technology to Intel.

Income Taxes

As a result of our significant on-going losses, no income tax provisions or benefits were recorded for the three and nine months ended September 28, 2003 and September 29, 2002.

Liquidity and Capital Resources

Our cash, cash equivalents and short-term investments decreased to approximately $249.7 million at September 28, 2003, from approximately $279.4 million at December 29, 2002. The decrease in cash, cash equivalents and short-term investments was primarily due to outflows from operating activities and the use of approximately $16.6 million to repurchase shares of our common stock during January and February 2003. Net working capital decreased to approximately $246.1 million at September 28, 2003 from $302.1 million at September 29, 2002 primarily due to the repurchase of approximately $45 million of our common stock between October 2002 and February 2003.

Cash used in operating activities of approximately $16.4 million in the nine months ended September 28, 2003 was primarily attributable to the combination of our net loss of approximately $16.6 million and decreases in accrued expenses and accrued restructuring charges totaling $5.5 million, offset by depreciation and amortization of approximately $3.4 million, and non-cash impairment charges of $2.6 million. Cash provided by investing activities, excluding net proceeds from sales and maturities of investments, was approximately $0.3 million for the nine months ended September 28, 2003. Cash used by financing activities for the nine months ended September 28, 2003 was $13.0 million, primarily due to the repurchase of 4.85 million shares of our common stock for approximately $16.6 million, partially offset by proceeds of approximately $3.5 million from purchases under employee stock programs and repayment of a note receivable from a stockholder.

Our expenditures for capital equipment were minimal in the nine months ended September 28, 2003. We expect that our capital expenditures will continue to be minimal for the balance of 2003 and 2004.

As of September 28, 2003, our principal commitments consisted of obligations outstanding under our restructuring activities and our facility operating leases. Our future minimum lease payments under non-cancelable operating leases are as follows:

For Fiscal Year End	(in thousands)

2003	$1,503
2004	6,074
2005	6,016
2006	6,330
2007	4,106
Thereafter	4,002

Total	$28,031

Included in future minimum lease payments above are approximately $24.4 million related to unoccupied facilities as a result of our restructuring activities. Future minimum sublease income to be received under a non-cancelable sublease totals approximately $1.2 million and has been deducted from the future minimum lease payments above.

Under the terms of certain facility lease agreements, we have provided irrevocable letters of credit totaling $4.2 million as collateral for the performance of our obligations under the leases.

We have off-balance sheet transactions consisting of certain financial guarantees, both express and implied, related to product liability and potential infringement of intellectual property. Additionally, we have indemnification agreements with each of our directors and certain employees. We have not recorded a liability associated with these guarantees, as we have little or no history of costs associated with such indemnification requirements. Contingent liabilities associated with product liability and director and employee indemnifications may be mitigated by insurance coverage that we maintain. We also offer a product warranty typically covering twelve months from the date of sale. Historically warranty costs have not been material.

In connection with our proposed merger with Bookham, we plan to make a cash distribution of approximately $140 million to our stockholders immediately prior to completion of the merger. We believe that our cash, cash equivalents and short-term investments, subsequent to the distribution, will be sufficient to meet our anticipated needs for working capital and capital expenditures for at least the next twelve months.

C.            Reconciliation of New Focus’ financial information to conform with Bookham’s accounting policies

(i)    The following is the text of a letter received from Ernst & Young LLP:

Ernst & Young

Apex Plaza

Reading

RG1 1YE

The Directors
Bookham Technology plc
90 Milton Park
Abingdon
Oxfordshire
OX14 4RY

The Directors
Cazenove & Co. Ltd
20 Moorgate
London
EC2R 6DA	3 February 2004

Dear Sirs

Circular issued in connection with the acquisition of New Focus, Inc. (“Circular”)

We report on the unaudited reconciliation of the financial information in respect of New Focus, Inc. (“New Focus”) set out in Section C (ii) of Part III of the Circular dated 3 February 2004 which has been prepared on the basis of the accounting policies of Bookham Technology plc (“Bookham”).

Responsibility

It is the responsibility solely of the directors of Bookham to prepare the reconciliation of financial information in accordance with paragraph 12.11 of the Listing Rules of the UK Listing Authority (“the Listing Rules”). It is our responsibility to form an opinion, as required by the Listing Rules, on the reconciliation of financial information and to report our opinion to you.

The reconciliation incorporates significant adjustments to the historical consolidated financial statements of New Focus. The historical consolidated financial statements of New Focus for each of the three years ended 31 December 2000, 30 December 2001 and 29 December 2002 were prepared in accordance with US GAAP and were audited by Ernst  & Young LLP who gave unqualified reports thereon. We do not accept responsibility for any reports previously given by Ernst & Young LLP on the historical consolidated financial statements of New Focus beyond that owed to those to whom those reports were addressed by Ernst & Young LLP at the dates of their issue.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. Our work, which involved no independent examination of any historical underlying financial information, consisted primarily of making enquiries of management of New Focus and its auditors to establish the accounting policies which were applied in the preparation of the historical underlying financial information, considering the evidence supporting the reconciliation and discussing the reconciliation with the directors of Bookham.

Opinion

In our opinion the reconciliation of financial information has been properly compiled on the basis stated and the adjustments made are appropriate for the purpose of presenting the financial information (as adjusted) on a basis consistent in all material respects with the accounting policies of Bookham.

Yours faithfully

Ernst & Young LLP

(ii)                                  The differences between the accounting policies adopted by New Focus under US GAAP and those adopted by Bookham under UK GAAP which would give rise to material adjustments related to the calculation and impairment of goodwill and intangible assets. An unaudited restatement of New Focus’ financial information under Bookham’s accounting policies is set out below:

				Nine Months ended

	Year ended
	31 December 2000	30 December 2001	29 December 2002	28 September 2003
	$’000	$’000	$’000	$’000

(a) Net loss for the period	(35,974)	(495,424)	(104,811)	(16,650)
Adjustments:
Goodwill and intangibles amortisation	—	(17,341)	2,936	515
(Increase)/decrease in impairment charge	—	(124,586)	7,640	—
In progress, research and development	—	13,400	—
Accelerated impairment charge	—	(11,949)	—	—
Net loss for the period after adjustment to accord with Bookham accounting policies	(35,974)	(635,900)	(94,775)	(16,135)

Net loss per share after adjustment to accord with Bookham accounting policies	$(0.92)	$(8.71)	$(1.26)	$(0.25)

Number of shares (thousands) used to complete loss per share	38,914	73,045	75,105	63,598

(b) Shareholder’s equity as reported in the consolidated balance sheet	567,110	408,110	286,554	257,225
Adjustments:
Increase in goodwill	—	141,927	141,927	141,927
Impairment of goodwill	—	(141,927)	(141,927)	(141,927)
Accelerated impairment of goodwill	—	(11,949)	(1,374)	(858)
Shareholders’ equity as adjusted to accord with Bookham accounting policies	567,110	396,161	285,180	256,367

(c)           Reconciliation of profit and loss account for the year ended 29 December 2002

	As Originally Stated under New Focus Policies	Adjustments	As restated under Bookham policies
	$’000	$’000	$’000

Consolidated Statement of Operations Data:
Net revenues	33,388	—	33,388
Cost of net revenues	(43,627)	—	(43,627)
Gross (loss)	(10,239)	—	(10,239)
Operating expenses
Research and development, net	20,478	—	20,478
Sales and marketing	8,227	—	8,227
General and administrative	14,561	—	14,561
Amortisation of goodwill and other intangibles, net	3,014	(2,396)	618
Impairment of goodwill and other intangibles, net	7,692	(7,640)	52
Restructuring charges	72,233	—	72,233
Amortisation of deferred compensations	8,012	—	8,012
Total operating expenses	134,217	(10,036)	124,181
Operating loss	(144,456)	10,036	(134,420)
Interest and other income (expense), net	40,345	—	40,345
Loss before provision (benefit) for income taxes	(104,111)	10,036	(94,075)
Provision (benefit) for income taxes	700	—	700
Net loss	(104,811)	10,036	(94,775)

(d)  Reconciliation of balance sheet as at 29 December 2002

	Audited net Assets Under New Focus Policies	Adjustments	Restated net assets under Bookham policies
	$’000	$’000	$’000

Current assets
Cash and cash equivalents	178,430	—	178,430
Short-term investments	100,928	—	100,928
Trade accounts receivable	3,048	—	3,048
Inventories	3,122	—	3,122
Prepaid expenses and other current assets	3,480	—	3,480
Total current assets	289,008	—	289,008
Property, plant and equipment
Land and building	—	—	—
Asset held for sale	15,675	—	15,675
Manufacturing and development equipment	7,727	—	7,272
Computer software and equipment	4,303	—	4,303
Office equipment	984	—	984
Leasehold improvements	1,903	—	1,903
Construction in progress	—	—	—
Less: allowances for depreciation and amortization	(7,525)	—	(7,525)
Net property, plant and equipment	23,067	—	23,067
Intangible assets, net of amortization	1,394	(1,374)	20
Other assets	3,895	—	3,895
Total assets	317,364	(1,374)	315,990

Current liabilities
Accounts payable	1,522	—	1,522
Accrued compensation and related benefits	4,252	—	4,252
Other accrued expenses	3,201	—	3,201
Restructuring accrual	6,534	—	6,534
Deferred revenue and research and development funding	—	—	—
Current portion of long-term debt	—	—	—
Total current liabilities	15,509	—	15,509
Restructuring accrual-long-term	14,854	—	14,854
Long-term debt, less current portion	—	—	—
Deferred rent	447	—	447
Stockholders’ equity	286,554	(1,374)	285,180
Total liabilities	317,364	(1,374)	315,990

(e)  Reconciliation of profit and loss account for the nine months ended 28 September 2003

	As Originally Stated under New Focus Policies	Adjustments	As restated under Bookham policies
	$’000	$’000	$’000

Net revenues	20,099	—	20,099
Cost of net revenues	(14,987)	—	(14,987)
Gross profit/(loss)	5,112	—	5,112
Operating expenses
Research and development, net	6,458	—	6,458
Sales and marketing	4,368	—	4,368
General and administrative	8,410	—	8,410
Amortization of goodwill and other intangibles	519	(515)	4
Impairment of goodwill and other intangibles	—	—	—
Restructuring and other charges	3,929	—	3,929
Amortization of deferred compensation	883	—	883
Total operating expenses	24,567	(515)	24,052
Operating loss	(19,455)	515	(18,940)
Interest income, net	2,979	—	2,979
Other income/(expense), net	(174)	—	(174)
Loss before tax	(16,650)	515	(16,135)
Provision/(benefit) for income taxes	—	—	—
Loss for the year	(16,650)	515	(16,135)

(f)                                    Reconciliation of balance sheet as at 28 September 2003

	Audited net Assets Under New Focus Policies	Adjustments	Restated net assets under Bookham policies
	$’000	$’000	$’000

Current assets
Cash, cash equivalents and short-term investments	249,722	—	249,722
Trade accounts receivable, net	3,205	—	3,205
Inventories	3,260	—	3,260
Other current assets	3,812	—	3,812
Total current assets	259,999	—	259,999
Asset held for sale, net	13,712	—	13,712
Property and equipment, net	4,303	—	4,303
Intangible assets, net	875	(858)	17
Other assets	3,541	—	3,541
Total assets	282,430	(858)	281,572
Current liabilities
Accounts payable	1,626	—	1,626
Accrued expenses	5,899	—	5,899
Restructuring liabilities	6,388	—	6,388
Total current liabilities	13,913	—	13,913
Restructuring accrual-long-term	10,861	—	10,861
Deferred rent	431	—	431
Stockholders’ equity	257,225	(858)	256,367
Total liabilities	282,430	(858)	281,572

Summary of significant differences between New Focus accounting policies under US GAAP and Bookham accounting policies under UK GAAP

The accounting policies under which the consolidated financial statements of New Focus are prepared differ in certain respects from the accounting policies as applied by Bookham. The principal differences which impact profit for the period and/or net assets is set out below:

Accounting for Acquisitions

New Focus recognised goodwill and intangible assets on the acquisitions of JCA and Globe Y. Acquisition accounting under UK GAAP would have resulted in a different value being ascribed to the goodwill arising on acquisition due to a different measurement date for the purposes of calculating consideration (date of completion is used under UK GAAP instead of date of announcement under US GAAP).

Under UK GAAP no separate intangible asset would have been recognised by New Focus in respect of either acquisition and, accordingly, no charge for amortisation of intangible assets would have arisen.

Impairment

The goodwill that would have arisen under UK GAAP would have been fully impaired in year ended 30 December 2001. This results in an accelerated impairment charge in that year.

PART IV

ACCOUNTANTS’ LETTER ON THE PRO FORMA

STATEMENT OF NET ASSETS

The following is the text of a letter received from Ernst & Young LLP:

Ernst & Young
Apex Plaza
Reading
RG1 1YE
The Directors Bookham Technology plc 90 Milton Park Abingdon Oxfordshire OX14 4RY

The Directors Cazenove & Co. Ltd 20 Moorgate London EC2R 6DA	3 February 2004

Dear Sirs

Circular issued in connection with the acquisition of New Focus, Inc. (“Circular”)

We report on the pro forma financial information set out in Part V of the Circular dated 3 February 2004, which has been prepared, for illustrative purposes only, to provide information about how the acquisition of New Focus, Inc. might have affected the financial information presented.

Responsibility

It is the responsibility solely of the directors of Bookham Technology plc (“Bookham”) to prepare the pro forma financial information in accordance with paragraph 12.29 of the Listing Rules of the UK Listing Authority.

It is our responsibility to form an opinion, as required by the Listing Rules of the UK Listing Authority, on the pro forma financial information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the pro forma financial information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards and the Bulletin 1998/8 “Reporting on pro forma financial information pursuant to the Listing Rules” issued by the Auditing Practices Board. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro forma financial information with the directors of Bookham.

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Opinion

In our opinion:

(a)                                  the pro forma financial information has been properly compiled on the basis stated;

(b)                                 such basis is consistent with the accounting policies of Bookham; and

(c)                                  the adjustments are appropriate for the purposes of the pro forma financial information as disclosed pursuant to paragraph 12.29 of the Listing Rules of the UK Listing Authority.

Yours faithfully

Ernst & Young LLP

PART V

UNAUDITED PRO FORMA STATEMENT OF NET ASSETS

The pro forma financial information set out below has been prepared to illustrate the effect of the Acquisition on the net assets of the Group as if it had occurred at 28 September 2003. The pro forma financial information has been prepared for illustrative purposes only and, because of its nature, it may not give a true picture of the financial position of the Enlarged Group.

The pro forma statement of the net assets of the Enlarged Group set out below is based on the published unaudited interim consolidated net assets of Bookham and its subsidiary undertakings as at 28 September 2003 and the unaudited interim net assets of New Focus as at 28 September 2003 as set out in Section B of Part III of this document.

	Adjustments
			Pro forma adjustments (note 3)
	Bookham Technology Plc (note 1)	New Focus Inc (note 2)	(a)	(b)	Enlarged Group
	£’000	£’000	£’000	£’000	£’000

Fixed assets
Intangible assets	40,085	526	31,354	(517)	71,448
Tangible assets	55,600	12,975	—	—	68,575
Investments	15	—	—	—	15
	95,700	13,501	31,354	(517)	140,038
Current assets
Stocks	13,725	1,962	—	—	15,687
Debtors	20,803	4,224	—	—	25,027
Cash at bank and in hand	47,929	150,308	(91,339)	—	106,898
	82,457	156,494	(91,339)	—	147,612
Creditors: amounts falling due within one year	(32,779)	(8,374)	—	—	(41,153)
Net current assets	49,678	148,120	(91,339)	—	106,459
Total assets less current liabilities	145,378	161,621	(59,985)	(517)	246,497
Creditors: amounts falling due after more than one year	(30,381)	(6,797)	—	—	(37,178)
Provisions for liabilities and charges	(3,756)	—	—	—	(3,756)
Net assets/(liabilities)	111,241	154,824	(59,985)	(517)	205,563

Notes

(1)                                  The net assets of Bookham have been extracted from the published unaudited interim consolidated balance sheet as at 28 September 2003.

(2)                                  The net assets of New Focus have been extracted from the published unaudited interim consolidated balance sheet as at 28 September 2003 which is set out in Section B of Part III of this document. New Focus’ net assets have been converted into sterling at the rate of $1.66 to £1.00 which is the noon buying rate at 28 September 2003 as per the Federal Reserve Bank of New York.

(3)                                  Pro forma adjustments have been made to reflect the following:

(a)                                  Goodwill arising on consolidation of New Focus will be capitalised and classified as an asset on the balance sheet and will be subject to amortisation. The goodwill of £31,354,000 has been calculated based on the following:

(i)                                     consideration for the acquisition of 78,379,716 Ordinary Shares valued at £94,839,456 based on the closing share price of Bookham at 30 September 2003 (£1.21);

(ii)                                  estimated expenses of the acquisition of £7,073,000 ($11,750,000);

(iii)                               the net assets of New Focus to be acquired of £70,558,000, net of a cash distribution to New Focus shareholders of £84,266,000 ($140,000,000) immediately prior to completion.

In summary:

£’000

Consideration	94,839
Acquisition expenses	7,073
Total cost of investment	101,912
Less: Net assets of New Focus at 30 September 2003	(154,824)
Adjustment for cash distribution	84,266
Goodwill arising	31,354

Immediately prior to the completion of the acquisition, New Focus will distribute cash of $140,000,000 (£84,266,000) to its shareholders. The expenses of the acquisition will total some £7,073,000 ($11,750,000). As a result, the pro forma cash balance has been reduced by £91,339,000.

(b)                                 An adjustment has been made to align New Focus’ accounting policy with respect to the calculation and impairment of goodwill and intangible assets. This has resulted in the elimination of New Focus’ intangible asset of £517,000 as at 30 September 2003. This adjustment is adjusted on the basis set out in Section C(ii) of Part III of this document translated into sterling at the rate of US$1.66 to £1.00. Further details as to the differences in the accounting policies of New Focus and Bookham are set out in Section C(ii) of Part III of this document.

(4)                                  No adjustment has been made to reflect the net assets of Ignis Optics Inc acquired by Bookham as announced on 22 September 2003.

(5)                                  No adjustments have been made to reflect the trading results of Bookham or of New Focus since 30 September 2003.

(6)                                  Amounts quoted in US dollars have been converted into sterling at the rate of $1.66 to £1.00.

PART VI

ADDITIONAL INFORMATION

1.                                      Responsibility

The Directors and Proposed Directors, whose names appear in paragraph 2 below, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors and the Proposed Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.                                      Names of Directors and Proposed Directors

The Directors of the Company are as follows:

Andrew Rickman,	Chairman
Giorgio Anania,	President and Chief Executive Officer
Lori Holland,	Non-executive Director
Jack St Clair Kilby,	Non-executive Director
W. Arthur Porter,	Non-executive Director

Robert Rickman,	Non-executive Director
David Simpson,	Non-executive Director
Joseph Cook,	Non-Executive Director

The business address of the Directors is 90 Milton Park, Abingdon, Oxfordshire, OX14 4RY.

The Proposed Directors of the Company are as follows:

Winston Su-Kee Fu	Non-executive Director
Peter Frank Bordui	Non-executive Director

Both of 2584 Junction Avenue, San Jose, CA 95134 US, the principal place of business of New Focus.

The Company will enter into a letter of engagement with Winston Fu on Completion which will provide for the appointment of him as a non-executive Director. The letter of engagement will provide that the Company or Dr. Fu will be able to terminate Dr. Fu’s appointment on not less than 6 months’ notice, subject to the Company having the right to terminate earlier in certain usual circumstances. Dr. Fu’s fees will be US$3,500 per annum plus a further fee of US$1,500 for each Board Meeting he attends. Dr. Fu will also be entitled to reimbursement of reasonable travelling and accommodation expenses incurred for the purpose of attending Board Meetings.

The Company will enter into a letter of engagement with Peter Bordui on Completion which will provide for the appointment of him as a non-executive Director. The letter of engagement will provide that the Company or Dr. Bordui will be able to terminate Dr. Bordui’s appointment on not less than 6 months’ notice, subject to the Company having the right to terminate earlier in certain usual circumstances. Dr. Bordui’s fees will be US$3,500 per annum plus a further fee of US$1,500 for each Board Meeting he attends. Dr. Bordui will also be entitled to reimbursement of reasonable travelling and accommodation expenses incurred for the purpose of attending Board Meetings.

3.                                      Incorporation

The Company was incorporated under the Companies Act 1985 and registered in England and Wales on 22 September 1988 as a private company limited by shares with the name Coleslaw 145 Limited and with registered number 2298887. On 14 December 1988 the Company’s name was changed to Bookham Technology Limited. On 16 March 2000 the Company re-registered as a public company with the name Bookham Technology plc.

4.                                      Directors’ and Other Interests

4.1                                 The percentage of beneficial ownership for each Shareholder is based on 216,843,089 Ordinary Shares outstanding as of 30 January 2004 (being the latest practicable date prior to publication of this document) and 295,222,805 Ordinary Shares expected to be outstanding immediately after Completion.

				Percentage of Ordinary Shares Beneficially Owned
Name of Beneficial Owner	Number of Ordinary Shares	Number of Options/ Warrants		Prior to the Acquisition	Immediately after Completion

Directors:

Andrew Rickman(1)	27,673,809	—		12.76	9.37
Giorgio Anania	237,630	5,706,953		0.11	0.08
Lori Holland	—	420,826		—	—
Jack St Clair Kilby	—	140,346		—	—
W Arthur Porter	—	331,613		—	—
Robert Rickman(2)	1,148,878	164,488		0.53	0.39
David Simpson	386,561	498,088		0.18	0.13
Joseph Cook	—	12,000		—	—
Three Per Cent. Shareholders (other than Directors):
Rickman 1998 Accumulation and Maintenance Settlement Trust	9,000,000	—		4.15	3.05
Aviva plc(3)	27,852,441	—		12.84	9.43
Nortel Networks(4)	31,000,000	9,000,000	(5)	14.30	10.50
Goldman Sachs Group, Inc.	10,817,986	—		4.99	3.66

(1)                                  Includes 9,000,000 Ordinary Shares held by the Rickman 1998 Accumulation and Maintenance Settlement Trust of which Andrew G. Rickman is a trustee.

(2)                                  Includes 999,000 Ordinary Shares held by Marion Rickman, the wife of Robert J. Rickman.

(3)                                  Morley Fund Management Limited, a subsidiary of Aviva plc, holds all of the 27,852,441 Ordinary Shares.

(4)                                  Includes 27,852,441 Ordinary Shares held by Nortel Networks Limited and 7,210,585 Ordinary Shares held by Nortel Networks Optical Components Limited.

(5)                                  Representing the warrants over Ordinary Shares granted in connection with the acquisition of the optical amplifier and optical transmitter and receiver businesses from Nortel Networks.

4.2                                 Save as disclosed above, none of the Directors or their immediate families or any person connected with a Director within the meaning of section 346 of the Act which would, if the connected person were a Director, be required to be notified in compliance with the Act, and the existence of which is known to or could with reasonable diligence be ascertained by the Director had, at 30 January 2004 (the latest practicable date prior to the publication of this document) or will have, so far as the Directors are aware, immediately following the Acquisition becoming unconditional, any interest (beneficial or non-beneficial) in the Ordinary Shares, which interest will then be required to be notified to Bookham pursuant to section 324 or section 328 of the Act or entered in the register maintained by Bookham under the provisions of section 325 of the Act.

4.3                                 Save as disclosed above, so far as is known to the Company, no person is, directly or indirectly, interested in 3 per cent. or more of its issued share capital.

4.4                                 During 1998, the Company entered into a consultancy agreement with Lori Holland for the provision of consultancy services. This consultancy agreement was replaced by a directors’ fee agreement with Ms Holland on 30 September 2002 (effective as of 1 August 2002). Save as disclosed in this paragraph 4.4, no Director has had any interest, direct or indirect, in any transaction which is unusual in its nature or conditions or significant in relation to the business of Bookham and which was effected during the current or immediately preceding financial year or which was effected during any earlier financial year and which remains in any respect outstanding or unperformed.

4.5                                 The details regarding the Directors’ service agreements have not changed since the publication of the Bookham annual report 2002 dated 19 March 2003.

4.6                                 There are no arrangements under which any of the Directors has waived or agreed to waive future emoluments or under which the total emoluments of any Directors will be varied in consequence of the Acquisition.

5.                                      Litigation Relating to Bookham

Neither the Company nor any of its subsidiaries is, or has been, engaged in any legal or arbitration proceedings, including any such proceedings which are pending or threatened of which the Company is aware, which may have or has had during the twelve months prior to the date hereof, a significant effect on the Group’s financial position.

6.                                      Litigation Relating to New Focus

On 13 February 2002, Howard Yue, the former sole shareholder of Globe Y Technology, Inc., a company acquired by New Focus in February 2001, filed a lawsuit against New Focus and several of its officers and directors in Santa Clara County Superior Court. The lawsuit is captioned Howard Yue v. New Focus, Inc. et al, Case No. CV808031, and asserts claims stemming from New Focus’ acquisition of Globe Y. The plaintiff has amended his complaint several times following the Court’s dismissal of his earlier complaints. Currently, the plaintiff’s third amended complaint alleges eight causes of action against defendants New Focus, Ken Westrick, William Potts, Jr. and Timothy Day as follows: violation of §25400 and §25500 of the California Corporations Code against New Focus and Ken Westrick; violation of §§1709-1710 of the California Civil Code against all defendants; violation of §17200 and §17500 of the California Business & Professions Code against New Focus; fraud and deceit by concealment against all defendants; fraud and deceit by active concealment against all defendants; fraud and deceit based upon non-disclosure of material facts against all defendants; negligent misrepresentation against all defendants; and breach of contract and the duty of good faith and fair dealing against New Focus. The complaint seeks unspecified economic, punitive, and exemplary damages, prejudgment interest, costs, and equitable and general relief.

On 6 October 2003, New Focus filed a cross-complaint against Mr. Yue seeking damages arising from Mr. Yue’s misrepresentations to New Focus in the acquisition of Globe Y by New Focus. Discovery is ongoing in both the lawsuit by Mr. Yue and New Focus’ cross-complaint. New Focus has certain counterclaims against Mr. Yue as well as the following defences against Mr. Yue’s claims: the doctrines of estoppel, waiver and consent; plaintiff’s coming to the action with unclean hands; plaintiff’s breach of contract; plaintiff’s failure to fulfil any contractual conditions precedent; plaintiff’s failure to mitigate damages, if any; plaintiff’s negligence; the lack of an existence of a fiduciary or confidential relationship with the plaintiff; the causing of plaintiff’s damages, if any, by intervening events; and plaintiff’s fraudulent conduct. New Focus intends to conduct a vigorous defence of this lawsuit. The cross-complaint seeks unspecified economic, punitive, and exemplary damages, prejudgement interest, costs, and equitable and general relief.

Save as disclosed in the above two sub-paragraphs of this paragraph 6, neither New Focus nor any of its subsidiaries is, or has been engaged in any legal or arbitration proceedings, including any such proceedings which are pending or threatened of which the Company is aware, which may have or has had during the twelve months prior to the date hereof, a significant effect on the New Focus Group’s financial position.

7.                                      Material Contracts Relating to Bookham

7.1                                 Except as disclosed in paragraphs 7.2 and 7.3 below:

(a)                                  no contracts other than contracts entered into in the ordinary course of business, or contracts that have been made available for inspection within the last two years and which are available for inspection as set out in paragraph 14 below have been entered into by any member of the Group within the two years immediately preceding the date of this document which are, or may be, material; and

(b)                                 no contracts have been entered into by any member of the Group, not being contracts entered into in the ordinary course of business, which contain any provision under which any member of the Group has any obligation or entitlement which is material to the Group as at the date of this document.

7.2                                 The following documents have been available for inspection within the last two years. These agreements are available for inspection as set out in paragraph 14 below:

(a)                                  the acquisition agreement dated 25 January 2001 between the Company, Bookham Acquisition Inc., Bookham Exchange Inc. and the shareholders of Measurement Microsystems A-Z, Inc. summarised in the circular to the Shareholders issued by the Company on 14 January 2002;

(b)                                 the acquisition agreement dated 17 December 2001 between the Company, Marconi Optical Components Limited and Marconi Corporation plc summarised in the circular to Shareholders issued by the Company on 14 January 2002;

(c)                                  the non-exclusive supply agreement dated 1 February 2002 between the Company and Marconi Communications, Inc., a wholly owned subsidiary of Marconi plc summarised in the Nortel Listing Particulars;

(d)                                 the acquisition agreement dated 7 October 2002 between the Company and Nortel Networks, summarised in the Nortel Circular;

(e)                                  the Series A unsecured loan notes of the Company and the Series B secured loan notes of the Company issued to certain Nortel Group Members on 8 November  2002, summarised in the Nortel Circular;

(f)                                    the supply agreement dated 8 November  2002 between the Company and Nortel Networks, summarised in the Nortel Circular;

(g)                                 the relationship deed dated 8 November  2002 between the Company and Nortel Networks, summarised in the Nortel Circular;

(h)                                 the warrants issued to certain Nortel Group Members on 8 November 2002, as summarised in the Nortel Circular;

(i)                                     the registration rights agreement dated 8 November  2002 between the Company and Nortel Networks, as summarised in the Nortel Listing Particulars; and

(j)                                     the sponsor’s agreement dated 7 October 2002 between the Company and Morgan Stanley & Co Limited, as summarised in the Nortel Listing Particulars.

7.3                                 In addition to the documents detailed in paragraph 7.2 above, the following agreements have been entered into by a member of the Group in the two years immediately prior to the publication of this document and are otherwise than in the ordinary course of business:

(a)                                  the Acquisition Agreement, details of which are set out in Part II of this document;

(b)                                 On 3 July 2003, the Company entered into an asset purchase agreement with Bookham Technology, Inc. and Cierra under which, inter alia, the Company acquired substantially all of the business, assets, properties and rights and certain identified liabilities of Cierra in consideration for:

•                                          3,071,484 Ordinary Shares;

•                                          up to 4,200,000 Ordinary Shares should the Cierra business meet a revenue target of at least $5 million in the 12 month period to 1 October 2004 or at least $8.5 million in the 12 month period to 1 October 2005.

Pursuant to the asset purchase agreement, Bookham agreed to indemnify Cierra against legal fees or expenses up to $1,000,000 in relation to a litigation claim brought against Cierra.

(c)                                  On 24 September 2003, the Company entered into an agreement and plan of merger with Bookham

Technology, Inc., Ingrid Acquisition Corp. and Ignis under which, inter alia, the Company acquired the entire issued share capital of Ignis in consideration for:

•                                          8,020,816 Ordinary Shares; and

•                                          48,836 warrants over Ordinary Shares.

Up to an additional 780,843 Ordinary Shares may be issued in early 2005 should Ignis meet a revenue target of at least $4 million for financial year 2004.

8.                                      Material contracts relating to New Focus

8.1                                 Except as disclosed in paragraph 8.2 below:

(a)                                  no contracts other than contracts entered into in the ordinary course of business, have been entered into by any member of the New Focus Group within the two years immediately preceding the date of this document which are, or may be, material; and

(b)                                 no contracts have been entered into by any member of the New Focus Group, not being contracts entered into in the ordinary course of business, which contain any provision under which any member of the New Focus Group has any obligation or entitlement which is material to the New Focus Group as at the date of this document.

8.2                                 The following agreements have been entered into by a member of the New Focus Group in the two years immediately prior to the publication of this document and are otherwise than in the ordinary course of business:

(a)                                  New Focus entered into an Asset Purchase Agreement with Finisar Corporation on 24 April 2002, as amended as of 10 May 2002, under which, inter alia, Finisar Corporation acquired the physical assets associated with New Focus’ passive optical component product line in consideration for 4,027,446 shares of Finisar Corporation common stock under the terms of the agreement. Under the terms of New Focus’ agreement to sell its passive optical component line to Finisar Corporation, New Focus is to receive guaranteed minimum royalties totaling $5.4 million. In the third quarter of 2003 New Focus received $1.4 million as the first of three annual minimum royalty payments. New Focus is due to receive the remaining two annual minimum royalty payments of $2.0 million each in the third quarter of 2004 and 2005;

(b)                                 On 23 May 2002, New Focus entered into an Asset Purchase Agreement with Intel Corporation, under which, inter alia New Focus sold its network tunable laser technology to Intel Corporation for $50 million in cash;  Under the terms of New Focus’ agreement with Intel Corporation, New Focus agreed to indemnify Intel Corporation up to a maximum aggregate amount of $7 million incurred in connection with the sale of New Focus’ network tunable laser technology to Intel Corporation;

(c)                                  New Focus entered into an Agreement and Plan of Merger with JCA Technology, Inc., JCA Acquisition Corporation, James Chao and certain other shareholders of JCA Technology, Inc. dated as of 25 October 2000, as amended as of 21 December 2000 and 16 January 2001 under which New Focus acquired JCA Technology for consideration consisting of 10,033,556 shares of New Focus common stock and $75 million in cash. The Agreement and Plan of Merger contains a number of customary representations and warranties made by New Focus, JCA Technology, Inc., JCA Acquisition Corporation, James Chao and certain other shareholders of JCA Technology, Inc.;

(d)                                 New Focus entered into a Merger Agreement and Plan of Reorganization with, amongst others, Globe Y. Technology, Inc. Nectar Acquisition Corporation and Howard Yue dated as of 25 October 2000, as amended as of 7 February 2001 and 13 February 2001 under which New Focus acquired Globe Y. Technology, Inc. for consideration consisting of 1,055,264 shares of New Focus common stock. The Merger Agreement and Plan of Reorganization contains a number of customary representations and warranties made by New Focus, Globe Y. Technology, Inc., Howard Yue and Nectar Acquisition Corporation; and

(e)                                  New Focus entered into a Preferred Stock Rights Agreement dated 26 July 2001, as amended as of 29 September 2003, with Equiserve Trust Company, N.A., pursuant to which New Focus issued a non-taxable dividend of one right for each share of its common stock held by stockholders of record as of the close of business on 31 August 2001. Each right will initially entitle stockholders to purchase for $40.00 a fractional share of the company’s preferred stock with economic terms similar to those of one share of the company’s common stock. The rights are not immediately exercisable and will become exercisable only upon the occurrence of certain events. If a person or group acquires or announces a tender or exchange offer that would result in the acquisition of fifteen percent or more of the company’s common stock while the stockholder rights plan remains in place, all rights holders, except the acquiring person or group, will be entitled to acquire the company’s common stock at a discount.

9.                                      Consents and Exchange Rate

9.1                                 Cazenove has given and has not withdrawn its written consent to the inclusion in this document of the references to its name in the form and context in which they are included.

9.2                                 Ernst & Young LLP has given and has not withdrawn its written consent to the inclusion of its letters in Parts III and IV of this document and the references to its name in the form and context in which they are included.

9.3                                 Perseus Group, LLC has given and has not withdrawn its written consent to the inclusion in this document and the references to its name in the form and context in which they are included.

9.4                                 In this document, where appropriate and for illustrative purposes only, amounts quoted in United States dollars have been converted into sterling: (i) in the case of the termination fee that New Focus has agreed to pay the Company and the increase in cash reserves from New Focus, at the rate of US$1.82 to £1.00; and (ii) in all other cases, at the rate of US$1.66 to £1.00.

10.                               Working Capital

In the opinion of the Company the working capital available to the Enlarged Group is sufficient for the Enlarged Group’s present requirements, that is, for at least the next 12 months from the date of publication of this document.

11.                               Significant Change relating to Bookham

There has been no significant change in the financial or trading position of the Group since 28 September 2003, being the date to which its most recent unaudited quarterly results were published.

12.                               Significant Change relating to New Focus

There has been no significant change in the financial or trading position of New Focus since 28 September 2003, being the date to which its most recent unaudited quarterly results, set out in Section B of Part III of this document, were published.

13.                               Listing Particulars

In accordance with FSMA and the Listing Rules, Listing Particulars have been published by Bookham in connection with the issue of the Consideration Shares and delivered to the Registrar of Companies in England and Wales for registration as required by section 83 of FSMA. A Proxy Statement/Prospectus (including Summary Particulars) is being sent to New Focus Stockholders.

14.                               Documents Available for Inspection

Copies of the following documents may be inspected at the offices of Hale and Dorr LLP, Alder Castle, 10 Noble Street, London, EC2V 7QJ during usual business hours on any weekday (Saturdays, Sundays, public holidays excepted) from the date of this document until the earlier of Completion or termination of the Acquisition Agreement:

14.1                           the memorandum of association of Bookham and the Articles;

14.2                           the audited consolidated accounts of Bookham for the periods ended 31 December 2000, 31 December 2001 and 31 December 2002 and the unaudited quarterly results for the nine months ended 28 September 2003;

14.3                           the audited consolidated accounts of New Focus for the periods ended 30 December 2000, 30 December 2001 and 29 December 2002 and the Form 10-Q filed with the SEC for the nine months ended 28 September 2003;

14.4                           the letter from Ernst & Young LLP regarding the reconciliation of the financial information on New Focus to UK GAAP set out in of Section 2(C)(i) of Part III of this document;

14.5                           the letter from Ernst & Young LLP regarding the pro forma statement of net assets set out in Part IV of this document;

14.6                           the Proxy Statement/Prospectus;

14.7                           the Listing Particulars;

14.8                           the written consents referred to in paragraph 9 of this Part VI;

14.9                           the service agreements, letters of engagement and proposed letters of engagement referred to in paragraphs 2 and 4.5 of this Part VI;

14.10                     the material contracts referred to in paragraphs 7 and 8 of this Part VI; and

14.11                     this document.

3 February 2004

DEFINITIONS

The following definitions apply throughout this document and the Form of Proxy, unless the context requires otherwise:

“Acquisition”	the acquisition of the entire issued share capital of New Focus pursuant to the Acquisition Agreement
“Acquisition Agreement”	the acquisition agreement dated 21 September 2003 between Bookham, Budapest Acquisition Corp. and New Focus, as detailed in Part II of this document
“Act”	the Companies Act 1985, as amended
“Admission”

the admission to the Official List and admission to trading on the London Stock Exchange of the Consideration Shares becoming effective by the decision of the UK Listing Authority to admit such shares to listing being announced in accordance with paragraph 7.1 of the Listing Rules, and by the decision of the London Stock Exchange to admit such shares to trading being announced in accordance with the London Stock Exchange Admission Standards

“American Depositary Shares” or “ADS”	the American Depositary Shares each representing one Ordinary Share and evidenced by American Depositary Receipts quoted on the NASDAQ National

Market
“Articles” or “Articles of Association”	the articles of association of the Company
“Board”	the board of directors of the Company
“Cazenove”	Cazenove & Co. Ltd
“Cierra”	Cierra Photonics, Inc.
“common stock”	the US equivalent of ordinary shares in a UK company
“Company” or “Bookham”	Bookham Technology plc
“Completion”	completion of the Acquisition
“Consideration Shares”	the 78,379,716 Ordinary Shares to be issued to the New Focus Stockholders on Completion pursuant to the Acquisition Agreement, which will rank pari passu in all respects with the Existing Shares
“Director” or “Directors”	a director or the directors of the Company
“Enlarged Group”	the Group, including New Focus and its subsidiary undertakings
“Enlarged Issued Share Capital”	the issued share capital of the Company immediately following Completion
“Existing Shares”	the issued Ordinary Shares of the Company immediately prior to Completion
“Extraordinary General Meeting” or “EGM”

the extraordinary general meeting of Bookham to be convened at 10.00 a.m. on 5 March 2004 (and any adjournment thereof) for the purpose of considering and, if thought fit, approving, inter alia, the Acquisition and related matters

“Form of Proxy”	the form of proxy for use in relation to Extraordinary General Meeting
“FSMA”	the Financial Services and Markets Act 2000, as amended
“General Meeting”	an extraordinary general meeting or an annual general meeting of the Shareholders or any other meeting at which the Shareholders (or any class of them) are entitled to vote
“Group”	Bookham and its subsidiary undertakings
“Ignis”	Ignis Optics, Inc.
“Listing Particulars”	the listing particulars relating to Bookham published on the date of this document
“Listing Rules”	the listing rules made by the UK Listing Authority under FSMA
“London Stock Exchange”	London Stock Exchange plc
“London Stock Exchange Admission Standards”	the rules issued by the London Stock Exchange in relation to the admission to trading of, and continuing requirements for trading of securities on the London Stock Exchange
“New Focus”	New Focus, Inc.
“New Focus Group”	New Focus and its subsidiary undertakings
“New Focus Options”

the options over New Focus stock granted under the New Focus, Inc. 1999 Stock Plan, the New Focus, Inc. 2000 Director Option Plan, the New Focus, Inc. 2000 Stock Plan and the New Focus, Inc. 2001 Stock Plan

“New Focus Share”	share of common stock in New Focus
“New Focus Stockholders”	holders of New Focus Shares
“New Ordinary Shares”	the Ordinary Shares to be issued pursuant to the Acquisition
“Nortel Circular”

the circular to Shareholders issued by the Company on 7 October 2002, relating to the acquisition by the Company of the optical amplifiers and optical transmitter and receiver business of Nortel Networks

“Nortel Group”

Nortel and (i) any subsidiary undertaking of Nortel from time to time; or (ii) any other person of which Nortel or any subsidiary undertaking of Nortel from time to time is able to exercise management control or is otherwise interested from time to time other than the Company or any Group, and “Nortel Group Member” shall be construed accordingly

“Nortel Listing Particulars”	the listing particulars issued by the Company on 7 October 2002, relating to the acquisition by the Company of the optical amplifier and optical transmitter and receiver businesses of Nortel Networks
“Nortel Networks”	Nortel Networks Corporation
“Official List”	the official list of UK listed securities maintained by the UK Listing Authority pursuant to the Financial Services and Markets Act 2000
“Optionholders”	the holders of options granted under the Bookham share option schemes

“Ordinary Shares”	ordinary shares of 1/3p each in the capital of Bookham
“Proposed Directors”	Winston Fu and Peter Bordui
“Proxy Statement/Prospectus”	the proxy statement/prospectus distributed to New Focus Stockholders in connection with their approval of the Acquisition
“£” and “p”	the lawful currency of the UK
“Resolutions”	the resolutions to be proposed at the Extraordinary General Meeting set out in the Notice of Extraordinary General Meeting set out at the end of this document
“SEC”	Securities Exchange Commission
“Shareholders”	shareholders of the Company
“UK Listing Authority”	the Financial Services Authority as the competent authority for listing in the UK
“United Kingdom” or “UK”	the United Kingdom of Great Britain and Northern Ireland
“United States” or “US”

the United States of America including each state therein, the District of Columbia, Puerto Rico, the United States Virgin Islands and each of the other territories and possession of the United States of America

“$”	the lawful currency of the United States
“Warrantholders”	the holders of warrants to subscribe for Ordinary Shares as at the date of this document

Bookham Technology plc

(Incorporated and registered in England and Wales
under the Companies Act 1985 with registered no. 2298887)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an EXTRAORDINARY GENERAL MEETING of Bookham Technology plc will be held at The Oxford Centre, 333 Banbury Road, Oxford OX2 7PL on 5 March 2004 at 10.00 a.m. for the transaction of the following business:

To consider and, if thought fit, to pass Resolutions 1 to 4 (inclusive) as ordinary resolutions of the Company and Resolution 5 as a special resolution of the Company:

RESOLUTION 1

That the acquisition by way of merger of New Focus, Inc. (the “Acquisition”) upon the terms and conditions of the agreement dated 21 September 2003 produced at the meeting and signed by the chairman for the purpose of identification only (the “Acquisition Agreement”), be and is hereby approved and the board of directors of the Company (or any duly authorised committee thereof) be and they are hereby authorised to take all such steps as may be necessary or appropriate in relation thereto and to complete the same with such modifications, variations, amendments or revisions as they think fit providing such modifications, variations, amendments or revisions are not of a material nature.

RESOLUTION 2

Subject to the passing of Resolution 1, that the authorised share capital of the Company be and is hereby increased from £1,000,000 to £1,500,000 by the creation of 150,000,000 additional ordinary shares of  1/3p each in the capital of the Company (“Ordinary Shares”).

RESOLUTION 3

Subject to the passing of Resolution 2, that the directors be and are hereby generally and unconditionally authorised pursuant to Section 80 of the Companies Act 1985 (the “Act”), in addition to all other existing authorities pursuant to Section 80 of the Act, to exercise all the powers of the Company to allot relevant securities (within the meaning of Section 80(2) of the Act) provided that this authority shall be limited to the allotment of up to 86,000,000 Ordinary Shares to the stockholders and/or optionholders of New Focus in satisfaction of the Company’s obligations to issue Ordinary Shares arising in relation to the Acquisition, such authority (unless previously revoked, varied or renewed) to expire on the earlier of 15 months after the passing of this Resolution or the conclusion of the Annual General Meeting of the Company to be held in 2004 provided that the Company may prior to such expiry make any offer, agreement or other arrangement which would or might require such relevant securities to be allotted after such expiry and the directors may allot such relevant securities pursuant to any such offer, agreement or other arrangement as if the authority conferred hereby had not expired.

RESOLUTION 4

Subject to the passing of Resolution 1, that the directors be and are hereby generally and unconditionally authorised pursuant to Section 80 of the Act (in substitution for the existing authority pursuant to Section 80 of the Act granted at the Annual General Meeting of the Company held in 2003, to the extent not utilised at the date this Resolution is passed) to exercise all the powers of the Company to allot relevant securities (within the meaning of Section 80(2) of the Act) provided that this authority shall be limited to:

(i)                                     the grant of options over relevant securities (and the allotment of relevant securities on exercise thereof) up to a nominal amount of £98,407 pursuant to any option scheme or schemes approved by shareholders; and

(ii)                                  any other allotment (otherwise than pursuant to sub-paragraph (i) of this Resolution) of relevant securities up to an aggregate nominal amount of £328,025,

such authority (unless previously revoked, varied or renewed) to expire on the earlier of 15 months after the passing of this Resolution or the conclusion of the Annual General Meeting of the Company to be held in 2004 provided that the Company may prior to such expiry make any offer, agreement or other arrangement which would or might require relevant securities to be allotted after such expiry and the directors may allot relevant securities pursuant to any such offer, agreement or other arrangement as if the authority conferred hereby had not expired.

RESOLUTION 5

Subject to the passing of Resolution 4 above, that the directors be and are hereby empowered to allot equity securities (as defined in Section 94(2) of the Act) of the Company (in substitution for the existing authority pursuant to Section 95 of the Act granted at the Annual General Meeting of the Company held in 2003, to the extent not utilised at the date this Resolution is passed) for cash pursuant to the authority conferred by Resolution 4 above as if Section 89(1) of the Act or any pre-emption provisions contained in the Articles of Association did not apply to any such allotment, provided that this power shall be limited to:

(i)                                     the grant of options over equity securities (and the allotment of equity securities on the exercise thereof) up to a nominal amount of £98,407 pursuant to any option scheme or schemes approved by shareholders;

(ii)                                  any allotment of equity securities where such securities have been offered (whether by way of rights issue, open offer or otherwise) to holders of equity securities in proportion (as nearly as practicable) to their then holdings of such securities but subject to such exclusions or other arrangements as the directors may deem necessary or desirable in relation to fractional entitlements or legal or practical problems arising in, or pursuant to, the laws of any territory, or the requirements of any regulatory body or stock exchange in any territory or otherwise howsoever; and

(iii)                               any other allotment (otherwise than pursuant to sub-paragraphs (i) and (ii) of this Resolution) of equity securities up to an aggregate nominal amount of £49,203,

such power (unless previously revoked, varied or renewed) to expire on the earlier of 15 months after the passing of this Resolution or the conclusion of the Annual General Meeting of the Company to be held in 2004, provided that the Company may prior to such expiry make any offer, agreement or other arrangement which would or might require equity securities to be allotted after such expiry and the directors may allot equity securities in pursuance of such offer, agreement or other arrangement as if the power hereby conferred had not expired.

BY ORDER OF THE BOARD:	Registered Office:
Philip Davis	90 Milton Park
Company Secretary	Abingdon
Oxfordshire
3 February 2004	OX14 4RY

Notes:

(1)                                  Only those shareholders registered in the register of members of the Company as at 6.00 p.m. on 3 March 2004 shall be entitled to attend and vote at the meetings to which this notice relates in respect of the number of shares registered in their name at that time. Changes to entries on the relevant register of securities after 6.00 p.m. on 3 March 2004 shall be disregarded in determining the rights of any person to attend or vote at the meeting to which this notice relates.

(2)                                  A Form of Proxy is enclosed with this document for use in connection with the meeting to which this notice relates and any adjournment thereof. A shareholder entitled to attend and vote at the meeting may appoint one or more proxies to attend and, on a poll, to vote instead of him. A proxy need not be a shareholder of the Company. The appointment of a proxy will not prevent a shareholder from subsequently attending and voting at the meeting in person.

(3)                                  To be effective the instrument appointing a proxy, and any power of attorney or other authority under which it is executed (or a duly certified copy of any such power or authority), must (failing previous registration with the Company) be received at the offices of the Company’s registrars, Capita Registrars, Bourne House, 34 Beckenham Road, Beckenham, Kent BR3 4TU, not less than 48 hours before the time for holding the meeting or any adjournment thereof or (in the case of a poll taken otherwise than at the meeting or any adjournment thereof) for the taking of the poll at which it is to be used.